Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on August 30, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DOCUSIGN, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	91-2183967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

221 Main St., Suite 1000

San Francisco, California 94105

(415) 489-4940

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel D. Springer

Chief Executive Officer

DocuSign, Inc.

221 Main St., Suite 1000

San Francisco, California 94105

(415) 489-4940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen David Peinsipp Carlton Fleming Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Reginald D. Davis, Esq. Yanira Wong, Esq. DocuSign, Inc. 221 Main St., Suite 1000 San Francisco, California 94105 (415) 489-4940	Sarah K. Solum Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒	Smaller Reporting Company	☐
						Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share		$	$	$

(1)	Includes shares that the underwriters have the option to purchase from the selling stockholders.
(2)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, on the basis of the average high and low sales price of the Registrant’s common stock as reported by The Nasdaq Global Select Market on                     , 2018.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2018

             Shares

COMMON STOCK

The selling stockholders identified in this prospectus are offering              shares of our common stock. We are not selling any shares under this prospectus and we will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “DOCU.” On                     , 2018, the last reported sale price of our common stock on The Nasdaq Global Select Market was $             per share.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, are subject to certain reduced public company reporting requirements for this and future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters the right to purchase up to an additional             shares of common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2018.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC

                    , 2018

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Transforming the foundation of doing business: the agreement.

DocuSign®

Transforming the foundation of doing business: the agreement.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

How it was done before.

Agreement: Employment Offer Page 10
Name: Alexis Legarza
Position: Sr. Sales Manager
May 7, 2018

As a Company employee, you will also be eligible to receive certain employee benefits including PTO, healthcare, dental coverage, and a 401(k) plan. You should note that the Company may modify salaries and benefits from time to time as it deems necessary. You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason.

Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

As a Company employee, you will be expected to abide by company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the company rules of conduct which are included in the employee handbook which you will receive on your first day of employment. You will be expected to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information. The Agreement also provides that in the event of any dispute or claim relating to or arising out of our working relationship, you and the Company agree that all such disputes shall be resolved by binding arbitration.

To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided. This letter, along with the agreement relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We look forwad to working with you at Acme, Inc.

Sincerely,
Acme, Inc.

Accepted and Agreed

Date

Manager

Name

Signature

SIGN HERE
SIGN HERE

Today, we DocuSign.

9:41
Inbox
DocuSign.
Gabriel Lopez sent you a document to review and sign.
REVIEW DOCUMENTS
Gabriel Lopez
gabriel.lopez@acme.com
All,
Please review the job offer request for Alexis Legarza.
Thanks,
Gabriel

180+ COUNTRIES | 425,000+ CUSTOMERS | HUNDREDS OF MILLIONS OF USERS | 60% OF TRANSACTIONS PROCESSED VIA API | 300+ INTEGRATIONS

How it was done before. Today, we DocuSign.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “DocuSign,” “company,” “our,” “us,” and “we” in this prospectus to refer to DocuSign, Inc. and, where appropriate, our consolidated subsidiaries. Our fiscal year ends January 31.

DOCUSIGN, INC.

DocuSign accelerates the process of doing business for companies, and simplifies life for their customers and employees. We accomplish this by transforming the foundational element of business: the agreement.

As the core part of our broader platform for automating the agreement process, we offer the world’s #1 e-signature solution. According to an October 2016 Forrester Research report, DocuSign is the “strongest brand and market share leader: the company name is becoming a verb.”

Our value is simple to understand: the traditional, paper-based agreement process is manual, slow, expensive, and error-prone. We eliminate the paper and automate the process. Doing so allows companies to measure turnaround time in minutes rather than days, substantially reduce costs, and largely eliminate errors.

Our cloud-based platform today enables more than 425,000 companies and hundreds of millions of users to make nearly every agreement, approval process, or transaction digital—from practically any device, virtually anywhere in the world, securely. Currently, 7 of the top 10 global technology companies, 18 of the top 20 global pharmaceutical companies, and 10 of the top 15 global financial services companies are DocuSign customers. Since our founding in 2003, our customers have completed over 700 million Successful Transactions on our platform. For additional information, see “Management’s Discussion and Analysis of Financial Results of Operation—Overview.”

We attribute much of our success to our market-leading investment in technology and infrastructure—more than $300 million in research and development since inception. The result is a platform that can handle the most demanding customer requirements. We deliver over 99.99% availability, provide highly advanced security, and offer hundreds of prebuilt partner connectors, along with an extensive API for embedding and connecting DocuSign with other systems—all behind a simple and friendly user interface.

Our customers range from the largest global enterprises to sole proprietorships, across industries around the world. Within a given company, our technology can be used broadly across business functions: contracts for sales, employment offers for human resources, and non-disclosure agreements for legal, among many others. For example, one of our customers has implemented more than 300 such use cases across its enterprise. This broad potential applicability drove our total addressable market, or TAM, to approximately $25 billion in 2017, according to our estimates. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Industry and Market Data” and “Business—Our Market Opportunity.”

To address our opportunity, our sales and marketing strategy focuses on enterprise businesses, which are generally businesses in the Global 2000, commercial businesses, which include mid-market and small- to

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

medium-sized businesses, or SMBs, and very small businesses, or VSBs, which include professionals, sole proprietorships, and individuals. We rely on our direct sales force and partnerships to sell to enterprises and commercial businesses and our web-based self-service channel to sell to VSBs, which is the most cost effective way to reach our smallest customers. We offer subscriptions to our platform via product editions with varying functionality that is tuned to different customers’ needs—as well as features specific to particular geographies or industries. We also focus on customer adoption, success, and expansion—this helps us to deliver continued value and creates opportunities for increased usage.

In addition, our marketing and sales efforts often benefit from the fact that many of our prospects already know us from being signers—for example, if they have “DocuSigned” a job offer or completed the purchase of a home via our platform. These experiences tend to have a meaningful impact on people’s lives, which is reflected by our strong Net Promoter Score of 63 as of October 2017. As a result, when we sell into these people’s companies, we often find that awareness and favorability toward DocuSign is already present among buyers and influencers.

We have experienced rapid growth in recent periods. For the years ended January 31, 2016, 2017 and 2018, our revenue was $250.5 million, $381.5 million and $518.5 million, respectively, representing year-over-year growth of 52% and 36%, respectively. Our revenue grew from $113.5 million in the three months ended April 30, 2017 to $155.8 million in the three months ended April 30, 2018. For the years ended January 31, 2016, 2017 and 2018, our net loss was $122.6 million, $115.4 million and $52.3 million, respectively, and we generated a net loss of $19.4 million and $270.7 million in the three months ended April 30, 2017 and 2018, respectively.

Industry Background

Organizations are facing pressure to transform the process of doing business

Many organizations have undertaken major digital transformation projects across their front and back office to respond to increased customer and employee expectations in an accelerated world. While these projects have yielded positive results—improved efficiency, faster time to market, and an enhanced customer experience—they have been unable to completely address one of the most fundamental elements of doing business: the agreement.

Agreements are foundational to business, but have not yet been transformed

Every day, companies enter into millions of agreements with their customers, employees, and other parties with which they do business. Yet every day, the process is still fraught with friction and frustration. The traditional agreement process is outdated, costly, and unnecessarily difficult—and therefore ripe for transformation.

The signature has been a critical bottleneck in the agreement process

For most organizations, getting agreements signed has continued to require a physical signature, subjecting people to manual, paper-based processes. The requirement for a physical signature can mean the turnaround time to fully execute an agreement is measured in days or weeks. Paper-based signatures also create other challenges, including tracking the status of documents, collecting and managing documents from multiple sources, and human error.

Yet, despite all these shortcomings, paper-based processes have persisted. A primary reason is that the signature is the moment of legal commitment—one that can have disproportionately severe consequences if something goes wrong. And because of these high stakes, many companies have been wary of change.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The hurdle for a technology solution to modernize the agreement process is high

We believe that any technology solution proposing to modernize the agreement process should address far more than the digital representation of the signature itself. It should also meet the complex and challenging requirements that businesses demand when transacting in real time on a global scale. We believe the most important include:

•

Security. In order to protect the integrity of documents and to prevent tampering, the technology needs to offer compliance with worldwide security standards, document encryption, and robust options to authenticate the parties in the signing process.

•	Availability. When a business trusts technology with the signature—the moment of legal commitment in the agreement process—that technology needs to be always available.

•

Global legal compliance and validity. To support business electronically across borders, the technology should accommodate signers and senders in a way that complies with regional regulations and industry standards around the world, such as the Electronic Signatures in Global and National Commerce Act, or ESIGN Act, in the United States and eIDAS in the European Union.

•

Interoperability. Because agreements often contain elements that cover multiple departments in a company—such as sales, finance, human resources, and legal—a technology solution should integrate seamlessly with these departments’ systems, such as customer relationship management, or CRM, enterprise resource planning, or ERP, and human capital management, or HCM.

•

Ease of use. For authors of agreements, it should be simple—all the way from document setup, to routing, execution, real-time monitoring, and archiving. For signers of agreements, they need to be able to review, sign and send quickly using any device, from anywhere in the world. For developers, the technology must be easy to integrate into existing systems and processes.

The rise of e-signature and its early adoption

For almost 20 years, technologies have been developed that start to address these issues. Foremost among them, electronic signature, or e-signature, enables agreements to be electronically routed, signed in a legally valid manner, and digitally managed.

Despite the technology’s immense promise, companies were initially reluctant to entrust one of their most fundamental business processes to any of the dozens of startups that emerged as potential players. However, over time, a substantial base of early-adopters concentrated around the few vendors that made significant investments in the technology, infrastructure, and compliance expertise necessary to create a critical mass of market confidence. Based largely on these vendors’ track records with customers, the research firm Gartner Inc., or Gartner, recently concluded that “having reached mainstream adoption, the real-world benefits of e-signature are predictable, broadly acknowledged and have been realized by thousands of organizations across millions of users.”

The use cases for e-signatures are extensive. Initial adoption began across front office, or customer-facing, functions—for example, financial services organizations using e-signatures for credit card applications or account opening, the real estate industry working to make the home-buying process digital, or healthcare and life sciences companies managing the clinical trial process. There are also countless use cases across a company’s back office, or internal, functions—including human resources, legal, supply chain management, and finance, among many others. Companies use e-signature to manage internal compliance, approve purchase orders, accelerate invoice processing, and complete new hire paperwork.

Today, while the usage of e-signature is increasing, we believe the technology is still early in its adoption cycle—both as a standalone offering and as the central pillar of a broader solution to streamline, accelerate, and manage the entire agreement process.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The DocuSign Platform

Since inception in 2003, DocuSign has pioneered the development of e-signature, and has led the market in managing digital transactions that were formerly paper-based. Today, we offer the world’s #1 e-signature solution as the core part of our broader platform for automating the agreement process.

We help our customers address the challenge of modernizing the agreement process in the following ways:

•	Stringent security standards. We seek to meet the industry’s most rigorous security certification standards and use the strongest data encryption technologies that are commercially available.

•	Always on. The strength of our technology architecture has enabled us to deliver over 99.99% availability to our customers and users worldwide over the past 24 months.

•

Globally adopted and auditable. Our domain expertise in e-signature and the management of digital transactions has enabled us to create a truly global platform. We enable multiple parties in different jurisdictions to complete agreements and other documents in a legally valid manner. Once any agreement is electronically signed, our cryptographic technology secures documents and signatures with tamper-evident seals. We also offer a court-admissible Certificate of Completion for transactions—including party names, email addresses, public IP addresses, and a time-stamped record of individuals’ interactions with the document.

•

Embedded in widely used business applications. We offer more than 300 prebuilt integrations with applications such as those offered by Google, Microsoft, NetSuite, Oracle, Salesforce, SAP, SAP SuccessFactors, and Workday. Additionally, using our API, companies can integrate DocuSign into their own custom apps. These integrations allow customers to sign, send, and manage agreements from the systems in which they already conduct business.

•

Simple to use. For the past 15 years, we have sought to simplify and accelerate the process of doing business for all users of our platform—including authors, signers, and developers—streamlining and expediting even the most complex agreement processes.

We believe these key elements provide the following primary benefits:

•

Accelerated transactions and business processes. In 2017, 83% of all Successful Transactions on our platform were completed in less than 24 hours and 50% within 15 minutes—compared to the days or weeks common to traditional methods.

•

Improved customer and employee experience. Companies that use DocuSign eliminate the challenges of faxing, scanning, emailing, mailing, couriering, or other manual activities associated with the agreement process—giving back time, one of the things that people value most in the accelerated world that we live in.

•

Reduced cost of doing business. Based on a 2015 third-party study of certain of our enterprise customers we commissioned from IntelliCap, our enterprise customers realized an average of $36 of incremental value (with a typical range from $5 to $100 per document depending on use case) per transaction when they deployed DocuSign versus their existing paper-based processes. IntelliCap performed the study by engaging with customers to develop “a deep understanding of DocuSign’s value drivers based upon hundreds of use cases and thousands of data points.” The value generated was attributed to hard dollar savings—such as the reduced consumption of paper, printer and copier consumables, envelopes, postage, and the benefit of paper-free storage and management of documents—and the benefits from improved efficiencies and greater productivity across uses cases. As companies, particularly larger enterprises, eliminate the friction inherent in processes that involve people, documents, and data, we believe they can see improved sales productivity, increased conversion rates, and higher customer retention.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Competitive Strengths

We believe we have significant points of differentiation that will enable us to continue our market leadership in e-signature and the broader automation of the agreement process:

•

World’s #1 e-signature solution. Since inception, we have invested more than $300 million in research and development to build the global platform of choice for e-signature and agreement automation. The result is a platform that can handle the most demanding customer requirements almost anywhere in the world, deliver over 99.99% availability, provide highly advanced security, and offer hundreds of prebuilt partner connectors, along with an extensive API for embedding and connecting DocuSign with other systems.

•

Brand recognition and reputation. We believe that our association with positive events in people’s lives, such as accepting a job offer or buying their first house, can create a marketing halo effect that helps influence the adoption of our solution at their companies.

•

Breadth, depth, and quality of customers. Today, we have a total of over 425,000 customers. While we consider e-signature to still be a largely underpenetrated market, customers that have chosen to use an e-signature solution have overwhelmingly chosen DocuSign.

•

Vertically applied technology. While our platform is designed to serve any industry, we have expertise and features for specific verticals—including real estate, financial services, insurance, manufacturing, and healthcare and life sciences.

•	Robust partnership network. We have a multi-faceted partnership strategy that involves strategic partners, systems integrators, independent software vendors, or ISVs, and distributors and resellers.

Our Market Opportunity

We believe that companies of all sizes and across all industries will continue to invest heavily in e-signature technology, as well as systems that help them unify, automate, and accelerate the agreement process. As such, we estimate the TAM for our platform to be approximately $25 billion in 2017.

We calculate our market opportunity by estimating the total number of companies in our immediate core markets globally across enterprises, commercial businesses, and VSBs and apply an average annual contract value, or ACV, to each respective company based on its size, industry, and location. The ACV applied to the estimated number of companies is calculated by leveraging internal company data on current customer spend by size and industry. For our enterprise customers, we have applied the median ACV of our top 100 global customers, which customers we believe have achieved broader implementation of our solution across their organizations. For our commercial customers, we have applied an average ACV based on current commercial customer spend by size and industry. For our VSBs, we have applied an ACV of the annual price for DocuSign’s personal plan, our most basic plan. Additionally, the ACV applied to non-enterprise businesses in international markets was reduced to account for differences in the pricing of goods and services in various international markets relative to the United States using data provided by the Organization for Economic Cooperation and Development. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Industry and Market Data” and “Business—Our Market Opportunity.”

Our Growth Strategy

We intend to drive the growth of our business by executing on the following strategies:

•

Drive new customer acquisition. Despite our success to date, we believe the market for e-signature remains largely underpenetrated. As a result, there is a vast opportunity to take our core capabilities to many more enterprises, commercial businesses, and VSBs around the world.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Expand use cases within existing customers. Once a company begins to realize the benefits of our platform, we often have an opportunity to expand into other use cases—going beyond sales into services, human resources, finance, and other functions—thereby increasing the overall number of agreement processes that are automated. For example, one large customer has grown from a single initial use case to over 300 today.

•

Accelerate international expansion. For the year ended January 31, 2018, we derived 17% of our revenue from customers outside the United States. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force, and strategic partnerships around the world.

•

Expand vertical solutions. While our platform is industry agnostic, we will continue to invest in sales, marketing and technical expertise across several industry verticals, each of which have differentiated business requirements—for example, real estate, healthcare and life sciences, and U.S. federal government agencies.

•

Strengthen and foster our developer community. Over 70,000 developer sandboxes have been created, which enable product development and testing in isolated environments, and nearly 60% of transactions on our platform were processed via our API today. We intend to continue investing in our API and other forms of support to further drive this virtuous cycle of value creation between developers and DocuSign.

•

Extend across the entire agreement process. Although our current solutions already cover many aspects of the agreement process, we intend to expand our platform to support “Systems of Agreement” for our customers. These systems would further unify and automate the agreement process by maintaining rich connectivity with other enterprise and third-party systems, taking inputs in the pre-agreement process and generating outputs for post-agreement actions. We recently agreed to acquire SpringCM, a leading cloud-based document generation and contract life cycle management company that has capabilities in document generation, redlining, advanced document management and end-to-end agreement workflow.

Our Initial Public Offering

In May 2018, we completed our initial public offering, or IPO, in which we issued and sold 19,314,182 shares of our common stock at price to the public of $29.00 per share, including 3,255,000 shares sold to the underwriters pursuant to their full exercise of the over-allotment option. Certain of our existing stockholders sold an additional 5,640,818 shares at the public offering price. We received net proceeds of $524.5 million after deducting underwriting discounts and commissions and other offering expenses. We did not receive any proceeds from the sale of shares by our stockholders.

Upon the completion of our IPO: all 100,226,099 shares of our convertible preferred stock automatically converted into an aggregate of 100,350,008 shares of our common stock; all our outstanding warrants to purchase shares of convertible preferred stock converted into 22,468 warrants to purchase shares of common stock with the related warrant liability of $0.8 million reclassified into additional paid-in capital; and our Amended and Restated Certificate of Incorporation was filed and went in effect authorizing a total of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Acquisition of SpringCM Inc.

On July 31, 2018, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with SpringCM Inc., a Delaware corporation, or SpringCM, Sparrow Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of us, or Merger Sub, and TF Corporate Services LLC, as the stockholders’

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

representative thereunder. Pursuant to the Merger Agreement, Merger Sub will be merged with and into SpringCM, with SpringCM continuing as the surviving company and becoming our wholly owned subsidiary. The aggregate consideration payable in exchange for all of the outstanding equity interests of SpringCM is approximately $220 million in cash, subject to adjustments as set forth in the Merger Agreement. In addition, certain continuing employees of SpringCM will receive performance-vested restricted stock units and other retention incentives.

The acquisition has been approved by our board of directors, the board of directors of SpringCM and the stockholders of SpringCM.

The Merger Agreement contains representations, warranties and covenants of the parties that are customary for a transaction of this nature, including, among others, covenants by SpringCM regarding the conduct of its business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters.

The Merger Agreement also contains customary indemnification provisions whereby the stockholders of SpringCM will indemnify us for certain losses arising out of inaccuracies in, or breaches of, the representations, warranties and covenants of SpringCM, pre-closing taxes of SpringCM, and certain other matters, subject to certain caps and thresholds. We also purchased a buy-side representations and warranties insurance policy under which we may seek coverage for breaches (if any) of SpringCM’s representations and warranties to supplement an indemnity escrow. The representations and warranties insurance policy is subject to certain customary exclusions and deductibles.

We and SpringCM have agreed to use our respective reasonable best efforts, subject to certain exceptions, to consummate the transactions contemplated in the Merger Agreement as promptly as reasonably practicable and to obtain any required regulatory approvals. Prior to the completion of the acquisition, DocuSign and SpringCM will continue to operate as separate companies.

The acquisition is expected to close in the third quarter of our 2019 fiscal year. Consummation of the acquisition is subject to various conditions, including, among others, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligation of each party to consummate the acquisition is also conditioned on the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the registration statement of which this prospectus is a part. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about DocuSign, SpringCM or Merger Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by SpringCM to us in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between DocuSign and SpringCM rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as a characterization of the actual state of facts about DocuSign, SpringCM or Merger Sub.

Strategically, acquiring SpringCM accelerates our ability to extend across the entire agreement process. In the pre-agreement phase before the signature, SpringCM has automated document-generation and redlining

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

capabilities. In the post-agreement phase after the signature, SpringCM has document-management capabilities for completed agreements. Across the entire agreement process, SpringCM has a system for defining and automatically executing agreement workflows.

We see these capabilities are highly complementary to our current e-signature offering. This is reflected by the fact that DocuSign and SpringCM are already integrated as partners in well over 100 customer accounts, driven primarily by SpringCM’s small salesforce. We believe that with our much larger salesforce, SpringCM’s capabilities can reach a substantially larger audience in our customer base. With Spring CM, we have an additional opportunity to further differentiate our value proposition when competing for new e-signature business and across the entire agreement process.

Selected Risks Affecting Our Business

Investing in our common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•

The market for our e-signature solution—as the core part of our broader platform for automating the agreement process—is relatively new and evolving. If the market does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.

•	If we have overestimated the size of our total addressable market, our future growth rate may be limited.

•	If we are unable to attract new customers, our revenue growth will be adversely affected.

•	If we are unable to retain customers at existing levels or sell additional functionality and services to our existing customers, our revenue growth will be adversely affected.

•	We are dependent on our e-signature solutions, and the lack of continued adoption of our platform could cause our operating results to suffer.

•

We face significant competition from both established and new companies offering e-signature solutions, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.

•	Our recent rapid growth may not be indicative of our future growth, and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

•

Our security measures have on occasion in the past been, and may in the future be, compromised. Consequently, our solutions may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our solutions, our reputation being harmed and our incurring significant liabilities and adverse effects on our results of operations and growth prospects.

•

We are subject to governmental regulation and other legal obligations, including those related to e-signature laws, privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our software.

•

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, our stock price and the value of your investment could decline.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Our sales cycle with enterprise and commercial customers can be long and unpredictable, and our sales efforts require considerable time and expense.

•

Recent and future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

Corporate Information

We were incorporated as DocuSign, Inc. in Washington in April 2003. We merged with and into DocuSign, Inc., a Delaware corporation, in March 2015. Our principal executive offices are located at DocuSign, Inc., 221 Main St., Suite 1000, San Francisco, California 94105. Our telephone number is (415) 489-4940. Our website address is www.DocuSign.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“DocuSign,” the DocuSign logo, and other trademarks or service marks of DocuSign, Inc. appearing in this prospectus are the property of DocuSign, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•

an exemption from implementation of new or revised accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We have irrevocably elected not to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. We may take advantage of some or all of the other provisions described above until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) (a) January 31, 2024, the last day of the fiscal year following the fifth anniversary of the closing of our IPO, (b) the last day of the fiscal year in which our annual gross revenue is $1.07 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, or SEC, which, among other requirements, means that we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, for at least twelve calendar months, we have filed at least one annual report under the Exchange Act, and the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior July 31st, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock granted by the selling stockholders	shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq symbol	“DOCU”

The number of shares of our common stock that will be outstanding after this offering is based on 137,125,666 shares of common stock outstanding as of April 30, 2018, and excludes:

•	18,477,400 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2018, at a weighted-average exercise price of $11.69 per share;

•

15,001,265 shares of common stock issuable from time to time after this offering upon the settlement of restricted stock units, or RSUs, outstanding as of April 30, 2018, up to approximately     % of which we plan to withhold, based on an assumed     % tax withholding rate, to satisfy income tax obligations upon settlement of the RSUs, as discussed in “Risk Factors—We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs. The manner in which we fund these expenditures may have an adverse effect on our financial condition.”;

•	22,468 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2018, at an exercise price of $0.8829 per share;

•	19,231,517 shares of common stock reserved for future issuance pursuant to our 2018 Equity Incentive Plan as of April 30, 2018, as well as:

•

any shares of our common stock issuable upon the exercise or settlement of outstanding stock awards under our Amended and Restated 2011 Equity Incentive Plan that will be added to our 2018 Equity Incentive Plan available reserve upon expiration or termination of such awards, plus

•	automatic increases in the number of shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

•	3,800,000 shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan as of April 30, 2018, as well as any automatic increases in its share reserve each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 100,350,008 shares of our common stock on May 1, 2018 in connection with our IPO;

•	no exercise of outstanding options or warrants and no settlement of outstanding RSUs subsequent to April 30, 2018; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from the selling stockholders.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the summary consolidated statements of operations data for the fiscal years ended January 31, 2017 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited summary consolidated statements of operations data for the three months ended April 30, 2017 and 2018 and the unaudited summary consolidated balance sheet data as of April 30, 2018 from our unaudited interim condensed consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Our historical results are not necessarily indicative of the results to be expected in the future. Our fiscal year ends January 31.

When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue
Subscription	$229,127	$348,563	$484,581	$106,847	$148,198
Professional services and other	21,354	32,896	33,923	6,651	7,610

Total Revenue	250,481	381,459	518,504	113,498	155,808
Cost of revenue(1)(2)
Subscription	48,656	73,363	83,834	19,293	32,438
Professional services and other	25,199	29,114	34,439	7,831	25,856

Total cost of revenue	73,855	102,477	118,273	27,124	58,294

Gross profit	176,626	278,982	400,231	86,374	97,514
Operating expenses:
Sales and marketing(1)(2)	170,006	240,787	277,930	64,691	191,085
Research and development(1)(2)	62,255	89,652	92,428	22,708	70,870
General and administrative(1)(2)	63,669	64,360	81,526	18,239	103,117

Total operating expenses	295,930	394,799	451,884	105,638	365,072

Operating loss	(119,304)	(115,817)	(51,653)	(19,264)	(267,558)
Interest expense	(780)	(611)	(624)	(151)	(193)
Interest income and other income (expense), net	(3,508)	1,372	3,135	(110)	(2,228)

Loss before provision for (benefit from) income taxes	(123,592)	(115,056)	(49,142)	(19,525)	(269,979)
Provision for (benefit from) income taxes	(1,033)	356	3,134	(143)	708

Net loss	$(122,559)	$(115,412)	$(52,276)	$(19,382)	$(270,687)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(3)	26,052,441	28,019,818	32,293,729	29,761,804	36,334,395
Net loss per share attributable to common stockholders, basic and diluted(3)	$(4.76)	$(4.17)	$(1.66)	$(0.66)	$(7.46)

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$2,371	$2,211	$1,887	$473	$26,000
Sales and marketing	10,617	11,187	9,386	2,705	112,481
Research and development	8,221	10,161	4,896	1,391	47,268
General and administrative	11,455	11,884	13,578	3,837	84,045

Total stock-based compensation expense	$32,664	$35,443	$29,747	$8,406	$269,794

(2)

As of January 31, 2018, we had 23,080,543 RSUs outstanding that are subject to service-based vesting conditions and liquidity event related performance vesting conditions. We had not recognized any compensation expense related to these RSUs as a qualifying liquidity event had not yet occurred as of January 31, 2018. The liquidity event was satisfied in April 2018 in connection with our IPO, and as a result, we recognized stock-based compensation expense using the accelerated attribution method with a cumulative catch-up of stock-based compensation expense. If our IPO had been completed on January 31, 2018, we would have recognized $241.3 million of stock-based compensation expense on that date.

(3)

See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts. The weighted-average number of shares, basic and diluted, used in computing pro forma net loss per share includes the impact of 7,414,543 shares of common stock issuable from time to time upon the settlement of RSUs outstanding as of January 31, 2018.

	April 30, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$415,733	$415,733	$
Total noncurrent assets	198,739	198,739
Total liabilities	400,346	399,497
Redeemable convertible preferred stock	547,854	—
Common stock	4	4
Additional paid-in capital	438,200	986,903
Accumulated other comprehensive income	1,075	1,075
Accumulated deficit	(773,007)	(773,007)
Total stockholders’ equity (deficit)	(333,728)	214,975

(1)

The pro forma consolidated balance sheet data reflects the (1) conversion of all our convertible preferred stock into 100,350,008 shares of common stock and (2) reclassification of the warrant liability of $0.8 million to additional paid-in capital upon the conversion of outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock.

(2)	The pro forma as adjusted consolidated balance sheet data reflects the (1) pro forma items described immediately above and (2) estimated offering expenses payable by us.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before making a decision to invest in our common stock. Any of the following risks could have an adverse effect on our business, results of operations, financial condition or prospects, and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

We have a history of operating losses and may not achieve or sustain profitability in the future.

We began operations in 2003 and have experienced net losses since inception. We generated a net loss of $270.7 million in the three months ended April 30, 2018, and as of April 30, 2018, we had an accumulated deficit of $773.0 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to support further growth and further develop our platform. We also plan to continue to invest to expand the functionality of our platform to automate the agreement process, expand our infrastructure and technology to meet the needs of our customers, expand our sales headcount, increase our marketing activities, and grow our international operations. We will also face increased compliance costs associated with growth, the expansion of our customer base, and the costs of being a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

The market for our e-signature solution—as the core part of our broader platform for automating the agreement process—is relatively new and evolving. If the market does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.

The market for our e-signature solution—as the core part of our broader platform for automating the agreement process—is relatively new and evolving, which makes our business and future prospects difficult to evaluate. We have customers in a wide variety of industries, including real estate, financial services, insurance, manufacturing, and healthcare and life sciences. It is difficult to predict customer demand for our solutions, customer retention and expansion rates, the size and growth rate of the market, the entry of competitive products, or the success of existing competitive products. We expect that we will continue to need intensive sales efforts to educate prospective customers, particularly enterprise and commercial customers, about the uses and benefits of our e-signature solutions. The size and growth of our addressable market depends on a number of factors, including businesses continuing to desire to differentiate themselves through e-signature solutions and other aspects of our platform that automate the agreement process, as well as changes in the competitive landscape, technological changes, budgetary constraints of our customers, changes in business practices, changes in regulatory environment and changes in economic conditions. If businesses do not perceive the value proposition of our offerings, then a viable market for solutions may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business and operating results.

If we have overestimated the size of our total addressable market, our future growth rate may be limited.

We have estimated the size of our total addressable market based on data published by third parties and internally generated data and assumptions. We have not independently verified any third-party information and

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

cannot assure you of its accuracy or completeness. While we believe our market size estimates are reasonable, such information is inherently imprecise. In addition, our projections, assumptions and estimates of opportunities within our market are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this prospectus. If this third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this prospectus should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Industry and Market Data” and “Business—Our Market Opportunity.”

If we are unable to attract new customers, our revenue growth will be adversely affected.

To increase our revenue, we must continue to attract new customers and increase sales to new customers. As our market matures, product and service offerings evolve and competitors introduce lower cost and/or differentiated products or services that are perceived to compete with our solutions, our ability to sell subscriptions for our solutions could be impaired. As a result of these and other factors, we may be unable to attract new customers or increase sales to existing customers, which could have an adverse effect on our business, revenue, gross margins and other operating results, and accordingly on the value of our common stock.

If we are unable to retain customers at existing levels or sell additional functionality and services to our existing customers, our revenue growth will be adversely affected.

To increase our revenue, we must retain existing customers, convince them to expand their use of our products and services across their organizations and for a variety of use cases, and expand their subscriptions on terms favorable to us. Our ability to retain our customers and expand their subscriptions could be impaired for a variety of reasons, including the risks described herein. As a result, we may be unable to renew our agreements with existing customers or attract new business from existing customers on terms favorable or comparable to prior periods, which could have an adverse effect on our business, revenue, gross margins and other operating results, and accordingly on the value of our common stock.

Our future success also depends in part on our ability to sell additional functionality and services, more subscriptions or enhanced editions of our solutions to our existing customers. This may require more sophisticated and costly sales efforts that are targeted at larger enterprises and more senior management at our customers. Similarly, the rate at which our customers purchase new or enhanced solutions from us depends on a number of factors, including general economic conditions and customer reaction to pricing of this additional functionality and these services. If our efforts to sell additional functionality and services to our customers are not successful, our business and growth prospects may suffer.

Our customers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period, and a majority of our subscription contracts were one year in duration in fiscal year 2018. In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us when the existing subscription term expires on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base across industries and geographies and its range from enterprises to VSBs. Our renewal and expansion rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our solutions, decreases in the number of users at our customers, changes in the type and size of our customers,

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

pricing changes, competitive conditions, the acquisition of our customers by other companies and general economic conditions. As a result, we cannot assure you that customers will renew or expand their subscriptions to our platform. If our customers do not renew their subscriptions for our service or if they reduce their subscription amounts at the time of renewal, our revenue will decline and our business will suffer. If our renewal or expansion rates fall significantly below the expectations of the public market, securities analysts, or investors, the price of our common stock could also be harmed.

We are dependent on our e-signature solutions, and the lack of continued adoption of our platform could cause our operating results to suffer.

Sales of subscriptions to our platform account for substantially all of our subscription revenue and are the source of substantially all of our professional services revenue. We expect that we will be substantially dependent on our e-signature solutions to generate revenue for the foreseeable future. As a result, our operating results could suffer due to:

•	any decline in demand for our e-signature solution;

•	the failure of our e-signature solution to achieve continued market acceptance;

•	the market for electronic signatures not continuing to grow, or growing more slowly than we expect;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our e-signature solution;

•	technological innovations or new standards that our e-signature solution does not address;

•	changes in regulatory requirements;

•	sensitivity to current or future prices offered by us or competing e-signature solutions; and

•	our inability to release enhanced versions of our e-signature solution on a timely basis.

If the market for our e-signature solution grows more slowly than anticipated or if demand for our e-signature solution does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers or other factors, we may not be able to grow our revenue.

We face significant competition from both established and new companies offering e-signature solutions, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.

Our e-signature solutions address a market that is evolving and highly competitive. Our primary competition comes from companies that offer products and solutions that currently compete with some but not all of the functionality present in our platform. Our solutions compete with similar offerings by others currently, and there may be an increasing number of similar solutions offered by additional competitors in the future. In particular, one or more global software companies may elect to include an electronic signature capability in their products. Our primary global competitor is currently Adobe Systems Incorporated, which began to offer an e-signature solution following its acquisition of EchoSign in 2011 (now known as Adobe Sign). We also face competition from a select number of niche vendors that focus on specific industries or geographies. In addition, our current and prospective customers may develop their own e-signature solutions in-house. The introduction of new technologies and the influx of new entrants into the market may intensify competition in the future, which could harm our business and our ability to increase revenues, maintain or increase customer renewals and maintain our prices.

Adobe has a longer operating history than us, as well as significant financial, technical, marketing and other resources, strong brand and customer recognition, a large intellectual property portfolio and broad global distribution and presence.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Many of our competitors have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of our functionality. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Our competitors may also be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling such products with their other product offerings. Furthermore, our actual and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and offerings in the markets we address. Acquisitions and consolidation in our industry may provide our competitors with even more resources or may increase the likelihood of our competitors offering bundled or integrated products with which we cannot compete effectively.

Our current and potential competitors may also develop and market new technologies that render our existing or future products less competitive, unmarketable or obsolete. In addition, if these competitors develop products with similar or superior functionality to our solutions, we may need to decrease the prices for our solutions in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected.

Our recent rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenue grew from $113.5 million in the three months ended April 30, 2017 to $155.8 million in the three months ended April 30, 2018. We expect that, in the future, as our revenue increases to higher levels, our revenue growth rate will decline. We also believe that growth of our revenue depends on a number of factors, including our ability to:

•	price our e-signature solutions effectively so that we are able to attract and retain customers without compromising our profitability;

•	attract new customers, increase our existing customers’ use of our solutions and provide our customers with excellent customer support;

•	expand our platform to support “Systems of Agreement” for our customers;

•	continue to introduce our e-signature solutions to new markets outside of the United States;

•	successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our solutions; and

•	increase awareness of our brand on a global basis.

We may not successfully accomplish any of these objectives. We expect to continue to expend substantial financial and other resources on:

•	sales and marketing, including a significant expansion of our sales organization, particularly in the United States;

•	our technology infrastructure, including systems architecture, management tools, scalability, availability, performance and security, as well as disaster recovery measures;

•	product development, including investments in our product development team and the development of new products and new functionality for our existing solutions;

•	acquisitions or strategic investments;

•	international expansion; and

•	general administration, including legal and accounting expenses.

In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have also experienced significant growth in the

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

number of customers, users and transactions and the amount of data that our infrastructure supports. As we continue to grow, we may need to open new offices in the United States and internationally, and hire additional personnel for those offices.

Finally, our organizational structure is becoming more complex as we add additional staff and acquire complementary companies, products and technologies. For example, in July 2018, we entered into a definitive agreement to acquire SpringCM. In connection with this increased complexity, we will need to improve our operational, financial and management controls, as well as our reporting systems and procedures. We will require capital expenditures and the allocation of valuable management resources to grow and change in these areas. In addition, if we are unable to effectively manage the growth of our business, the quality of our solutions may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

Our security measures have on occasion in the past been, and may in the future be, compromised. Consequently, our solutions may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our solutions, our reputation being harmed, our incurring significant liabilities and adverse effects on our results of operations and growth prospects.

Our operations involve the storage and transmission of customer data or information, and security incidents have occurred in the past, and may occur in the future, resulting in unauthorized access to, loss of or unauthorized disclosure of this information, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. We have not always been able in the past and may be unable in the future to anticipate or prevent techniques used to obtain unauthorized access or to compromise our systems because they change frequently and are generally not detected until after an incident has occurred. In May 2017, a malicious third party gained temporary access to a separate, non-core system used for service-related announcements that contained a list of email addresses. We took immediate action to prevent unauthorized access to this system, put further security controls in place and worked with law enforcement agencies. Concerns regarding data privacy and security may cause some of our customers to stop using our solutions and fail to renew their subscriptions. This discontinuance in use or failure to renew could substantially harm our business, operating results and growth prospects. Further, as we rely on third-party and public-cloud infrastructure, we will depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of customer data. In addition, failures to meet customers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. In addition, a cybersecurity event could result in significant increases in costs, including costs for remediating the effects of such an event, lost revenues due to decrease in customer trust and network downtime, increases in insurance coverage due to cybersecurity incidents and damages to our reputation because of any such incident.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. In addition, some of our customers contractually require notification of data security breaches. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness

Confidential Treatment Requested by DocuSign, Inc.

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of our security measures, negatively affect our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our business and operating results.

There can be no assurance that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

We are subject to governmental regulation and other legal obligations, including those related to e-signature laws, privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our software.

We receive, store and process personal information and other data from and about customers, in addition to our employees and service providers. In addition, customers use our services to obtain and store personal identifiable information, personal health information and personal financial information. Our handling of data is thus subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act and state laws relating to privacy and data security, including the California Consumer Privacy Act. We implement services that meet the technological requirements requested by our customers that would be subject to the ESIGN Act in the United States, eIDAS in the European Union, or EU, and similar U.S. state laws, particularly the Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. We are particularly reliant on UETA and the ESIGN Act that together have solidified the legal landscape for use of electronic records and electronic signatures in commerce by confirming that electronic records and signatures carry the same weight and have the same legal effect as traditional paper documents and wet ink signatures. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In addition, several foreign countries and governmental bodies, including the EU, have laws and regulations dealing with the handling and processing of personal information obtained from their residents, which in certain cases are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, Internet Protocol, or IP, addresses. Such laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future. Within the European Union, the

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General Data Protection Regulation, or GDPR which became effective in May 2018, replaced the 1995 European Union Data Protection Directive and superseded applicable EU member state legislation.

The GDPR significantly increases the level of sanctions for non-compliance from those in existing EU data protection law. EU data protection authorities will have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding financial year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Since we act as a data processor for our customers, we are taking steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot assure you that such steps will be effective.

The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States, as a result of the rapidly evolving regulatory framework for privacy issues worldwide. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. As a result of the laws that are or may be applicable to us, and due to the sensitive nature of the information we collect, we have implemented policies and procedures to preserve and protect our data and our customers’ data against loss, misuse, corruption, misappropriation caused by systems failures, unauthorized access or misuse. If our policies, procedures or measures relating to privacy, data protection, marketing, or customer communications fail to comply with laws, regulations, policies, legal obligations or industry standards, we may be subject to governmental enforcement actions, litigation, regulatory investigations, fines, penalties and negative publicity and could cause our application providers, customers and partners to lose trust in us, which could materially affect our business, operating results and financial condition.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy and data protection laws, regulations, rules and other standards are still uncertain, it is possible that these laws, rules, regulations and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business.

Any failure or perceived failure by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions (including, for example, a ban by EU Supervisory Authorities on the processing of EU personal data under the GDPR), litigation, fines and penalties or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, electronic signatures, consumer communications and information security in the United States, the EU and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing or disclosure of data or additional requirements for express or implied consent of our customers, partners or end consumers for the use and disclosure of such information could require us to incur additional costs or modify our solutions, possibly in a material manner, and could limit our ability to develop new functionality.

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If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, our stock price and the value of your investment could decline.

Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described herein, factors that may affect our operating results include the following:

•	fluctuations in demand for or pricing of our solutions;

•	our ability to attract and retain customers;

•	our ability to retain our existing customers at existing levels and expand of their usage of our solutions;

•	customer expansion rates and the pricing and quantity of user subscriptions renewed;

•	timing of new subscriptions and payments;

•	fluctuations in customer delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	potential and existing customers choosing our competitors’ products or developing their own e-signature solution in-house, or opting to use only the free version of our products;

•	timing of new products, new product functionality and new customers;

•	the collectability of receivables from customers and resellers, which may be hindered or delayed if these customers or resellers experience financial distress;

•

delays in closing sales, including the timing of renewals, which may result in revenue being pushed into the next quarter, particularly because a large portion of our sales occur toward the end of each quarter;

•	our ability to control costs, including our operating expenses;

•	potential accelerations of prepaid expenses and deferred costs;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses (including commissions and bonuses associated with performance);

•	the amount and timing of non-cash expenses, including stock based compensation, goodwill impairments and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees;

•	impacts of acquisitions;

•	issues relating to partnerships with third parties, product and geographic mix;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

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•	the impact of new accounting pronouncements;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions; and

•	awareness of our brand on a global basis.

Any of the foregoing and other factors may cause our results of operations to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Our sales cycle with enterprise and commercial customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. In addition, for these enterprise customers, the lengthy sales cycle for the evaluation and implementation of our solutions, which in certain implementations, particularly for highly regulated industries and customized applications, may also cause us to experience a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate and familiarize these potential customers with the value proposition of paying for our products and services. The length of our sales cycle for these customers, from initial evaluation to payment for our offerings is generally three to nine months but can vary substantially from customer to customer. As the purchase and deployment of our products can be dependent upon customer initiatives, infrequently, our sales cycle can extend to more than nine months. Customers often view a subscription to our products and services as a strategic decision and significant investment and, as a result, frequently require considerable time to evaluate, test and qualify our product offering prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

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the effectiveness of our sales force, in particular new sales people as we increase the size of our sales force and train our new sales people to sell to enterprise customers that require more training;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the obstacles placed by customers’ procurement process;

•	economic conditions and other factors impacting customer budgets;

•	the customer’s integration complexity;

•	the customer’s familiarity with the e-signature process;

•	customer evaluation of competing products during the purchasing process; and

•	evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed, and when revenue from a sale will be recognized.

If we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business and product offerings, we do not have a long history upon which to base forecasts of future revenues and operating results. Accordingly, we

Confidential Treatment Requested by DocuSign, Inc.

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may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our stock price to decline.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we were unable to enhance our e-signature solutions or develop new solutions that keep pace with rapid technological and regulatory change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

If we fail to maintain our brand, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that our maintaining the DocuSign brand is important to supporting continued acceptance of our existing and future solutions and, as a result, attracting new customers to our solutions and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable and useful solutions to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions and our ability to successfully differentiate our solutions from competitive products and services. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners’ services. Brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Many of our customers deploy our solutions globally, and therefore, must comply with certain legal and regulatory requirements in varying countries. If our solutions fail to meet such requirements, our business could incur significant liabilities.

Customers use our solutions globally to comply with certain safe harbors and legislation of the countries in which they transact business. For example, some of our customers rely on our certification under the Federal Risk and Authorization Management Program in the United States or FedRAMP and eIDAS in the European Union to help satisfy their own legal and regulatory compliance requirements. If our solutions are found by a court or regulatory body to be inadequate to meet a compliance requirement for which they are being used, we could be exposed to liability and documents executed through our solutions could in some instances be rendered unenforceable. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

Our sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell to U.S. federal, state and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, pharmaceuticals, insurance, healthcare and

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life sciences. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings.

Further, governmental and highly regulated entities may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners due to a default or for other reasons, and any such termination may adversely affect our reputation, business, results of operations and financial condition.

We may need to reduce or change our pricing model to remain competitive.

We price our subscriptions based on the number of users within an organization that use our platform to send agreements digitally for signature or the number of Envelopes that such users are provisioned to send. We expect that we may need to change our pricing from time to time. As new or existing competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. We also must determine the appropriate price to enable us to compete effectively internationally. Moreover, mid- to large-size enterprises may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results and financial condition.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Our ability to increase our customer base and achieve broader market acceptance of our e-signature solutions will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including internet and other online advertising. The effectiveness of our online advertising has varied over time and may vary in the future due to competition for key search terms, changes in search engine use and changes in the search algorithms used by major search engines. All of these efforts will require us to invest significant financial and other resources. In addition, the cost to acquire customers is high due to these marketing and sales efforts. Our business and operating results will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions. Our senior management and key employees are employed on an at-will basis. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. The loss of one or more of our senior management or other key employees could harm our business, and we may

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not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled sales and operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

If our solutions do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop and enhance versions of our existing software to incorporate additional functionality or other enhancements in order to meet our customers’ rapidly evolving demands. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop solutions internally due to a lack of other research and development resources, we may be forced to expand into a certain market or strategy through acquisitions. Acquisitions could be expensive and we could be unsuccessful in integrating acquired technologies or businesses into our business. Thus, when we develop or acquire new or enhanced solutions, we typically incur expenses and expend resources upfront to develop, market, promote and sell the new offering. Therefore, when we develop or acquire and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing or acquiring and bringing them to market. Further, we may make changes to our solutions that our customers do not like or find useful. Our new solutions or enhancements and changes to our existing solutions could fail to attain sufficient market acceptance for many reasons, including:

•	failure to predict market demand accurately in terms of functionality and to supply solutions that meet this demand in a timely fashion;

•	defects, errors or failures;

•	negative publicity about their performance or effectiveness;

•	changes in the legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our solutions;

•	delays in releasing our new solutions or enhancements to the market; and

•	introduction or anticipated introduction of competing products by our competitors.

If our new solutions or enhancements and changes do not achieve adequate acceptance in the market, or if products and technologies developed by others achieve greater acceptance in the market, our business and operating results and our ability to generate revenues could be harmed. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new solutions or enhancements.

If our solutions fail to perform properly due to defects or similar problems, and if we fail to develop enhancements to resolve any defect or other problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The applications underlying our e-signature solutions are inherently complex and may contain material defects or errors, which may cause

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disruptions in availability or other performance problems. We have from time to time found defects in our solutions and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption or other harm to our end-customers’ data. We may not be able to detect and correct defects or errors before implementing our solutions. Consequently, we or our customers may discover defects or errors after our solutions have been employed. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could elect not to renew their subscriptions, or delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties.

The occurrence of any defects, errors, disruptions in service or other performance problems with our software, whether in connection with the day-to-day operation, upgrades or otherwise, could result in:

•	loss of customers;

•	lost or delayed market acceptance and sales of our solutions;

•	delays in payment to us by customers;

•	injury to our reputation and brand;

•	legal claims, including warranty and service claims, against us;

•	diversion of our resources, including through increased service and warranty expenses or financial concessions; and increased insurance costs.

The costs incurred in correcting any material defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results.

As a result of our customers’ increased usage of our e-signature solutions, we will need to continually improve our infrastructure to avoid service interruptions or slower system performance.

As usage of our e-signature solutions grows, we will need to devote additional resources to improving our computer network and our infrastructure in order to maintain the performance of our solutions. Any failure or delays in our computer systems could cause service interruptions or slower system performance. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to customers. These performance issues could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty and reputation. We may need to incur significant additional costs to upgrade or expand our computer systems and architecture in order to accommodate increased demand for our solutions.

Interruptions or delays in performance of our service could result in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve our customers from third-party data center hosting facilities. Our customers need to be able to access our products at any time, without interruption or degradation of performance. In some cases, third- party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. We therefore depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, including the existence of secondary data centers that become active during certain lapses of service or damage at a primary data center, our business could be harmed.

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We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our e-signature solutions. Any interruptions or delays in our service, whether or not caused by our products, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business.

The success of our business depends on customers’ continued and unimpeded access to our platform on the internet.

Our customers must have internet access in order to use our platform. Some providers may take measures that affect their customers’ ability to use our platform, such as degrading the quality of the data packets we transmit over their lines, giving those packets lower priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for using our platform.

In December 2010, the Federal Communications Commission, or the FCC, adopted net neutrality rules barring internet providers from blocking or slowing down access to online content, protecting services like ours from such interference. Recently, the FCC voted in favor of repealing the net neutrality rules, and it is currently uncertain how the U.S. Congress will respond to this decision. To the extent network operators attempt to interfere with our services, extract fees from us to deliver our solution or otherwise engage in discriminatory practices, our business could be adversely impacted. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense or otherwise negatively affect our business.

If we fail to offer high quality support, our business and reputation could suffer.

Our customers rely on our personnel for support of solutions. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

We may not be able to scale our business quickly enough to meet our customers’ growing needs and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our e-signature solutions grows and as customers use our solutions for more types of transactions, we will need to devote additional resources to improving our application architecture, integrating with third-party systems, and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base.

Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction. These issues could reduce the attractiveness of our solutions to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, the issuance of service credits, or requested refunds, which could hurt our revenue growth and our reputation. Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving and expanding our systems infrastructure. We cannot be sure that the expansion and improvements to our systems infrastructure will be

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely affect our financial results.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every company covered by our market opportunity estimates will necessarily buy e-signature solutions at all, and some or many of those companies may choose to continue using manual, paper-based processes or other solutions offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our solutions do not offer. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the companies covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry. If any of these risks materialize, it could adversely affect our results of operations. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

Recent and future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

In July 2018, we signed an agreement to acquire SpringCM, which acquisition is expected to close in the third quarter of our fiscal year. As part of our business strategy, we may in the future continue to seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions or the integration of the operations of acquired businesses may divert the attention of management and cause us to incur various expenses in identifying, investigating, pursuing and integrating suitable acquisitions, whether or not the acquisition purchases are completed. The failure to successfully integrate the operations, personnel or technologies of an acquired business could impact our ability to realize the full benefits of such an acquisition. If we are unable to achieve the anticipated strategic benefits of an acquisition, including our acquisition of Spring CM, or if the integration or the anticipated financial and strategic benefits, including any anticipated cost savings, revenue opportunities or operational synergies, of such an acquisition are not realized as rapidly as or to the extent anticipated by us, it could adversely affect our business, financial condition and results of operations, and could adversely affect the market price of our common stock.

In addition, we have only limited experience in acquiring other businesses. We may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target. Any future acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. An acquisition may also negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition, any of which could cause our operating results, business and financial condition may suffer.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unable to maintain successful relationships with our partners, our business, results of operations and financial condition could be harmed.

In addition to our direct sales force and our website, we use strategic partners, such as global system integrators, value-added resellers and independent software vendors to sell our subscription offerings and related services. Our agreements with our partners are generally nonexclusive, meaning our partners may offer their customers products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our subscription offerings and related services, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings and related services may be harmed. Our partners may cease marketing our subscription offerings or related services with limited or no notice and with little or no penalty. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our solutions by potential customers. The loss of a substantial number of our partners, our possible inability to replace them, or the failure to recruit additional partners could harm our growth objectives and results of operations. Even if we are successful in maintaining and recruiting new partners, we cannot assure you that these relationships will result in increased customer usage of our solutions or increased revenue.

We could incur substantial costs in protecting or defending our proprietary rights, and any failure to adequately protect our rights could impair our competitive position and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Any of our patents, trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of jurisdictions outside the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

We are currently, and may in the future be, subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to license third party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. Responding to such claims, including those currently pending, regardless of their merit, can be time consuming, costly to defend in litigation and damage our reputation and brand.

We are currently the subject of lawsuits that allege our solutions infringe the intellectual property rights of other companies. While we intend to vigorously defend these lawsuits, intellectual property lawsuits are complex and inherently uncertain and there can be no assurance that we will prevail in defense of these actions. A decision in favor of the plaintiff in the currently pending lawsuits against us, or in any similar lawsuits that are brought against us in the future, could subject us to significant liability for damages and our ability to develop and sell our products may be harmed. We also may be required to redesign our products, delay releases, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our solutions. Requiring us to change one or more aspects of the way we deliver our solutions may harm our business.

Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits, and cannot assure you that the results of any of these actions will not have an adverse effect on our business, operating results or financial condition.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our solutions. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our software products, we may be required to re-engineer our products, discontinue the sale of our solutions or take other remedial actions.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, services or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our platform or services as a result of any such claims. In addition, our customer agreements generally include a warranty that the proper use of DocuSign by a customer in accordance with the agreement and applicable law will be sufficient to meet the definition of an “electronic signature” as defined in the ESIGN Act and eIDAS. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our solutions. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. To the extent our solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our solutions. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2018, we had accumulated federal and state net operating loss carry forwards, or NOLs, of $479.0 million and $170.0 million inclusive of excess tax benefits. The federal and state net operating loss carry forwards will begin to expire in 2023 and 2024. As of January 31, 2018, we also had total foreign net operating loss carry forwards of $14.7 million, which do not expire under local law. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. An analysis was conducted through January 31, 2017 to determine whether an ownership change had occurred since inception. The analysis indicated that because an ownership change occurred in a prior year, federal and state net operating losses were limited pursuant to Section 382 of the Code. This limitation has been accounted for in calculating the available net operating loss carryforwards. If we undergo an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

The Tax Cuts and Jobs Act, or TCJA, was enacted on December 22, 2017 and significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the TCJA limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of online attack, earthquake, fire, terrorist attack, power loss, telecommunications failure or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data or could prevent us from providing our solutions to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or information technology systems, including any errors, defects or failures in third- party hardware, could affect our ability to conduct normal business operations and adversely affect our operating results.

In addition, as computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent, we face increased risk from these activities to maintain the performance, reliability, security and availability of our solutions and related services and technical infrastructure to the satisfaction of our customers. Any such computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks or other data security breaches to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing customers and attract new customers.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. In each of the fiscal years ended January 31, 2017 and 2018, total revenue generated from customers outside the United States was 17% of our total revenue. We currently have offices in the United States, United Kingdom, France, Ireland, Israel, Australia, Singapore, Japan and Brazil. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. As of January 31, 2018, approximately 24% of our full-time employees were located outside of the United States. We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant management attention and financial resources. In connection with such expansion, we may face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could negatively affect our results of operations.

Our current international operations and future initiatives involve a variety of risks, including:

•	changes in a specific country’s or region’s political or economic conditions;

•	the need to adapt and localize our products for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	potential changes in trade relations arising from policy initiatives implemented by the Trump administration, which has been critical of existing and proposed trade agreements;

•	unexpected changes in laws, regulatory requirements, taxes or trade laws;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•

differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•

challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	increased travel, real estate, infrastructure and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	laws and business practices favoring local competitors or general preferences for local vendors;

•	limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

•	political instability or terrorist activities;

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

The TCJA, among other things, includes changes to U.S. federal tax rates, imposes additional limitations on the deductibility of interest, has both positive and negative changes to the utilization of future net operating loss carryforwards, allows for the expensing of certain capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. Our net deferred tax assets and liabilities and valuation allowance will be revalued at the newly enacted U.S. corporate rate. We continue to examine the impact this tax reform legislation may have on our business. The impact of this tax reform on holders of our common stock is uncertain and could be adverse.

Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all, and our failure to raise capital when needed could harm our business, operating results and financial condition, and debt or equity issued to raise additional capital may reduce the value of our common stock.

We have funded our operations since inception primarily through equity financings and payments by our customers for use of our product offerings and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We intend to continue to make investments to support our business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interest.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our solutions are subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control, and we incorporate encryption technology into certain of our solutions. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments and persons targeted by U.S. embargoes or sanctions. Additionally, the Trump administration has been critical of existing trade agreements and may impose more stringent export and import controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our solutions from being exported in violation of these laws, including obtaining authorizations for our encryption products, implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

We also note that if our strategic partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements to our strategic partner agreements; however, no assurance can be given that our strategic partners will be able to comply with such requirements.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our end-customers’ ability to implement our solutions in those countries. Changes in our solutions or future changes in export and import regulations may create delays in the introduction of our solutions in international markets, prevent our end-customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls stemming from Trump administration policies, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential end-customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would adversely affect our business, operating results and prospects.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses is incurred and an increasing portion of our assets is held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse effect on our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Furthermore, the TCJA, among other things, imposes a migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact this tax reform legislation may have on our business. The impact of this tax reform on holders of our common stock is uncertain and could be adverse.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles, or GAAP, is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Because we recognize revenue from subscriptions over the term of the relevant contract, downturns or upturns in sales contracts are not immediately reflected in full in our operating results.

We recognize revenue over the term of each of our contracts, which are typically one year in length but may be up to three years or longer in length. As a result, much of our revenue is generated from the recognition of contract liabilities from contracts entered into during previous periods. Consequently, a shortfall in demand for our solutions and professional services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales contracts in any period, as revenue from new customers is recognized over the applicable term of their contracts.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to allocation of revenue between recognized and deferred amounts, allowance for doubtful accounts, goodwill and intangible assets, fair value of financial instruments, valuation of stock-based compensation, valuation of warrant liabilities and the valuation allowance for deferred income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Future indebtedness could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. If we seek to enter into a credit facility we may not be able to obtain debt financing on terms that are favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms that are satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may not be able to successfully manage the growth of our business if we are unable to improve our internal systems, processes and controls.

We need to continue to improve our internal systems, processes and controls to effectively manage our operations and growth. We may not be able to successfully implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. For example, we may not be able to effectively monitor certain extraordinary contract requirements or provisions that are individually negotiated by our sales force as the number of transactions continues to grow. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could impair our ability to provide products or services to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our products or increase our technical support costs.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of subscriptions to our solutions;

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our solutions;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs. The manner in which we fund these expenditures may have an adverse effect on our financial condition.

We anticipate that we will spend substantial funds to satisfy tax withholding and remittance obligations when we settle the RSUs granted by us. Substantially all of the RSUs that we have issued prior to January 31, 2018 vest upon the satisfaction of both a service condition and a performance condition. The service condition for the majority of our outstanding RSUs is satisfied over a period of four years. Generally, the performance-based condition is a liquidity event requirement, which was satisfied as to any then-outstanding RSUs on the effective date of the registration statement for our IPO. The RSUs vest on the first date upon which both the service-based and performance-based requirements are satisfied. When the RSUs vest, we will deliver one share of common stock for each vested RSU on the settlement date. Since the liquidity event requirement was met because of the effectiveness of our registration statement in connection with our IPO, the settlement for RSUs following vesting generally occurs upon the later of: (1) the next quarterly settlement date (March 15, June 15, September 15 and December 15) or (2) the third quarterly settlement date that follows our IPO (December 15, 2018). Subsequent to our IPO, the compensation committee of our board of directors approved an initial settlement date of November 15, 2018.

On the settlement dates for these RSUs, we plan to withhold shares and remit income taxes on behalf of the holders at the applicable minimum statutory rates, which we refer to as a net settlement. We currently expect that the average of these withholding tax rates will be approximately 40%, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on 12,142,732 RSUs outstanding as of July 31, 2018, for which the service condition is expected to be satisfied on November 14, 2018 (the day before the accelerated initial settlement date following our IPO), and assuming the price of our common stock at the time of settlement is equal to $53.90, the closing price of our common stock on July 31, 2018, we estimate that this tax obligation on the initial settlement date would be approximately $253.5 million in the aggregate. The amount of this obligation could be higher or lower, depending on (1) the price of shares of our common stock on the settlement date, and (2) the actual number of RSUs outstanding for which the service condition has been satisfied. Assuming an approximate 40% tax withholding rate, we expect to deliver an aggregate of approximately 7.6 million shares of our common stock to RSU holders after withholding an aggregate of approximately 4.5 million shares of our common stock, based on 12,142,732 RSUs outstanding as of July 31,

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

2018 for which the service condition is expected to be satisfied on November 14, 2018. In connection with these net settlements, we would withhold and remit the tax liabilities of approximately $245.0 million on behalf of the RSU holders to the relevant tax authorities in cash.

To fund these withholding and remittance obligations, we expect to use a substantial portion of our existing cash. If we elect not to fully fund tax withholding and remittance obligations through cash or we are unable to do so, we may choose to sell equity or debt securities or borrow funds, or rely on a combination of these alternatives. In the event that we sell equity securities and are unable to match successfully the proceeds to the amount of the tax liability, the newly issued shares may be dilutive, and such sale could also result in a decline of our stock price. In the event that we elect to satisfy tax withholding and remittance obligations in whole or in part by incurring debt, our interest expense and principal repayment requirements could increase significantly, which could have an adverse effect on our financial condition or results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock are subject to market standoff agreements with us or lock-up agreements with the underwriters in our IPO that restrict their ability to transfer shares of our capital stock for 180 days from our IPO. These agreements limit the number of shares of capital stock that may be sold immediately following our IPO. Subject to certain limitations, approximately 152,109,033 shares of common stock will become eligible for sale upon expiration of the 180-day lock-up period, based on the number of shares outstanding as of January 31, 2018 and including the shares that were sold in our IPO, which were available to be resold in the public market immediately following our IPO. The underwriters in our IPO may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In connection with this offering, we have agreed with Morgan Stanley & Co. LLC and J..P. Morgan Securities LLC, on behalf of the underwriters in this offering, that for 90 days after the date of this prospectus, subject to certain exceptions, we will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock. In addition, all of our executive officers, directors and the selling stockholders selling shares in this offering have agreed with Morgan Stanley & Co. LLC and J..P. Morgan Securities LLC, on behalf of the underwriters in this offering, that, until the earlier of (i) 90 days after the date of this prospectus and (ii) two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018, subject to certain exceptions, they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

Following the expiration of the lock-up agreements referred to above, under our investors’ rights agreement, certain stockholders can require us to register shares owned by them for public sale in the United States. In addition, we filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Future sales of shares of our common stock, particularly as lock-up restrictions end, may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

also could cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

Our stock price and trading volume is heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our stock price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. A limited number of analysts are currently covering our company. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

In addition, as required by the new revenue recognition standards under ASC 606, we disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Market practices surrounding the calculation of this measure are still evolving. It is possible that analysts and investors could misinterpret our disclosure or that the terms of our customer contracts or other circumstances could cause our methods for preparing this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

An active trading market for our common stock may not be sustained.

Our common stock is currently listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “DOCU” and trades on that market. We cannot assure you that an active trading market for our common stock will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the prices that you may obtain for your shares.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock beneficially own a significant percentage of our outstanding common stock. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

We are an “emerging growth company” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending January 31, 2020. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We are required to disclose significant changes made in our internal control procedures on a quarterly basis.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or the U.S. federal district courts are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Some companies that adopted a similar federal district court forum selection provision are currently subject to a suit in the Chancery Court of Delaware by stockholders who assert that the provision is not enforceable. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to effectively sustain and manage our growth and future expenses, and our ability to achieve and maintain future profitability;

•	our ability to attract new customers and to maintain and expand our existing customer base;

•	our ability to scale and update our platform to respond to customers’ needs and rapid technological change;

•	the effects of increased competition on our market and our ability to compete effectively;

•	our ability to expand our operations and increase adoption of our platform internationally;

•	our ability to maintain, protect and enhance our brand;

•	the sufficiency of our cash and cash equivalents to satisfy our liquidity needs;

•	our failure or the failure of our platform of services to comply with applicable industry standards, laws, and regulations;

•	our ability to attract large organizations as users;

•	our ability to maintain our corporate culture;

•	our ability to offer high-quality customer support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to identify targets for, execute on and realize the benefits of recent or potential acquisitions;

•	statements about the potential benefits of the acquisition of SpringCM;

•	our ability to estimate the size and potential growth of our target market; and

•	our ability to maintain proper and effective internal controls.

Actual events or results may differ from those expressed in these forward-looking statements, and these differences may be material and adverse. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports.

Some of the information contained in this prospectus is based on information from various sources, including independent industry publications by Forrester Research, data compiled by a third party or other publicly available information. The sources of these publications, data and information are provided below:

•	Forrester Research, Digital Transforms The Game Of Business Digital Transaction Management Emerging As Key Solution (March 2015).

•	Forrester Research, Vendor Landscape: E-Signature, Q4 2016 (October 12, 2016).

•

The Gartner report described in this prospectus represents research opinion or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. The Gartner report speaks as of its original publication date and not as of the date of this prospectus, and the opinions expressed in the Gartner report are subject to change without notice.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE OF COMMON STOCK

Shares of our common stock commenced trading on The Nasdaq Global Select Market under the symbol “DOCU” on April 27, 2018. Prior to that date, there was no public market for our common stock. The following table summarizes the high and low sale prices of our common stock as reported by The Nasdaq Global Select Market:

	High	Low
First Quarter 2018 (from April 27, 2018)	$40.89	$37.00
Second Quarter 2018	$66.80	$37.85
Third Quarter 2018 (through August 29, 2018)	$68.35	$54.19

On August 29, 2018, the last reported sale price of our common stock on The Nasdaq Global Select Market was $67.87 per share. As of July 31, 2018, we had 968 holders of record of our common stock. This figure does not reflect the beneficial ownership or shares held in nominee name.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, the limitations on payment of dividends in our future debt agreements, and other factors that our board of directors may deem relevant.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of                 , 2018, on an actual basis.

You should read this table together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of , 2018
Actual
(in thousands, except share and per share data)
Cash and cash equivalents	$

Redeemable convertible preferred stock, par value $0.0001 per share; shares authorized, shares issued and outstanding
Stockholders’ deficit:
Common stock, par value $0.0001 per share; 205,000,000 shares authorized, shares issued and outstanding
Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ deficit

Total capitalization	$

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statements of operations data for the fiscal years ended January 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of January 31, 2017 and 2018 from audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited summary consolidated statements of operations data for the three months ended April 30, 2017 and 2018 and the unaudited summary consolidated balance sheet data as of April 30, 2018 from our unaudited interim condensed consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Our historical results are not necessarily indicative of the results to be expected in the future. Our fiscal year ends January 31.

The selected financial data set forth below should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
				(unaudited)
	(in thousands, except share and per share data)
Revenue
Subscription	$229,127	$348,563	$484,581	$106,847	$148,198
Professional services and other	21,354	32,896	33,923	6,651	7,610

Total revenue	250,481	381,459	518,504	113,498	155,808

Cost of revenue(1)(2)
Subscription	48,656	73,363	83,834	19,293	32,438
Professional services and other	25,199	29,114	34,439	7,831	25,856

Total cost of revenue	73,855	102,477	118,273	27,124	58,294

Gross profit	176,626	278,982	400,231	86,374	97,514

Operating expenses:
Sales and marketing(1)(2)	170,006	240,787	277,930	64,691	191,085
Research and development(1)(2)	62,255	89,652	92,428	22,708	70,870
General and administrative(1)(2)	63,669	64,360	81,526	18,239	103,117

Total expenses	295,930	394,799	451,884	105,638	365,072

Loss from operations	(119,304)	(115,817)	(51,653)	(19,264)	(267,558)
Interest expense	(780)	(611)	(624)	(151)	(193)
Interest income and other income (expense), net	(3,508)	1,372	3,135	(110)	(2,228)

Loss before provision for (benefit from) income taxes	(123,592)	(115,056)	(49,142)	(19,525)	(269,979)
Provision for (benefit from) income taxes	(1,033)	356	3,134	(143)	708

Net loss	$(122,559)	$(115,412)	$(52,276)	$(19,382)	$(270,687)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(4.76)	$(4.17)	$(1.66)	$(0.66)	$(7.46)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(3)	26,052,441	28,019,818	32,293,729	29,761,804	36,334,395
Other comprehensive income (loss):
Foreign currency translation gains (losses), net of tax	(1,980)	651	6,149	1,396	(2,328)

Comprehensive loss	$(124,539)	$(114,761)	$(46,127)	$(17,986)	$(273,015)

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue—Subscription	$1,074	$1,190	$911	$238	$9,955
Cost of revenue—Professional services and other	1,297	1,021	976	235	16,045
Sales and marketing	10,617	11,187	9,386	2,705	112,481
Research and development	8,221	10,161	4,896	1,391	47,268
General and administrative	11,455	11,884	13,578	3,837	84,045

Total stock-based compensation expense	$32,664	$35,443	$29,747	$8,406	$269,794

(2)

As of January 31, 2018, we had 23,080,543 RSUs outstanding that are subject to service-based vesting conditions and liquidity event related performance vesting conditions. We had not recognized any compensation expense related to these RSUs as a qualifying liquidity event had not yet occurred as of January 31, 2018. The liquidity event was satisfied in April 2018 in connection with our IPO, and as a result, we recognized stock-based compensation expense using the accelerated attribution method with a cumulative catch-up of stock-based compensation expense. If our initial offering had been completed on January 31, 2018, we would have recognized $241.3 million of stock-based compensation expense on that date.

(3)

See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts. The weighted-average number of shares used in computing pro forma net loss per share includes the impact of 7,414,543 shares of common stock issuable from time to time upon the settlement of RSUs outstanding as of January 31, 2018.

	January 31,		April 30,
	2017	2018	2018
			(unaudited)
	(in thousands)
Cash and cash equivalents	$190,556	$256,867	$269,429
Working capital	44,250	44,976	53,238
Total assets	499,638	619,973	614,472
Contract liabilities, current and non-current	190,151	277,924	290,535
Redeemable convertible preferred stock warrant liability	419	445	849
Redeemable convertible preferred stock	546,040	547,501	547,854
Accumulated deficit	(450,044)	(502,320)	(773,007)
Total stockholders’ deficit	(347,355)	(338,648)	(333,728)

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measure provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects and allow for

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to assist investors in seeing our financial performance using a management view and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

Free cash flow

We use the non-GAAP measure of free cash flow, which we define as GAAP net cash flows from operating activities reduced by purchase of property and equipment. We believe free cash flow is an important liquidity measure of the cash (if any) that is available, after purchases of property and equipment, for operational expenses, investment in our business, and to make acquisitions. Free cash flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

The following table summarizes our cash flows for the periods presented and presents a reconciliation of net cash from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow, for each of the periods presented:

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
		(unaudited)		(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(67,995)	$(4,790)	$54,979	$(697)	$14,992
Net cash used in investing activities	(80,165)	(40,880)	(18,761)	(6,770)	(6,184)
Net cash provided by financing activities	274,856	8,037	25,728	5,830	5,621

Net cash provided by (used in) operating activities	$(67,995)	$(4,790)	$54,979	$(697)	$14,992
Purchase of property and equipment	(28,305)	(43,330)	(18,929)	(6,770)	(6,184)

Non-GAAP free cash flow	$(96,300)	$(48,120)	$36,050	$(7,467)	$8,808

Our use of free cash flow has limitations as an analytical tool and you should not consider it in isolation or as a substitute for an analysis of our results under GAAP. First, free cash flow is not a substitute for net cash (used in) provided by operating activities. Second, other companies may calculate free cash flow or similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison. Additionally, the utility of free cash flow is further limited as it does not represent the total increase or decrease in our cash balance for a given period. Because of these and other limitations, you should consider free cash flow along with our GAAP financial measures.

Billings

We use the non-GAAP measure of billings. We believe billings is a key metric to measure our periodic performance. Given that most of our customers pay in annual installments one year in advance, but we typically recognize a majority of the related revenue ratably over time, we use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Billings consists of our total revenues plus the change in our contract liabilities and refund liability less contract assets and unbilled accounts receivable in a given period. Billings reflects sales to new customers plus subscription renewals and additional sales to existing customers. Only amounts invoiced to a customer in a given period are included in billings. While we believe that billings provides valuable insight into the cash that will be generated from sales of our subscriptions and services, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter to quarter or year-over-year comparative measure. These

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

reasons include, but are not limited to, (i) a variety of customer contractual terms could result in some periods having a higher proportion of multi-year time-based subscriptions than other periods, (ii) as we experience an increasing number of larger sales transactions, the timing of executing these larger transactions has and will continue to vary, with some transactions occurring in quarters subsequent to or in advance of those that we anticipated and (iii) fluctuations in payment terms affecting the billings recognized in a particular period. Because of these and other limitations, you should consider billings along with revenue and our other GAAP financial results.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to billings, for each of the periods presented:

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
	(unaudited)			(unaudited)
	(in thousands)
Revenue	$250,481	$381,459	$518,504	$113,498	$155,808
Add: Contract liabilities and refund liability, end of period	137,031	195,501	282,943	208,882	293,667
Less: Contract liabilities and refund liability, beginning of period	(96,159)	(137,031)	(195,501)	(195,501)	(282,943)
Add: Contract assets and unbilled accounts receivable, beginning of period	708	2,532	10,095	10,095	16,899
Less: Contract assets and unbilled accounts receivable, end of period	(2,532)	(10,095)	(16,899)	(10,400)	(14,555)

Non-GAAP billings	$289,529	$432,366	$599,142	$126,574	$168,876

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year ends January 31.

Overview

DocuSign accelerates the process of doing business for companies and simplifies life for their customers and employees. We accomplish this by transforming the foundational element of business: the agreement.

As the core part of our broader platform for automating the agreement process, we offer the world’s #1 e-signature solution. Our platform has achieved widespread adoption by businesses of all sizes by enabling them to digitally prepare, execute and act on agreements. Today, we have over 425,000 total customers and hundreds of millions of users around the world. The following graphic highlights key milestones since our founding in 2003 and also illustrates the increase in our annual revenue over time.

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We offer access to our software platform on a subscription basis and price such subscriptions based on the functionality required by our customers and the quantity of Envelopes provisioned. Similar to how physical agreements were mailed for signature in paper envelopes historically, an Envelope is a digital container used to send one or more documents for signature or approval to one or more recipients. Our customers have the flexibility to put a large number of documents in an Envelope. For a number of use cases, multiple Envelopes are used over the course of the process. For example, in the purchase or sale of a home, multiple Envelopes are used over the course of the home-buying process. To drive customer reach and adoption, we also offer for free certain limited-time or feature-constrained versions of our platform.

We believe that the usage of our platform illustrates the adoption, scale and value of our platform, which we believe enhances our ability to maintain existing customer relationships and attract new customers. We track usage by measuring Successful Transactions, which is the completion of all required actions by all relevant parties in a given Envelope, such as signing or approving the forms or documents contained within the Envelope. The number of Successful Transactions completed in any period does not directly correlate to our revenue or results of operations because we do not charge our customers based on actual usage of our platform.

In the year ended January 31, 2018, over 244 million Successful Transactions were completed on our platform. The chart below shows annual Successful Transactions completed on our platform since the year ended January 31, 2011.

We offer access to our platform on a subscription basis and we generate substantially all our revenue from sales of subscriptions, which accounted for 91% of our revenue for each of the years ended January 31, 2016 and 2017 and 93% of our revenue for the year ended January 31, 2018, and 94% and 95% of our revenue in the quarters ended April 30, 2017 and 2018. Our subscription fees include the use of our platform and access to

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customer support. Subscriptions generally range from one to three years and substantially all of our multi-year customers pay in annual installments, one year in advance. We recognize subscription revenue ratably over the term of a contract. As the terms of most of our contracts are measured in full year increments, contracts generally come up for renewal in the same period in subsequent years. The timing of large multi-year enterprise contracts can create some variability in subscription order levels between periods, though the impact to our annual or quarterly revenue is minimal due to the fact that we recognize subscription revenue ratably over the term of our customer contracts.

Our subscriptions range from single user, multi-user, broader business users, and enterprise offerings that include enhanced functionality. Also included in our subscription revenue is revenue derived from our customer support, which includes phone or email support. This support is priced as a percentage of subscription value.

We also generate revenue from professional and other non-subscription services, which consists primarily of fees associated with providing new customers deployment and integration services. Revenue from professional services accounted for 5% of our total revenue for each of the years ended January 31, 2016 and 2017, 4% of our revenue for the year ended January 31, 2018, and 6% and 5% of our total revenue in the quarters ended April 30, 2017 and 2018, respectively. We anticipate continuing to invest in customer success through our professional services offerings as we believe it plays an important role in accelerating our customers’ deployment of our platform, which helps to drive customer retention and expansion of the use of our platform.

We offer subscriptions to our platform to enterprise businesses, commercial businesses, and VSBs, which include professionals, sole proprietorships and individuals. We sell to customers through multiple channels. Our go-to-market strategy relies on our direct sales force and partnerships to sell to enterprises and commercial businesses and our web-based self-service channel to sell to VSBs, which is the most cost-effective way to reach our smallest customers. We offer more than 300 off-the-shelf, prebuilt integrations with the applications that many of our customers already use—including those offered by Google, Microsoft, NetSuite, Oracle, Salesforce, SAP, SAP SuccessFactors, and Workday—so that they can create, sign, send, and manage agreements from directly within these applications. We have a diverse customer base spanning various industries and countries with no significant customer concentration. Our largest customer accounted for 3% or less of revenue for each of the years ended January 31, 2016, 2017 and 2018 and the quarters ended April 30, 2017 and 2018.

We focused initially on selling our e-signature solutions to commercial businesses and VSBs. We later expanded our focus to target enterprise customers by adding our first enterprise sales professionals in the year ended January 31, 2011. In the year ended January 31, 2013, we began to gain meaningful traction selling into new enterprise accounts with aggregate ACV exceeding $5 million. To demonstrate this growth over time, the number of our customers with greater than $300,000 in ACV has increased from approximately 30 as of January 31, 2013 to more than 200 customers as of April 30, 2018. Each of our customer types have different purchasing patterns. VSBs tend to become customers quickly with very little to no direct interaction and generate smaller average contract values, while commercial and enterprise customers typically involve longer sales cycles, larger contract values and greater expansion opportunities for us.

Since inception, we have invested more than $300 million in research and development related to our platform to build the world’s #1 e-signature solution. This has allowed us to achieve significant growth and scale. We believe the market opportunity for our e-signature solution remains significant. We expect to continue to invest for long-term growth and to maintain our category leadership position.

We have experienced rapid growth in recent periods. Our revenue for the years ended January 31, 2016, 2017 and 2018, of $250.5 million, $381.5 million and $518.5 million, respectively, represented year-over-year growth of approximately 52% and 36%. Our revenue grew from $113.5 million in the three months ended April 30, 2017 to $155.8 million in the three months ended April 30, 2018, which represented year-over-year growth of approximately 37%. Our net loss was $122.6 million, $115.4 million, and $52.3 million for the years ended January 31, 2016, 2017 and 2018, respectively, and $19.4 million and $270.7 million for the three

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

months ended April 30, 2017 and 2018, respectively, as we continued to invest in our business and market opportunity.

Key Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

Growing Our Customer Base

We are highly focused on continuing to acquire new customers to support our long-term growth. We have invested, and expect to continue to invest, heavily in our sales and marketing efforts to drive customer acquisition. As of April 30, 2018, we had over 400,000 customers, including over 40,000 enterprise and commercial customers. This compares to a total of over 300,000 customers and over 30,000 enterprise and commercial customers as of April 30, 2017. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract to access our platform. We define enterprise customers as companies generally included in the Global 2000. We generally define commercial customers to include both mid-market companies, which includes companies outside the Global 2000 that have greater than 250 employees, and SMBs, which are companies with between 10 and 249 employees, in each case excluding any enterprise customers. VSBs include companies with less than 10 employees. We refer to total customers as all enterprises, commercial businesses, and VSBs.

Retaining and Expanding Contracts with Existing Enterprise and Commercial Customers

Many of our customers have increased spend with us as they have expanded their use of our platform in both existing and new use cases across their front or back office operations. Our enterprise and commercial customers may start with just one use case and gradually implement additional use cases across their organization once they see the benefits of the platform. Several of our largest enterprise customers have deployed our platform for hundreds of use cases across their organizations. We believe there is significant expansion opportunity with our customers following their initial adoption of our platform.

For our top 100 customers as measured by ACV for the quarter ended April 30, 2018 that placed their first order in, or prior to, the year ended January 31, 2014, their ACV has increased by a median multiple of 5.2x their initial purchase. Our top 100 customers as measured by ACV were 24% and 23% of our aggregate ACV for the quarters ended April 30, 2017 and 2018, respectively. Approximately 85% of our aggregate ACV and 85% of our revenue for the quarter ended April 30, 2018 was attributable to our enterprise and commercial customers, with the remaining amount attributable to VSBs.

Increasing International Revenue

Our international revenues represented 16% of our total revenues in the year ended January 31, 2016, 17% of our total revenues in each of the years ended January 31, 2017 and 2018, and 15% and 17% in the three months ended April 30, 2017 and 2018, respectively. We started our international selling efforts in English-speaking common law countries, such as Canada, the UK and Australia, as we were able to leverage our core technologies in these jurisdictions since they have a similar approach to e-signature as the United States. We have since made significant investments to be able to offer our solutions in select civil law countries. For example, in Europe, we have Standards-Based Signature technology tailored for eIDAS. In addition, to follow longstanding tradition in Japan, we enable signers to upload and apply their personal eHanko stamp to represent their signatures on an agreement.

We plan to increase our international revenue by leveraging and continuing to expand the investments we have already made in our technology, direct sales force, and strategic partnerships, as well as helping existing U.S.-based customers manage agreements across their international businesses. Additionally, we expect our strategic partnerships in key international markets, including our current relationships with SAP in Europe, to further growth.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Investing for Growth

We believe that our market opportunity is large, and we plan to invest in order to continue to support further growth. This includes expanding our sales headcount and increasing our marketing initiatives. We also plan to continue to invest in expanding the functionality of our platform and underlying infrastructure and technology to meet the needs of our customers across industries.

Key Business Metrics

We review the following key metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly titled metrics in a different way.

Total Number of Customers

As of April 30, 2018, we had over 400,000 customers, including over 40,000 enterprise and commercial customers. This compares to a total of over 300,000 customers and over 30,000 enterprise and commercial customers as of April 30, 2017.

We believe that our ability to increase the number of customers on our platform, particularly the number of enterprise and commercial customers, is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. Increasing awareness of our platform, further developing our sales and marketing expertise, and continuing to build features tuned to different industry needs have expanded the diversity of our customer base to include organizations of all sizes across industries.

Dollar-Based Net Retention Rate

To further illustrate the land-and-expand economics of our customer relationships, we examine the rate at which our customers increase their subscriptions with us. Our dollar-based net retention rate measures our ability to increase revenue across our existing customer base through expanded use of our platform by customers, as offset by customers whose subscriptions with us are not renewed or renew at a lower amount.

Our dollar-based net retention rate compares the ACV for subscription contracts from a set of enterprise and commercial customers at two period end dates. To calculate our dollar-based net retention rate at the end of a base year (e.g., January 31, 2018), we first identify the set of customers that were customers at the end of the prior year (e.g., January 31, 2017). We then divide the ACV attributed to that set of customers at the end of the base year by the ACV attributed to that same set at the end of the prior year. The quotient obtained from this calculation is the dollar-based net retention rate. Our dollar-based net retention rate was approximately 112% and 114% at April 30, 2017 and 2018, respectively.

International Revenue

We will continue to make significant investments to expand our presence and product capabilities in international markets, particularly in Europe and Asia-Pacific. Our focus remains on penetrating international markets where we see opportunities for our solutions. The revenue from non-U.S. regions constituted 16% of our total revenue in the year ended January 31, 2016, 17% of our total revenue in each of the years ended January 31, 2017 and 2018, and 15% and 17% in the three months ended April 30, 2017 and 2018, respectively.

Components of Results of Operations

Revenue

We derive revenue primarily from subscriptions and, to a lesser extent, professional services.

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Subscription Revenue. Subscription revenue consists of fees for the use of our platform and our technical infrastructure and access to customer support, which includes phone or email support. We typically invoice customers in advance on an annual basis. We recognized subscription revenue ratably over the term of the contract subscription period beginning on the date access to our platform is provided, as long as all other revenue recognition criteria have been met.

Professional Services and Other Revenue. Professional services revenue includes fees associated with new customers requesting deployment and integration services. We price professional services on a time and materials basis and on a fixed fee basis. We generally have standalone value for our professional services and recognize revenue based on standalone selling price as services are performed or upon completion of services for fixed fee contracts. Other revenue includes amounts derived from sales of on-premises solutions.

Overhead Allocation

We allocate shared costs, such as facilities (including rent, utilities and depreciation on equipment shared by all departments), information technology, information security costs and recruiting to all departments based on headcount. As such, allocated shared costs are reflected in each cost of revenue and operating expense category.

Cost of Revenue

Cost of Subscription Revenue. Cost of subscription revenue primarily consists of expenses related to hosting our platform and providing support. These expenses consist of employee-related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs, as well as personnel costs for employees associated with our technical infrastructure and customer support. These expenses also consist of software and maintenance costs, third party hosting fees, outside services associated with the delivery of our subscription services, amortization expense associated with capitalized internal-use software and acquired intangible assets, credit card processing fees and allocated overhead. We expect our cost of revenue to continue to increase in absolute dollar amounts as we invest in our business.

Cost of Professional Services and Other Revenue. Cost of professional services and other revenue consists primarily of personnel costs for our professional services delivery team, travel related costs and allocated overhead.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including our pricing, timing and amount of investment to maintain or expand our hosting capability, the growth of our platform support and professional services team, share-based compensation expenses, as well as amortization of costs associated with capitalized internal use software and acquired intangible assets and allocated overhead.

Operating Expenses

Our operating expenses consist of selling and marketing, research and development and general and administrative expenses.

Selling and Marketing Expense. Selling and marketing expense consists primarily of personnel costs, including sales commissions. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead. We expect selling and marketing expense to continue to increase in absolute dollars as we enhance our product offerings and implement marketing strategies.

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Research and Development Expense. Research and development expense consists primarily of personnel costs. These expenses also include non-personnel costs, such as subcontracting, consulting and professional fees for third-party development resources and depreciation costs, as well as allocated overhead. Our research and development efforts focus on maintaining and enhancing existing functionality and adding new functionality. We expect research and development expense to increase in absolute dollars as we invest in the enhancement of our platform.

General and Administrative Expense. General and administrative expense consists primarily of employee-related costs for those employees associated with administrative services such as legal, human resources, information technology related to internal systems, accounting, and finance. These expenses also include certain third-party consulting services, certain facilities costs and allocated overhead.

We expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and higher expenses for insurance, investor relations and professional services. We expect our general and administrative expenses will increase in absolute dollars as our business grows.

Interest Expense

Interest expense consists primarily of commitment fees and amortization of costs related to our loan facility.

Interest Income and Other Income (Expense), Net

Interest income and other income (expense), net, consists primarily of interest earned on our cash and cash equivalents and foreign currency transaction gains and losses.

Provision for (Benefit from) Income Taxes

Our provision for (benefit from) income taxes consists primarily of income taxes in certain foreign jurisdictions where we conduct business and state minimum taxes in the United States, as well as certain tax benefits arising from acquisitions. We have a valuation allowance of our U.S. deferred tax assets, including U.S. net operating loss carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our U.S. deferred tax assets will be realized by way of expected future taxable income in the U.S.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Discussion of Results of Operations

The following table summarizes our historical consolidated statements of operations data:

	Year Ended January 31,			Three Months Ended April 30,
(in thousands)	2016	2017	2018	2017	2018
				(unaudited)
Revenue:
Subscription	$229,127	$348,563	$484,581	$106,847	$148,198
Professional services and other	21,354	32,896	33,923	6,651	7,610

Total revenue	250,481	381,459	518,504	113,498	155,808
Cost of revenue:
Subscription	48,656	73,363	83,834	19,293	32,438
Professional services and other	25,199	29,114	34,439	7,831	25,856

Total cost of revenue	73,855	102,477	118,273	27,124	58,294

Gross profit	176,626	278,982	400,231	86,374	97,514
Operating expenses:
Sales and marketing	170,006	240,787	277,930	64,691	191,085
Research and development	62,255	89,652	92,428	22,708	70,870
General and administrative	63,669	64,360	81,526	18,239	103,117

Total expenses	295,930	394,799	451,884	105,638	365,072

Loss from operations	(119,304)	(115,817)	(51,653)	(19,264)	(267,558)
Interest expense	(780)	(611)	(624)	(151)	(193)
Interest income and other income (expense), net	(3,508)	1,372	3,135	(110)	(2,228)

Loss before provision for (benefit from) income taxes	(123,592)	(115,056)	(49,142)	(19,525)	(269,979)
Provision for (benefit from) income taxes	(1,033)	356	3,134	(143)	708

Net loss	$(122,559)	$(115,412)	$(52,276)	$(19,382)	$(270,687)

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended January 31,			Three Months Ended April 30,
	2016	2017	2018	2017	2018
				(unaudited)
Revenue:
Subscription	91%	91%	93%	94%	95%
Professional services and other	9	9	7	6	5

Total revenue	100	100	100	100	100
Cost of revenue:
Subscription	20	19	16	17	21
Professional services and other	10	8	7	7	16

Total cost of revenue	30	27	23	24	37

Gross profit	70	73	77	76	63
Operating expenses:
Sales and marketing	68	63	53	57	123
Research and development	25	23	18	20	45
General and administrative	25	17	16	16	67

Total expenses	118	103	87	93	235

Loss from operations	(48)	(30)	(10)	(17)	(172)
Interest expense	—	—	—	—	—
Interest income and other income (expense), net	(1)	—	1	—	(1)

Loss before provision for (benefit from) income taxes	(49)	(30)	(9)	(17)	(173)
Provision for (benefit from) income taxes	—	—	1	—	1

Net loss	(49)%	(30)%	(10)%	(17)%	(174)%

Comparison of the Three Months Ended April 30, 2017 and 2018

Revenue

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Revenue:
Subscription	$148,198	$106,847	39%
Professional services and other	7,610	6,651	14%

Total revenue	$155,808	$113,498	37%

Subscription revenue increased $41.4 million, or 39%. Subscription revenue was 95% of total revenue in the three months ended April 30, 2018 and 94% in the three months ended April 30, 2017. The increase was primarily attributable to increases in subscription sales to new and existing customers. We continue to invest in a variety of customer programs and initiatives, which, along with expanded customer use cases, have helped increase our subscription revenue over time.

Professional services and other revenue increased by $1.0 million, or 14%, primarily due to increased engagement of professional services to support our growing customer base.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of Revenue and Gross Margin

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Cost of revenue:
Subscription	$32,438	$19,293	68%
Professional services and other	25,856	7,831	230%

Total cost of revenue	$58,294	$27,124	115%

Gross margin:
Subscription	78%	82%	(4	)pts
Professional services and other	(240)%	(18)%	(222	)pts

Total gross margin	63%	76%	(13	)pts

Cost of subscription revenue increased $13.1 million, or 68%, primarily due to:

•

An increase of $9.7 million in stock-based compensation expense primarily driven by the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement; and

•	An increase of $2.6 million in data center and other related operating costs to support our platform.

Cost of professional service and other revenue increased $18.0 million, or 230%, primarily due to:

•

An increase of $15.8 million in stock-based compensation primarily driven by the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement; and

•	An increase of $2.0 million in personnel costs primarily related to increased headcount in our professional services organization.

Sales and Marketing

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Sales and marketing	$191,085	$64,691	195%
Percentage of revenue	123%	57%

Sales and marketing expenses increased $126.4 million, or 195%, primarily due to:

•

An increase of $109.8 million in stock-based compensation expense, primarily driven by the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement;

•	An increase of $8.7 million increase in personnel costs driven by increased headcount and higher commissions in line with higher sales;

•	An increase of $3.4 million in marketing and advertising expense, primarily due to higher spend for online advertising campaigns;

•	An increase of $2.0 million in allocated overhead due to increased headcount and facility costs; and

•	An increase of $1.3 million in travel costs to support the increase in the personnel.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Research and Development

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Research and development	$70,870	$22,708	212%
Percentage of revenue	45%	20%

Research and development expenses increased $48.2 million, or 212%, primarily due to:

•

An increase of $45.9 million in stock-based compensation expense, primarily driven by the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement; and

•	An increase of $0.9 million in allocated overhead due to increased headcount and facility costs.

General and Administrative

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
General and administrative	$103,117	$18,239	465%
Percentage of revenue	67%	16%

General and administrative expenses increased $84.9 million, or 465%, primarily due to:

•

An increase of $80.2 million in stock-based compensation expense, primarily driven by the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement;

•	An increase of $3.8 million in professional fees, primarily driven by costs related to our IPO and preparation for operating as a public company, as well as higher audit and consulting costs; and

•	An increase of $2.4 million in allocated overhead in line with the increase in headcount.

Interest Income and Other (Expense), Net

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Interest income and other (expense), net	$(2,228)	$(110)	NM
Percentage of revenue	(1)%	—%

Interest income and other (expense), net, increased $2.1 million. The change was primarily due to foreign currency transaction losses driven by remeasurement of certain monetary transactions.

Provision for (Benefit from) Income Taxes

	Three Months Ended April 30,
(in thousands, except for percentages)	2018	2017	% Change
Provision for (benefit from) income taxes	$708	$(143)	(595)%
Percentage of revenue	1%	—%

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Provision for (benefit from) income taxes changed by $0.9 million primarily due to higher year-over-year earnings in certain foreign jurisdictions as we continue to scale our foreign operations to support our ongoing international growth. We have recorded valuation allowances against the deferred tax assets associated with losses for which we might not realize a related tax benefit.

Comparison of the Years Ended January 31, 2016, 2017 and 2018

Revenue

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Revenue:
Subscription	$229,127	$348,563	$484,581	52%	39%
Professional services and other	21,354	32,896	33,923	54%	3%

Total revenue	250,481	381,459	518,504	52%	36%

2018 Compared to 2017. Total revenue increased $137.0 million, or 36%, in the year ended January 31, 2018 compared to the prior year. Subscription revenue increased $136.0 million, or 39%, in the year ended January 31, 2018 compared to the prior year. Subscription revenue was 93% of total revenue in the year ended January 31, 2018 and 91% in the year ended January 31, 2017. We estimate that approximately 70% of the increase in subscription revenue was attributable to the growth from existing customers, and the remaining approximately 30% of the increase in revenue was attributable to new customers, relating to a 29% increase in total customers. Professional services and other revenue increased $1.0 million, or 3%, in the year ended January 31, 2018 compared to the prior year, primarily due to deployment and integration services for new customers, net of the impact of the sale of our digital certificates business in the first half of fiscal 2018.

2017 Compared to 2016. Total revenue increased $131.0 million, or 52%, in the year ended January 31, 2017 compared to the prior year. Subscription revenue increased $119.5 million, or 52%, in the year ended January 31, 2017 compared to the prior year. Subscription revenue was 91% of total revenue in each of the comparative years. We estimate that approximately 70% of the increase in subscription revenue was attributable to the growth from existing customers, and the remaining approximately 30% of the increase in revenue was attributable to new customers, relating to a 35% increase in total customers. Professional services and other revenue increased $11.5 million, or 54%, in the year ended January 31, 2017 compared to the prior year. The increase in professional services and other revenue was primarily due to deployment and integration services for new customers, as well as sales of our on-premises solutions and related support services.

Cost of Revenue and Gross Margin

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Cost of revenue:
Subscription	48,656	73,363	83,834	51%	14%
Professional services and other	25,199	29,114	34,439	16%	18%

Total cost of revenue	73,855	102,477	118,273	39%	15%

Gross margin:
Subscription	79%	79%	83%	—%	4%
Professional services and other	(18)%	11%	(2)%	29%	(13)%

Total gross margin	71%	73%	77%	2%	4%

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

2018 Compared to 2017. Cost of revenue increased $15.8 million, or 15%, in the year ended January 31, 2018 compared to the prior year. Cost of subscription revenue increased $10.5 million, or 14%, in the year ended January 31, 2018 compared to the prior year. This increase was primarily due to a $7.6 million increase in data center and other related operating costs to support our platform and a $2.0 million increase in personnel costs related to the hiring of employees to support customer service. Cost of professional service and other revenue increased $5.3 million, or 18%, in the year ended January 31, 2018 compared to the prior year. The increase was primarily due to $5.0 million increase in personnel costs primarily related to increased headcount in our professional services organization.

2017 Compared to 2016. Cost of revenue increased $28.6 million, or 39%, in the year ended January 31, 2017 compared to the prior year. Cost of subscription revenue increased $24.7 million, or 51%, in the year ended January 31, 2017 compared to the prior year. This increase was primarily due to a $17.5 million increase in data center and other related operating costs to support our platform, a $4.3 million increase in personnel costs related to the hiring of employees to support customer service and a $2.6 million increase in allocated overhead primarily related to increased headcount and facility costs. Cost of professional service and other revenue increased $3.9 million, or 16%, in the year ended January 31, 2017 compared to the prior year. The increase was primarily due to $2.9 million increase in personnel costs related to increased headcount in our professional services organization.

Sales and Marketing

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Sales and marketing	170,006	240,787	277,930	42%	15%

2018 Compared to 2017. Sales and marketing expenses were $277.9 million, or 53% of total revenue, for the year ended January 31, 2018, compared to $240.8 million, or 63% of total revenue, for the prior year, an increase of $37.1 million. The increase was primarily due to a $29.1 million increase in personnel costs driven by increased headcount and higher commissions in line with higher sales, $2.3 million increase in travel costs to support the increase in the personnel, $1.5 million increase in consulting fees for market and other research activities and a $3.3 million increase in allocated overhead due to increased headcount and facility costs.

2017 Compared to 2016. Sales and marketing expenses were $240.8 million, or 63% of total revenue, for the year ended January 31, 2017, compared to $170.0 million, or 68% of total revenue, for the prior year, an increase of $70.8 million. The increase was primarily due to a $44.9 million increase in personnel costs driven by increased headcount, a $14.1 million increase in allocated overhead due to increased headcount and facility costs, a $7.5 million increase in marketing expenses associated with higher advertising and promotional activities and a $2.5 million increase in travel-related expenses for sales personnel.

Research and Development

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Research and development	62,255	89,652	92,428	44%	3%

2018 Compared to 2017. Research and development expenses were $92.4 million, or 18% of total revenue, for the year ended January 31, 2018, compared to $89.7 million, or 23% of total revenue, for the prior year, an increase of $2.8 million. The increase of $8.9 million in personnel costs to support development efforts was partially offset by a $5.3 million decrease in stock-based compensation. In the year ended January 31, 2017, we incurred additional modification expense for certain employees whose employment ceased with no such expense in the year ended January 31, 2018. The remainder of the decrease in stock-based compensation expense is

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

driven by the impact of options that were canceled or fully vested in the year ended January 31, 2017 with no new options granted to research and development employees in the year ended January 31, 2018. During the year ended January 31, 2018, our research and development employees were granted RSUs that did not result in expense because the conditions were deemed not probable of being achieved as of the year end.

2017 Compared to 2016. Research and development expenses were $89.7 million, or 23% of total revenue, for the year ended January 31, 2017, compared to $62.3 million, or 25% of total revenue, for the prior year, an increase of $27.4 million. The increase was primarily due to an increase of $22.7 million in personnel costs driven by increased headcount to support development efforts and a $4.0 million increase in allocated overhead due to increased headcount and facility costs.

General and Administrative

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
General and administrative	63,669	64,360	81,256	1%	27%

2018 Compared to 2017. General and administrative expenses were $81.5 million, or 16% of total revenue, for the year ended January 31, 2018, compared to $64.4 million, or 17% of total revenue, for the prior year, an increase of $17.2 million. The increase was primarily due to a $5.1 million increase in personnel cost and a $2.6 million increase in allocated overhead in line with the increase in headcount, a $5.0 million increase in business taxes in connection with growth of the business, assessments completed in certain jurisdictions and a foreign transfer tax as well as a $2.2 million increase in stock-based compensation expense driven by a significant grant made at the end of fiscal 2017.

2017 Compared to 2016. General and administrative expenses were $64.4 million, or 17% of total revenue, for the year ended January 31, 2017, compared to $63.7 million, or 25% of total revenue, for the prior year, an increase of $0.7 million. The increase was primarily due to a $3.2 million increase in allocated overhead due to increase headcount and facility costs, offset by a $4.0 million decrease in third party professional services costs primarily related to our acquisitions of Algorithmic Research Ltd and OpenTrust in the year ended January 31, 2016 with no similar transaction in the year ended January 31, 2017.

Interest Income and Other Income (Expense), Net

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Interest income and other income (expense), net	(3,508)	1,372	3,135	(139)%	128%

2018 Compared to 2017. Interest income and other income (expense), net, was $3.1 million, or 1% of total revenue, for the year ended January 31, 2018, compared to $1.4 million, or less than 1% of total revenues, for the prior year, an increase of $1.8 million. The change was primarily due to foreign currency transaction gains driven by remeasurement of certain monetary transactions.

2017 Compared to 2016. Interest income and other income (expense), net, was $1.4 million, or less than 1% of total revenue, for the year ended January 31, 2017, compared to $(3.5) million, or 1% of total revenues, for the prior year, a change of $4.9 million. The change was primarily due to foreign currency transaction gains driven by remeasurement of certain monetary transactions.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Provision for (Benefit from) Income Taxes

	Year Ended January 31,			% Change
(in thousands, except for percentages)	2016	2017	2018	2016 vs. 2017	2017 vs. 2018
Provision for (benefit from) income taxes	(1,033)	356	3,134	(134)%	780%

2018 Compared to 2017. Provision for income taxes was $3.1 million, or 1% of total revenue, for the year ended January 31, 2018, compared to $0.4 million, or less than 1% of total revenue, for the prior year, an increase of $2.8 million. This increase was due to an increase in foreign tax expense, resulting from transfers of intellectual property and higher year-over-year earnings in certain foreign jurisdictions as we continue to scale our international operations to support our ongoing international growth.

2017 Compared to 2016. Provision for income taxes was $0.4 million for the year ended January 31, 2017, compared to a benefit from income taxes of $1.0 million for the prior year, a change in expense of $1.4 million. Provision for income taxes was less than 1% of total revenue in both comparative periods. The change was primarily due to an increase in foreign tax expense, resulting from higher year over year earnings in certain foreign jurisdictions as we continue to scale our foreign operations to support our ongoing international growth.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the quarters indicated. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.

Quarterly Consolidated Statements of Operations

	Three Months Ended
(in thousands)	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018
Revenue:
Subscription	$76,711	$83,427	$89,804	$98,621	$106,847	$117,553	$122,905	$137,276	$148,198
Professional services and other	7,021	8,867	7,212	9,796	6,651	7,990	7,684	11,598	7,610

Total revenue	83,732	92,294	97,016	108,417	113,498	125,543	130,589	148,874	155,808
Cost of revenue(1):
Subscription	16,312	16,784	18,889	21,378	19,293	20,040	22,335	22,166	32,438
Professional services and other	7,347	7,200	7,046	7,521	7,831	8,418	8,881	9,309	25,856

Total cost of revenue	23,659	23,984	25,935	28,899	27,124	28,458	31,216	31,475	58,294
Gross profit	60,073	68,310	71,081	79,518	86,374	97,085	99,373	117,399	97,514
Operating expenses:
Sales and marketing(1)	58,671	56,683	62,549	62,884	64,691	68,943	69,666	74,630	191,085
Research and development(1)	21,231	24,934	22,157	21,330	22,708	23,767	22,522	23,431	70,870
General and administrative(1)	15,289	15,589	15,592	17,890	18,239	18,156	19,528	25,603	103,117

Total expenses	95,191	97,206	100,298	102,104	105,638	110,866	111,716	123,664	365,072

Loss from operations	(35,118)	(28,896)	(29,217)	(22,586)	(19,264)	(13,781)	(12,343)	(6,265)	(267,558)

Interest expense	(185)	(158)	(138)	(130)	(151)	(169)	(154)	(150)	(193)
Interest income and other income (expense), net	1,602	24	(501)	247	(110)	2,034	(1,225)	2,436	(2,228)

Loss before provision for (benefit from) income taxes	(33,701)	(29,030)	(29,856)	(22,469)	(19,525)	(11,916)	(13,722)	(3,979)	(269,979)

Provision for (benefit from) income taxes	459	399	143	(645)	(143)	121	783	2,373	708

Net loss	$(34,160)	$(29,429)	$(29,999)	$(21,824)	$(19,382)	$(12,037)	$(14,505)	$(6,352)	$(270,687)

(1)	Stock-based compensation included in above line items:

	Three Months Ended
(in thousands)	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018
Cost of revenue	$537	$554	$536	$584	$473	$485	$481	$448	$26,000
Sales and marketing	2,721	2,613	2,797	3,056	2,705	2,883	1,959	1,839	112,481
Research and development	2,202	4,943	1,503	1,513	1,391	1,288	1,042	1,175	47,268
General and administrative	2,888	3,109	2,766	3,121	3,837	3,856	3,113	2,772	84,045

Stock-based compensation expense	8,348	$11,219	$7,602	$8,274	$8,406	$8,512	$6,595	$6,234	$269,794

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Percentage of Revenue Data

	Three Months Ended
	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018
Revenue:
Subscription	92%	90%	93%	91%	94%	94%	94%	92%	95%
Professional services and other	8	10	7	9	6	6	6	8	5

Total revenue	100	100	100	100	100	100	100	100	100
Cost of revenue:
Subscription	19	18	19	20	17	16	17	15	21
Professional services and other	9	8	8	7	7	7	7	6	16

Total cost of revenue	28	26	27	27	24	23	24	21	37
Gross profit	72	74	73	73	76	77	76	79	63
Operating expenses:
Sales and marketing	70	61	64	58	57	55	53	50	123
Research and development	25	27	23	20	20	19	17	16	45
General and administrative	19	17	16	16	16	14	15	17	67

Total expenses	114	105	103	94	93	88	85	83	235
Loss from operations	(42)	(31)	(30)	(21)	(17)	(11)	(9)	(4)	(172)
Interest expense	—	—	—	—	—	—	—	—	—
Interest income and other income (expense), net	2	—	(1)	—	—	2	(2)	1	(1)

Loss before provision for (benefit from) income taxes	(40)	(31)	(31)	(21)	(17)	(9)	(11)	(3)	(173)

Provision for (benefit from) income taxes	1	1	—	(1)	—	1	—	1	1

Net loss	(41)%	(32)%	(31)%	(20)%	(17)%	(10)%	(11)%	(4)%	(174)%

Quarterly Trends

Revenue

Our subscription revenue, which was at least 90% of total revenue in each of the quarters, generally increased sequentially for the periods presented primarily due to higher sales of subscription and related services to both our existing and new customers. Professional services and other revenue fluctuates each quarter, primarily due to the timing of revenue recognition for sales of our on-premises solutions, which is recognized at the time of shipment, and therefore tends to be less consistent from period to period.

Cost of Revenue

Total cost of revenue has generally increased sequentially for the periods presented. As a result of our growth, we experienced an increase in subscription cost of revenue in the fourth quarter of fiscal 2017 due to non-recurring expenses as a result of acceleration of the useful life of a capitalized software project and payment of delayed consideration as part of a severance arrangement with a terminated employee.

Gross Margin

Gross margin was 72%-74% during the four quarters ended January 31, 2017 and 76%-79% for the four quarters ended January 31, 2018. The increase in gross margin during 2018 was due in part to the increase in revenue and in part to the increased efficiency of our technology and infrastructure. Gross margin decreased to 63% in the quarter ended April 30, 2018, primarily due to an increase in stock-based compensation expense primarily driven due to the recognition of expense related to RSUs with a performance condition satisfied upon the effectiveness of the registration statement for our IPO.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Expenses

Total operating expenses increased sequentially for all periods presented primarily due to increases in employee headcount, the expansion of our business and an increase in stock-based compensation related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement.

Liquidity and Capital Resources

As of April 30, 2018, our principal sources of liquidity were cash and cash equivalents totaling $269.4 million, which were primarily bank deposits and money market funds. In May 2018, subsequent to quarter end, we received net proceeds of $524.5 million upon the completion of our IPO after deducting underwriting discounts and commissions and other offering expenses.

Since our inception, we have financed our operations primarily through public and private sales of equity securities, including in our IPO, as well as payments received from our customers. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months. While we generated positive cash flows from operations of $15.0 million in the three months ended April 30, 2018, we have generated losses from operations in the past as reflected in our accumulated deficit of $773.0 million as of April 30, 2018. We expect to continue to incur operating losses for the foreseeable future due to the investments we intend to make and as a result we may require additional capital resources to execute strategic initiatives to grow our business.

We typically invoice our customers annually in advance. Therefore, a substantial source of our cash is from such invoices, which are included on our consolidated balance sheets as accounts receivable prior to collection and contract liabilities. Our accounts receivable decreased by $19.6 million during the quarter ended April 30, 2018, which resulted in an $8.0 million increase in cash provided by operating activities. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. Contract liabilities consists of the unearned portion of billed fees for our subscriptions, which is subsequently recognized as revenue in accordance with our revenue recognition policy. As of April 30, 2018, we had contract liabilities of $290.5 million as compared to $277.9 million as of January 31, 2018. The increase in contract liabilities resulted in an increase in net cash provided by operating activities of $12.6 million. Therefore, our growth in billings to existing and new customers has a material net beneficial impact on our cash flows from operating activities, after consideration of the impact in our accounts receivable.

Our future capital requirements will depend on many factors including our growth rate, customer retention and expansion, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities and the continuing market acceptance of our platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

We anticipate that we will spend substantial funds to satisfy tax withholding and remittance obligations when we settle our RSUs granted prior to the effective date of our IPO, as well as those we granted after such date. On the settlement dates for these RSUs, we plan to withhold shares and remit income taxes on behalf of the holders at the applicable minimum statutory rates, which we refer to as a net settlement. We currently expect that the average of these withholding tax rates will be approximately 40%, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on 12,142,732 RSUs outstanding as of July 31, 2018, for which the service condition is expected to be satisfied on November 14, 2018 (the day before the accelerated initial settlement date following our IPO), and assuming the price of our common stock at the time of settlement is equal to $53.90, the closing price of our common stock on July 31, 2018, we estimate

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

that this tax obligation on the initial settlement date would be approximately $253.5 million in the aggregate. The amount of this obligation could be higher or lower, depending on (1) the price of shares of our common stock on the settlement date, and (2) the actual number of RSUs outstanding for which the service condition has been satisfied. Assuming an approximate 40% tax withholding rate, we expect to deliver an aggregate of approximately 7.6 million shares of our common stock to RSU holders after withholding an aggregate of approximately 4.5 million shares of our common stock, based on 12,142,732 RSUs outstanding as of July 31, 2018 for which the service condition is expected to be satisfied on November 14, 2018. In connection with these net settlements, we would withhold and remit the tax liabilities of approximately $245.0 million on behalf of the RSU holders to the relevant tax authorities in cash.

To fund these withholding and remittance obligations, we expect to use a substantial portion of our existing cash. If we elect not to fully fund tax withholding and remittance obligations through cash or if we are unable to do so, we may choose to sell equity or debt securities or borrow funds under a new credit facility, or rely on a combination of these alternatives. For additional information, see “Risk Factors—We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs. The manner in which we fund these expenditures may have an adverse effect on our financial condition.”

Credit Facility

In May 2015, we signed a Senior Secured Credit Agreement with Silicon Valley Bank, or credit agreement, and a syndicate of other banks. The credit agreement extended a revolving loan facility of up to $80.0 million with a letter of credit sub-facility up to $15.0 million (as a sublimit of the revolving loan facility) and a swingline sub-facility up to $5.0 million (as a sublimit of the revolving loan facility). Our obligations under that agreement are secured by substantially all our assets. The facility required us to comply with certain financial and non-financial covenants.

The credit agreement contained certain affirmative and negative covenants, including a minimum liquidity covenant, a consolidated adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), covenant, limits on our ability to incur additional indebtedness, dispose of assets, make restricted payments, including dividends, investments and distributions and certain other specifically-defined restrictions on our activities. We were in compliance with all credit agreement covenants as of April 30, 2018.

Borrowings under the facility bore interest at a base rate, as defined in the credit agreement, plus a margin of 2.5% to 4.0%. The facility was subject to customary fees for loan facilities of this type, including ongoing commitment fees at a rate between 0.3% and 0.3375% per annum on the daily undrawn balance. Interest rate margins and commitment fees are based on our liquidity.

As of April 30, 2018, there were no outstanding borrowings under the facility. The facility expired under its terms in May 2018, after quarter end.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,			Three Months Ended April 30,
(in thousands)	2016	2017	2018	2017	2018
				(unaudited)
Net cash provided by (used in):
Operating activities	$(67,995)	$(4,790)	$54,979	$(697)	$14,992
Investing activities	(80,165)	(40,880)	(18,761)	(6,770)	(6,184)
Financing activities	274,856	8,037	25,728	5,830	5,621
Effect of foreign exchange on cash and cash equivalents	(1,483)	(334)	4,246	484	(2,069)

Net change in cash, cash equivalents and restricted cash	$125,213	$(37,967)	$66,192	$(1,153)	$12,360

Cash Flows from Operating Activities

Three Months Ended April 30, 2018 Compared to Three Months Ended April 30, 2018. We had positive cash flows from operating activities of $15.0 million for the three months ended April 30, 2018 as compared to negative cash flows of $0.7 million for the three months ended April 30, 2017, an increase of $15.7 million. This change was primarily due to increase of $267.6 million in non-cash expenses, partially offset by a $251.3 million increase in net loss. The increase in non-cash expenses was due to an increase of $261.4 million in stock-based compensation expense, primarily related to the recognition of expense related to RSUs with a performance condition satisfied on the effectiveness of our IPO Registration Statement; an increase of $3.0 million in other adjustments, primarily related to foreign currency losses during the three months ended April 30, 2018; and an increase of $2.2 million in amortization of deferred contract acquisition costs. Net cash used in operating assets and liabilities increased by $0.6 million, primarily due to an increase of $7.6 million in net cash provided from changes in contract liabilities and accounts receivable as our business continued to grow; partially offset by an increase of $7.8 million in net cash used in payments of accrued compensation driven by higher incentive compensation payments in the three months ended April 30, 2018 due to higher attainment and increase in headcount.

2018 Compared to 2017. We had positive cash flows from operating activities of $55.0 million for the year ended January 31, 2018 as compared to negative cash flows of $4.8 million for the year ended January 31, 2017, an increase of $59.8 million. This change was primarily driven by a $63.1 million decrease in net loss, partially offset by a $6.1 million decrease in cash from changes in operating assets and liabilities. There were several significant positive and negative movements from changes in operating assets and liabilities over the period. Net cash from the change in deferred rent decreased by $15.1 million. We did not have any significant new leases in the year ended January 31, 2018, while the year ended January 31, 2017 reflects the buildup in the deferred rent balance related to several new Seattle leases we entered into at the end of fiscal 2016. Net cash from the change in deferred contract acquisition costs decreased by $14.6 million in line with growth in sales. Net cash from changes in contract liabilities and accounts receivable increased by $16.7 million as our business continued to grow. Net cash from changes in other liabilities increased by $7.4 million primarily due to delayed consideration related to our acquisition of Algorithmic Research Ltd. and foreign income tax provision.

2017 Compared to 2016. Cash used in operating activities decreased by $63.2 million for the year ended January 31, 2017 as compared to the prior year. This decrease was primarily driven by a $7.1 million decrease in net loss, a $16.2 million increase in net noncash income and expense, and a $39.8 million increase in cash from changes in operating assets and liabilities. The increase in net non-cash income and expense was primarily driven by higher depreciation, amortization, and stock-based compensation expenses, partially offset by changes in foreign currency gains and losses. The increase in cash from changes in operating assets and liabilities was

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Pursuant to 17 C.F.R. Section 200.83

primarily driven by $37.6 million increase in cash generated from the change in contract liabilities and accounts receivable as our business continued to grow. Net cash used from the change in prepaid expenses and other current assets decreased by $13.4 million, due to changes in tenant allowances and prepaid software and maintenance costs. Net cash generated from the change in deferred rent increased by $7.8 million in connection with the additional lease agreements we entered into in Seattle at the end of fiscal 2016 to support the growth of our business.

Cash Flows from Investing Activities

Three Months Ended April 30, 2018 Compared to Three Months Ended April 30, 2018. Cash used in investing activities decreased by $0.6 million for the three months ended April 30, 2018 as compared to the same prior year period. Our cash outflows during the two periods consist of purchases of property and equipment.

2018 Compared to 2017. Cash used in investing activities decreased by $22.1 million for the year ended January 31, 2018 as compared to the prior year. Our cash outflows were primarily driven by purchases of property and equipment, which decreased by $24.4 million as compared to the prior year. During the year ended January 31, 2017, we made significant investments in leasehold improvements and furniture for our new Seattle leases with no similar spend during the year ended January 31, 2018.

2017 Compared to 2016. Cash used in investing activities decreased by $39.3 million for the year ended January 31, 2017 as compared to the prior year. During the year ended January 31, 2016, we had net cash outflows of $51.9 million related to our acquisitions of Algorithmic Research Ltd and OpenTrust. During the year ended January 31, 2017, our cash outflows were primarily driven by purchases of property and equipment, which increased by $15.0 million as compared to the prior year. We continued to increase investment in property and equipment to support the growth of our business.

Cash Flows from Financing Activities

Three Months Ended April 30, 2018 Compared to Three Months Ended April 30, 2018. Cash provided by financing activities decreased by $0.2 million for the three months ended April 30, 2018 as compared to the same prior year period. We incurred cash outflows of $2.2 million for deferred offering costs related to our IPO. These outflows were partially offset by a $2.0 million increase in proceeds from exercises of stock options as more of our employees exercised their stock options.

2018 Compared to 2017. Cash provided by financing activities increased by $17.7 million for the year ended January 31, 2018 as compared to the prior year. Proceeds from exercises of stock options contributed an additional $18.3 million compared to the prior year as more of our employees exercised their stock options.

2017 Compared to 2016. Cash provided by financing activities decreased by $266.8 million for the year ended January 31, 2017 as compared to the prior year. During the year ended January 31, 2016, we received $302.8 million of cash from the issuance of Series F preferred stock and $4.9 million of cash from exercises of stock options and used $32.3 million to repurchase common stock through a tender offer. During the year ended January 31, 2017, our cash inflows were primarily driven by $8.1 million of proceeds from exercise of stock options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of January 31, 2018:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease commitments	$120.7	$17.9	$33.8	$30.2	$38.8
Enterprise partnership agreement	7.0	2.8	4.2	—	—

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. For additional discussion on our operating leases and enterprise purchase agreement, see Note 12 to our consolidated financial statements included elsewhere in this prospectus.

As of April 30, 2018, we had unused letters of credit outstanding associated with our various operating leases totaling $9.9 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Interest Rate Risk

As of April 30, 2018, we had cash and cash equivalents of $269.4 million, which consisted primarily of bank deposits and money market funds. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would have not had a material impact on our financial statements included in this prospectus. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of each of our subsidiaries is either its local currency or the U.S. dollar, depending on the circumstances. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Operations accounts are translated using the average exchange rate for the relevant period. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). Gains or losses due to transactions in foreign currencies are included in “Interest income and other income (expense), net” in our consolidated statements of operations and comprehensive loss. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Significant estimates embedded in the consolidated financial statements for the period presented include revenue recognition, deferred contract acquisition costs, stock-based compensation, business combinations and valuation of goodwill and other acquired intangible assets and income taxes.

Revenue Recognition

We recognize revenue from contracts with customers using the five-step method described in Note 2 in our consolidated financial statements. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

Our performance obligations consist of (i) subscription services, (ii) professional and other services, (iii) on-premises solutions and (iv) maintenance and support for our on-premises solutions. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on their relative standalone selling price. We determine standalone selling price, or SSP, for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP is consistent with our overall pricing objectives, taking into consideration the type of subscription services and professional and other services. SSP also reflects the amount we would charge for that performance obligation if it were sold separately in a standalone sale, and the price we would sell to similar customers in similar circumstances.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our customers. For some of our services such as delivery of on-premises solutions, we satisfy our performance obligations at a point in time. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition; the related contract balances; and our remaining performance obligations. These evaluations require significant judgment that could affect the timing and amount of revenue recognized.

Deferred Contract Acquisition Costs

To determine the period of benefit of our deferred contract acquisition costs, we evaluate the type of costs incurred, the nature of the related benefit, and the specific facts and circumstances of our arrangements. We determine the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration our initial estimated customer life and the technological life of our platform and related significant features. We determine the period of benefit for commissions on renewal subscription contracts by considering the average contractual term for renewal contracts. We evaluate these assumptions on a quarterly basis and periodically review whether events or changes in circumstances have occurred that could impact the period of benefit.

Stock-Based Compensation

We account for stock-based compensation awards, including stock options and RSUs, based on their estimated grant date fair value. We estimate the fair value of our stock options using the Black-Scholes option pricing model. We estimate fair value of our RSUs based on the fair value of the underlying common stock.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We recognize fair value of stock options, which vest based on continued service, on a straight-line basis over the requisite service period, which is generally four years. We recognize the fair value of our RSUs, which also contain performance conditions, based upon the probability of the performance conditions being met, using the graded vesting method. We estimate forfeitures based upon our historical experience. We recognize expense net of estimated forfeitures. We revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. The assumptions and estimates are as follows:

•	Fair value of common stock—see “Common Stock Valuations” discussion below.

•

Expected term—We determine the expected term of awards which contain service-only vesting conditions using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

•	Volatility—We determine the expected volatility based on historical average volatilities of similar publicly traded companies corresponding to the expected term of the awards.

•	Risk free interest rates—The risk-free interest rate is based on the U.S. Treasury yield curve in effect during the period the options were granted corresponding to the expected term of the awards.

•	Dividend yield—We have not and do not expect to pay cash dividends on our common stock.

The following weighted-average assumptions were used for the periods presented:

	Year Ended January 31,
	2016	2017	2018
Risk-free interest rate	1.29% - 1.94%	1.25% - 2.19%	1.86% - 2.17%
Expected dividend yield	—	—	—
Expected life of option (in years)	4.58 - 6.06	6.05	6.05
Expected volatility	46.79% - 48.11%	45.77% - 48.58%	44.99% - 45.53%

For awards granted that contain market and performance conditions, we use a lattice model simulation analysis which captures the impact of the vesting conditions to value the performance stock units.

Restricted Stock Units

Substantially all of the RSUs that we have issued through January 31, 2018 vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based condition is typically satisfied over a four-year service period. The performance-based condition related to these awards was satisfied on the effectiveness of the registration statement for our IPO, which occurred on April 26, 2018. Upon the effectiveness of our IPO Registration Statement, we recognized $262.8 million in stock-based compensation expense related to RSUs, for which the service-based condition was satisfied as of such date. All RSUs granted after January 31, 2018 vest on the satisfaction of the service-based condition only.

In the three months ended April 30, 2018, we recognized total stock-based compensation related to our RSUs of $264.7 million. As of April 30, 2018, we have approximately $125.4 million of unrecognized stock-based compensation expense related to our RSUs to be recognized over the remaining weighted-average period of approximately 1.5 years.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets

We estimate the fair value of assets acquired and liabilities assumed in a business combination. At the acquisition date, we measure goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the tangible and intangible assets acquired and the liabilities assumed.

Business combination accounting requires us to make assumptions and apply judgment. Key assumptions include, but are not limited to, estimating future cash flows, selecting discount rates and selecting valuation methodologies. These estimates and assumptions are highly subjective. Our ability to realize the future cash flows used in our fair value calculations may be affected by changes in our financial condition, our financial performance or business strategies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. During the measurement period of up to one year from the acquisition date, based on new information obtained that relates to facts and circumstances that existed as of the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. We record adjustments identified, if any, subsequent to the end of the measurement period in our consolidated statements of operations.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. These foreign jurisdictions have different statutory tax rates than the United States. We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items, as a result, we may record unrecognized tax benefits in the future. At that time, we would make adjustments to these potential future reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters would be different to the amounts we may potentially record in the future, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes would include the effects of any future accruals that we believe are appropriate to record, as well as the related net interest and penalties.

We intend to permanently reinvest any future earnings from our foreign operations outside of the U.S. unless such earnings are subject to U.S. federal income taxes. As of January 31, 2017 and 2018, our foreign operations do not have material accumulated earnings, and accordingly, we currently estimate any hypothetical foreign withholding tax expense to be immaterial to our financial statements.

TCJA significantly changes how the U.S. taxes corporations. The TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

applied or otherwise administered that is different from our interpretation. As we complete our analysis of the TCJA, collect and prepare necessary data, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may materially impact our provision for income taxes in the period in which the adjustments are made.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We elected to early adopt Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective February 1, 2017, using the full retrospective method.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

DocuSign accelerates the process of doing business for companies, and simplifies life for their customers and employees. We accomplish this by transforming the foundational element of business: the agreement.

As the core part of our broader platform for automating the agreement process, we offer the world’s #1 e-signature solution. According to an October 2016 Forrester Research report, DocuSign is the “strongest brand and market share leader: the company name is becoming a verb.”

Our value is simple to understand: the traditional, paper-based agreement process is manual, slow, expensive, and error-prone. We eliminate the paper and automate the process. Doing so allows companies to measure turnaround time in minutes rather than days, substantially reduce costs, and largely eliminate errors.

Our cloud-based platform today enables over 425,000 companies and hundreds of millions of users to make nearly every agreement, approval process, or transaction digital—from practically any device, virtually anywhere in the world, securely. Currently, 7 of the top 10 global technology companies, 18 of the top 20 global pharmaceutical companies, and 10 of the top 15 global financial services companies are DocuSign customers. Since our founding in 2003, our customers have completed over 700 million Successful Transactions on our platform. For additional information, see “Management’s Discussion and Analysis of Financial Results of Operations—Overview.”

We attribute much of our success to our market-leading investment in technology and infrastructure—more than $300 million in research and development since inception. The result is a platform that can handle the most demanding customer requirements. We deliver over 99.99% availability, provide highly advanced security, and offer hundreds of prebuilt partner connectors, along with an extensive API for embedding and connecting DocuSign with other systems—all behind a simple and friendly user interface.

Our customers range from the largest global enterprises to sole proprietorships, across industries around the world. Within a given company, our technology can be used broadly across business functions: contracts for sales, employment offers for human resources, non-disclosure agreements for legal, among many others. For example, one of our customers has implemented more than 300 such use cases across its enterprise. This broad potential applicability drives our TAM to be approximately $25 billion in 2017 according to our estimates.

To address our opportunity, our sales and marketing strategy focuses on enterprise businesses, commercial businesses, and VSBs. We rely on our direct sales force and partnerships to sell to enterprises and commercial businesses, and our web-based self-service channel to sell to VSBs, which is the most cost effective way to reach our smallest customers. We offer subscriptions to our platform via product editions with varying functionality that is tuned to different customers’ needs—as well as features specific to particular geographies or industries. We also focus on customer adoption, success, and expansion—this helps us to deliver continued value, and creates opportunities for increased usage.

In addition, our marketing and sales efforts often benefit from the fact that many of our prospects already know us from being signers—for example, if they have “DocuSigned” a job offer or completed the purchase of a home via our platform. These experiences tend to have a meaningful impact on people’s lives, which is reflected by our strong Net Promoter Score of 63 as of October 2017. As a result, when we sell into these people’s companies, we often find that awareness and favorability toward DocuSign is already present among buyers and influencers.

We have experienced rapid growth in recent periods. For the years ended January 31, 2016, 2017 and 2018, our revenue was $250.5 million, $381.5 million and $518.5 million, respectively, representing year-over-year

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

growth of 52% and 36%, respectively. Our revenue grew from $113.5 million in the three months ended April 30, 2017 to $155.8 million in the three months ended April 30, 2018. For the years ended January 31, 2016, 2017 and 2018, our net loss was $122.6 million, $115.4 million and $52.3 million, respectively, and we generated a net loss of $19.4 million and $270.7 million in the three months ended April 30, 2017 and 2018, respectively.

Industry Background

Organizations are facing pressure to transform the process of doing business

The internet and other digital technologies are enabling business to be done faster, easier, and at lower cost than ever before. And today, people expect business processes to be as efficient and frictionless as their experience of things like one-click ordering, instant media streaming, and on-demand services from a few taps of a smartphone.

Businesses that fail to adapt to this new paradigm stand to lose customers to more agile competitors. As a result, many have undertaken major digital transformation projects across the front and back office. While these projects have yielded positive results—improved efficiency, faster time to market, and an enhanced customer experience—they have been unable to completely address one of the most fundamental elements of doing business: the agreement.

Agreements are foundational to business, but have not yet been transformed

Every day, companies enter into millions of agreements with their customers, employees, and other parties with which they do business—whether that be sales contracts, employment offers, work orders, non-disclosure agreements, or the hundreds of other examples across every department within a company. These agreements are fundamental to doing business.

Yet every day, the process is still fraught with friction and frustration. It could be the upfront paperwork and coordination involved—all the printing, faxing, scanning, emailing, mailing, couriering, and other manual activities. It could be the process of signing and executing agreements—which can be error-prone and susceptible to fraud. Or it could be the need to manage those agreements once complete—a fragmented and cumbersome process at best.

Against this backdrop, the traditional agreement process seems outdated, costly, and unnecessarily difficult—and therefore ripe for transformation.

The signature has been a critical bottleneck in the agreement process

The ubiquity of personal computing applications has meant the creation of agreement documentation—and, to a limited extent, its sharing—was digitized long ago. For most organizations though, getting those agreements signed has continued to require a physical signature, subjecting people to manual, paper-based processes that can introduce inefficiencies, errors, complications, and significant costs.

The requirement for a physical signature can mean the turnaround time to fully execute an agreement is measured in days or weeks—often because of the need to coordinate and obtain signatures across multiple parties, often in multiple locations. This can delay a company’s ability to earn revenue, or even worse, lose deals to more focused or faster competitors.

In addition to being slow, paper-based signatures create other challenges highlighted in a commissioned study conducted by Forrester Research in December 2014, as described in the independent publication Forrester Research, Digital Transforms The Game Of Business Digital Transaction Management Emerging As Key

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Solution (March 2015) described in the section titled “Industry and Market Data.” The firm reported that, of those IT and line of business decision makers surveyed, all experienced a combination of challenges: difficulty maintaining visibility into the location and status of paper-based documents, lack of security over printed documents, difficulty administering and controlling documents over time, difficulty collecting and managing documents from multiple sources, cumbersome paper-oriented tasks such as scanning and document management, and human error.

In a world where people have come to expect seamless, on-demand experiences, the antiquated requirement for a physical signature and the accompanying complications can result in poor customer experiences and lower satisfaction.

Yet, despite all these shortcomings, paper-based processes have persisted—primarily because the act of signing is itself so uniquely sensitive. The signature is the moment of legal commitment—one that can have disproportionately severe consequences if something goes wrong. And because of these high stakes, many companies have been wary of change.

The hurdle for a technology solution to modernize the agreement process is high

We believe that any technology solution proposing to modernize the agreement process should address far more than the digital representation of the signature itself. It should also meet the complex and challenging requirements that businesses demand when transacting in real time on a global scale. We believe the most important include:

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Security. In order to protect the integrity of documents and to prevent tampering, the technology needs to offer compliance with worldwide security standards, document encryption, and robust options to authenticate the parties in the signing process. Such an approach would address the many shortfalls of the paper-based agreements process, which is inherently susceptible to tampering and fraud.

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Availability. When a business trusts technology with the signature—the moment of legal commitment in the agreement process—that technology needs to be always available. Any downtime or lack of access can have dramatic implications on a company’s ability to conduct business and its bottom line.

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Global legal compliance and validity. To support business being done electronically across borders, the technology should accommodate signers and senders in a way that complies with regional regulations and industry standards around the world. Different regions have different regulations—such as the ESIGN Act in the United States and eIDAS in the European Union—which outline different signing, verification, and authentication processes. There are also cultural differences to consider. In Japan, for example, businesses and individuals often prefer a customized hanko stamp for executing agreements rather than a written signature. A technology solution needs to address all of these issues, all while withstanding the closest legal scrutiny.

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Interoperability. Because agreements often contain elements that cover multiple departments in a company—such as sales, finance, human resources, and legal—a technology solution should integrate seamlessly with these departments’ systems, such as CRM, ERP, and HCM. That solution should automatically extract data from these systems, input it into agreements, and then return updated data back to, and trigger actions in, those same systems.

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Ease of use. A technology solution for signing should go beyond just being easier to use than paper. For authors of agreements, it should be simple—all the way from document setup, to routing, execution, real-time monitoring, and archiving. For signers of agreements, they need to be able to review, sign and send quickly using any device, from anywhere in the world. For developers, the technology must be easy to integrate into existing systems and processes, without exposing the complexity that underpins the process of digitally executing an agreement.

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The rise of e-signature and its early adoption

For almost 20 years, technologies have been developed that start to address these issues. Foremost among them, electronic signature, or e-signature, enables agreements to be electronically routed, signed in a legally valid way, and digitally managed. This can result in faster execution of those agreements, lower costs for materials and labor, fewer errors, greater security, and a better experience for all parties involved.

Despite the technology’s immense promise, companies were initially reluctant to entrust one of their most fundamental business processes to any of the dozens of startups that emerged as potential players. However, over time, a substantial base of early-adopters concentrated around the few vendors that made significant investments in the technology, infrastructure, and compliance expertise necessary to create a critical mass of market confidence. Based largely on these vendors’ track records with customers, Gartner recently concluded that “having reached mainstream adoption, the real-world benefits of e-signature are predictable, broadly acknowledged and have been realized by thousands of organizations across millions of users.” The use cases for e-signature are extensive. Initial adoption began across front office, or customer-facing, functions. Financial services organizations use e-signatures for credit card applications, account opening, and loan origination. The real estate industry has taken steps towards making the home-buying process digital, all the way from lead to close; governments can handle regulatory filings; and healthcare and life sciences companies can streamline everything from new patient forms all the way to the clinical trial process, even in a highly regulated environment.

There are also countless use cases across a company’s back office, or internal, functions—including human resources, legal, supply chain management, and finance, among many others. For example, companies use e-signature to manage internal compliance, approve purchase orders, accelerate invoice processing, and complete new hire paperwork. By removing the friction inherent in the processes that involve people, documents, and data, businesses can operate faster, easier, and with significantly reduced costs.

Today, while the usage of e-signature is increasing, we believe the technology is still early in its adoption cycle—both as a standalone offering and as the central pillar of a broader solution to streamline, accelerate, and manage the entire agreement process. The more central e-signature becomes, the more opportunity there is for it to be adopted by additional companies and for it to be used across more front and back office functions.

The DocuSign Platform

Since inception in 2003, DocuSign pioneered the development of e-signature and has led the market in managing digital transactions that were formerly paper-based. Today, we offer the world’s #1 e-signature solution as the core part of our broader platform for automating the agreement process.

Our cloud-based platform is designed to allow companies of all sizes and across all industries to quickly and easily make nearly every agreement, approval process, or transaction digital—from practically any device, from almost anywhere in the world, securely. As a result, today a total of over 425,000 customers and hundreds of millions of users worldwide utilize DocuSign to create, upload, and send documents for multiple parties to sign electronically. Our platform allows users to complete approvals, agreements, and transactions faster by building end-to-end processes. Our platform enables electronic signing, payment, and provisioning requests to be embedded in our customers’ existing processes. DocuSign integrates with popular business apps and our functionality can also be embedded using our API. Finally, our platform allows our customers to automate and streamline their business-critical workflows to save time and money, while staying secure and legally compliant.

We help our customers address the challenge of modernizing the agreement process in the following ways:

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Stringent security standards. We seek to meet the industry’s most rigorous security certification standards and use the strongest data encryption technologies that are commercially available. We believe our systems and processes also exceed industry practices for data protection, transmission and

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secure storage—including being certified for the global security gold standard, ISO 27001, among many other privacy and security certifications.

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Always on. Our architecture is powered by near real-time data synchronization across a ring of three geo-dispersed data centers in the United States, and a similar ring of data centers in Europe. This infrastructure has enabled us to deliver over 99.99% availability to our customers and users worldwide over the past 24 months.

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Globally adopted and auditable. Our domain expertise in e-signature and the management of digital transactions has enabled us to create a truly global platform. This is key, given that different regions have different laws, standards and cultural norms. We enable multiple parties in different jurisdictions to complete agreements and other documents in a legally valid manner. In Europe, we have Standards-Based Signature, or SBS, technology that is tailored for eIDAS. To follow longstanding tradition in Japan, we enable signers to upload and apply their personal eHanko to represent their signatures on an agreement. In addition, once any agreement is electronically signed, our cryptographic technology secures documents and signatures with tamper-evident seals. We also offer a court-admissible Certificate of Completion for transactions—including party names, email addresses, public IP addresses, and a time-stamped record of individuals’ interactions with the document.

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Embedded in widely used business applications. We offer more than 300 prebuilt integrations with applications such as those offered by Google, Microsoft, NetSuite, Oracle, Salesforce, SAP, SAP SuccessFactors, and Workday. Additionally, using our API, companies can integrate DocuSign into their own custom apps. These integrations allow customers to sign, send, and manage agreements from the systems in which they already conduct business. For example, because of an integration that embeds DocuSign functionality into the Salesforce user experience, a sales representative can create and execute an agreement via DocuSign without ever leaving the Salesforce application. Behind the scenes, account data from Salesforce can automatically pre-fill the agreement. After signature, DocuSign can pass any other data collected or generated in the agreement process back to Salesforce.

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Simple to use. For the past 15 years, we have sought to simplify and accelerate the process of doing business for all users of our platform. For authors of agreements, our user interface is simple and intuitive, streamlining and expediting even the most complex agreement processes between multiple parties. For signers of agreements, we offer a standalone web application as well as the most downloaded mobile app in its category in the U.S. for iOS and Android to allow people to review, sign, send, and manage agreements from nearly anywhere in the world, securely. For developers, our robust API enables DocuSign to be quickly embedded into a company’s own apps, systems and processes, allowing them to shape a unique DocuSign experience to meet their business needs. This has led to nearly 60% of the transactions on our platform being driven through our API today.

We believe these key elements provide the following primary benefits:

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Accelerated transactions and business processes. By replacing manual, paper-driven processes with automated, digital workflows, DocuSign can substantially reduce the time and labor necessary to complete agreements. In 2017, 83% of all Successful Transactions on our platform were completed in less than 24 hours and 50% within 15 minutes—compared to the days or weeks common to traditional methods. This can deliver significant time and productivity savings to companies and their customers alike. For example, by adopting DocuSign, a large U.S. wireless carrier has eliminated hundreds of millions of pieces of paper from its internal process. It has also dramatically simplified the experience for prospective customers when they sign up for an account in store. By digitizing the entire process, streamlining the steps and ensuring all signing can be done electronically, the time it takes that prospective customer to sign up has dropped from an hour to just 10 minutes. That five-fold increase in productivity has allowed the carrier to capture more sales, increase customer satisfaction, and reduce employee costs.

•	Improved customer and employee experience. Companies that use DocuSign internally and externally can deliver a simpler, faster, and better experience for their own customers and employees. The

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challenge of faxing, scanning, emailing, mailing, couriering, or other manual activities associated with the agreement process is eliminated—giving back time, one of the things people value most in the accelerated world in which we live. DocuSign user experiences are as wide-ranging as people selling their house while on a ski lift to approving urgent business deals at 30,000 feet on a plane. We believe DocuSign drives the kind of experience and satisfaction that leads people to say they cannot imagine doing business any other way.

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Reduced cost of doing business. According to a 2015 third-party study of certain of our enterprise customers we commissioned from IntelliCap enterprise customers realized an average of $36 of incremental value (with a typical range from $5 to $100 per document depending on use case) per transaction when they deployed DocuSign versus their existing paper-based processes. IntelliCap performed the study by engaging with customers to develop “a deep understanding of DocuSign’s value drivers based upon hundreds of use cases and thousands of data points.” The value generated was attributed to hard dollar savings—such as the reduced consumption of paper, printer and copier consumables, envelopes, postage, and the benefit of paper-free storage and management of documents—and the benefits from improved efficiencies and greater productivity across uses cases. As companies, particularly larger enterprises, eliminate the friction inherent in processes that involve people, documents, and data, we believe they can see improved sales productivity, increased conversion rates, and higher customer retention.

Our Competitive Strengths

We believe we have significant points of differentiation that will enable us to continue our market leadership in e-signature and the broader automation of the agreement process:

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World’s #1 e-signature solution. Since inception, we have invested more than $300 million in research and development to build the global platform of choice for e-signature and agreement automation. We integrate and interoperate with hundreds of the most popular business applications, making the deployment of DocuSign into a company’s existing systems seamless and simple. We have designed our platform to scale globally, allowing companies to sign and accept signatures nearly anywhere in the world. We believe we excel in simplifying complex transactions, especially where there are multiple parties involved. And we are a true platform which customers and partners have built on extensively, with nearly 60% of transactions processed via our API today.

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Brand recognition and reputation. Since our founding in 2003, DocuSign has enabled over 700 million Successful Transactions from hundreds of millions of users worldwide. As Forrester Research concluded in its recent assessment of the e-signature marketplace, DocuSign is the “strongest brand and market share leader: the company name is becoming a verb.” We have a Net Promoter Score of 63 as of October 2017. We believe that our association with positive events in people’s lives, such as accepting a job offer or buying their first house, can create a marketing halo effect that helps influence the adoption of our solution at their companies.

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Breadth, depth, and quality of customers. With over 425,000 customers today, our platform accommodates enterprises, commercial businesses, and VSBs. Some of the world’s largest and most successful companies are DocuSign customers—including 7 of the top 10 global technology companies, 18 of the top 20 top global pharmaceutical companies, 10 of the top 15 global financial services companies, and U.S. federal, state, and local government agencies. And while we consider e-signature to still be a largely underpenetrated market, customers that have chosen e-signature have overwhelmingly chosen DocuSign.

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Vertically applied technology. While our platform is designed to serve any industry, we have expertise and features for specific verticals—including real estate, financial services, insurance, manufacturing, and healthcare and life sciences. In addition, in August 2017, DocuSign attained FedRAMP authorization to deliver services to United States federal government agencies.

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Robust partnership network. We have a multi-faceted partnership strategy that involves partners, systems integrators, ISVs, and distributors and resellers. We have partnerships with some of the world’s foremost technology providers— including Google, Microsoft, Oracle, Salesforce, and SAP. We integrate with many of the industry’s most popular business applications—including those from Google, Microsoft, NetSuite, Oracle, Salesforce, SAP, SAP SuccessFactors, and Workday. We also maintain deep relationships with leading systems integrators including Bluewolf (an IBM company), along with a range of regional systems integrators. In addition, we partner closely with a host of strategic ISVs such as Ellie Mae and Guidewire. Finally, the world’s largest distributors offer DocuSign to their tens of thousands of resellers (or “cloud solution providers”), which in turn gives us even greater global reach.

Our Market Opportunity

We believe that companies of all sizes and across all industries will continue to invest heavily in e-signature technology, as well as systems that help them unify, automate, and accelerate the agreement process. As such, we estimate the TAM for our platform to be approximately $25 billion for the fiscal year ended January 31, 2017.

We calculate our market opportunity by estimating the total number of companies in our immediate core markets globally across enterprises, commercial businesses, and VSBs and apply an ACV to each respective company using internally generated data of actual customer spend based on its size, industry, and location. The aggregate calculated value across all of these markets represents our estimated TAM.

We define potential enterprise customers as companies generally included in the Global 2000. Commercial customers are split into mid-market, which generally includes companies outside of the Global 2000 that have greater than 250 employees, and SMB, which include companies with between 10 and 249 employees. VSBs include companies with less than 10 employees. Data for commercial customers and VSBs is based on various government data sources from each respective region and country, such as the US Census Bureau and Eurostat.

The ACV applied to the estimated number of companies in each market is calculated by leveraging internal company data on current customer spend by size and industry. For our enterprise customers, we have applied the median ACV of our top 100 global customers, which customers we believe have achieved broader implementation of our solution across their organizations. For our commercial customers, we have applied an average ACV based on current commercial customer spend by size and industry. For our VSBs, we have applied an ACV of the annual price for DocuSign’s Personal plan, our most basic plan. Additionally, the ACV applied to non-enterprise businesses in international markets was reduced to account for differences in the pricing of goods and services in various international markets relative to the United States using data provided by the Organization for Economic Cooperation and Development.

Our Growth Strategy

We intend to drive the growth of our business by executing on the following strategies:

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Drive new customer acquisition. Despite our success to date, we believe the market for e-signature remains largely underpenetrated. As a result there is a vast opportunity to take our core capabilities to many more enterprises, commercial businesses, and VSBs around the world. We estimate that our total customer base of over 425,000 customers represents less than 1% of the estimated enterprises, commercial businesses, and VSBs worldwide located in our current core target market.

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Expand use cases within existing customers. A company’s first exposure to DocuSign is often when our solution is used to accelerate the execution of sales agreements. Once a company begins to realize the benefits of our platform, we often have an opportunity to expand into other use cases—going beyond sales into services, human resources, finance, and other functions—thereby increasing the overall number of agreement processes that are automated. For example, one large customer has grown

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from a single initial use case to over 300 today. As the vast majority of our customers have only automated a few use cases thus far, we believe there is strong potential to expand within our existing base. We will pursue this by augmenting our dedicated customer success team to identify and drive adoption of new use cases.

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Accelerate international expansion. For the year ended January 31, 2018, we derived 17% of our revenue from customers outside the United States. We believe there is a substantial opportunity for us to increase our international customer base by leveraging and expanding investments in our technology, direct sales force, and strategic partnerships around the world, as well as helping existing U.S.-based customers manage agreements across their international businesses. We expect our eIDAS-compliant Standards-Based Signature currently offered in the EU and eHanko functionality for Japan to help support our international growth.

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Expand vertical solutions. While our platform is industry agnostic, we will continue to invest in sales, marketing and technical expertise across several industry verticals, each of which have differentiated business requirements. We intend to continue offering solutions for important verticals, such as with digital-closing solutions in real estate, to help digitize the buying and selling process from lead to close. We see opportunities to further tailor our technology offerings to other vertical markets—such as with healthcare and life sciences companies, or by leveraging our FedRAMP authorization to help drive e-signature adoption across U.S. federal government agencies.

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Strengthen and foster our developer community. With 70,000 developer sandboxes created, which enable product development and testing in isolated environments, and nearly 60% of transactions on our platform processed via our API today, we believe we have a strong developer community. Our easy-to-use and robust API allows developers to extend and integrate DocuSign into their own applications. These developers help expand DocuSign’s functionality to other systems, thus driving greater usage of our platform. We intend to continue investing in our API and other forms of support to further drive this virtuous cycle of value creation between developers and DocuSign.

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Extend across the entire agreement process. Although our current solutions already cover many aspects of the agreement process, we intend to expand our platform to support “systems of agreement” for our customers. These systems would further unify and automate the agreement process by maintaining rich connectivity with other enterprise and third-party systems, taking inputs in the pre-agreement process and generating outputs for post-agreement actions. In this context, we believe that documents involved in agreements will themselves become increasingly computable—dynamically filled by external systems, capable of self-executing their own agreement logic, and then activating back to other systems. We believe our platform is well positioned to support this end-to-end agreement computation and automation as our platform already accommodates the core input and output operations. In particular, to support and implement “systems of agreement” for our customers, we expect to make additional investments in extending and enhancing our technology platform, expanding our direct sales force and our dedicated customer success team, and strategic partnerships around the world. In order to achieve expanded functionality in “systems of agreement,” we plan to continue our path of expanding the capabilities of our platform to create more integrations and features that connect to other systems, in addition to our traditional focus of adding features within the DocuSign platform and user experience. Our announced acquisition of SpringCM is part of this plan, whereby SpringCM’s features will extend DocuSign’s capabilities across the entire agreement process, and also provide a workflow environment that enhances how DocuSign can connect to other systems.

Our Products

Our platform enables companies to make nearly every agreement, approval process, or transaction digital. It provides comprehensive functionality across e-signature and addresses the broader agreement process:

•	Preparing an agreement. Our platform enables users to create, upload, and send documents for multiple parties to sign electronically in a legally valid and auditable way.

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•	Circulating an agreement. Our platform allows routing of agreement documents for review, comment, and signature. At any time, the agreement originator can see each participant’s status in the process.

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Signing an agreement. Our platform uses various methods to verify and authenticate the identities of document signers. It also has multiple region-specific methods for enabling signers to execute legally valid e-signatures.

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Activating and managing an agreement post-signature. Our platform enables securely retaining, retrieving and reporting on agreements. In addition, companies can activate their business processes based on completed agreements—for example, to automatically provision an account based on a customer agreement that was just completed, or to execute a payment.

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Integrating agreement processes with other systems. Our platform is designed to allow businesses to integrate DocuSign functionality into their existing systems. In many cases, we will already have a prebuilt integration with a customer’s existing applications. In other cases, our API can be used to create an integration.

We offer the following product editions with varying combinations of functionality:

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Trial: Send documents for signature, basic fields, such as signature, date, name, and text, mobile app, basic workflows, real-time audit trail, integration with Dropbox, Google Drive, and more, and multiple languages.

•	Single-user: All the functionality of Trial, plus reusable templates.

•	Multi-user: All the functionality of Single-user plus reminders, notifications and personalized branding.

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Business Pro: All the functionality of Multi-user plus payment collection, advanced fields, signer attachments, bulk send, PowerForms, collaborative fields, in-person signatures, and advanced authentication.

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Enterprise Pro: All the functionality of Business Pro, plus partner integrations, Single Sign On, enterprise-level support, embedded signing, advanced administration/user management, advanced branding, and customizable usage limits. In addition, companies can build their own processes and workflows using our API and partner connectors.

In addition to these editions, customers can also benefit from additional functionality and standalone products that add increased value, or serve a specific business need. Select examples of these include:

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Standards-Based Signatures: Digital signature solutions—such as those required under the eIDAS regulations in the EU or Title 21 CFR Part 11 in the U.S.—have traditionally sacrificed convenience and capability in favor of compliance, often requiring desktop applications, software downloads, and complex plug-ins to work. To solve this problem and simplify the process, we developed our SBS functionality—a way to identify a signer, issue or manage an authenticated digital certificate, and then complete the transaction in accordance with regional regulations.

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eHanko: DocuSign provides customers with the option to apply a stamp to represent their signature, official approval, or company acknowledgment to documents. Specifically for Japan, the adoption of e-signatures has been influenced by the fact that signers are accustomed to using a hanko stamp to represent their signature on paper documents. We developed eHanko functionality, allowing signers to upload and apply their personal eHanko to represent their signature on an agreement.

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DocuSign Transaction Rooms for Real Estate: DocuSign Transaction Rooms for real estate provides a way for brokers and agents to manage the entire real estate transaction digitally. It enables the creation and editing of documents; custom approval processes and workflows for sharing and signing those documents; integration with zipForm and other providers to simplify the completion of paperless forms; and an API to ensure easy connection with CRM systems, accounting software and other real estate related systems.

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DocuSign Payments: Payments enables our customers to collect signatures and payment in just one step—reducing collection times, increasing collection rates, reducing errors and associated risk, and saving time. In partnership with Stripe, Authorize.Net and Braintree payments, a PayPal product, DocuSign Payments enables companies to accept credit cards, debit cards, ACH payments, Apple Pay and Android Pay.

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eNotary: To simplify the often time-consuming and inconvenient task of having documents notarized during signature, DocuSign offers the ability to execute Electronic Notarial Acts. These Acts emulate the core aspects of a traditional paper/human Notarial Act. We offer our eNotary solution for electronic documents and records in states where eNotary has shown increasing prevalence, including Florida, Idaho, Indiana, Kentucky, New Jersey, New York, North Carolina, Texas and Washington.

We price our subscriptions based on the functionality required by our customers and the quantity of Envelopes provisioned. Similar to how physical agreements were mailed for signature in paper envelopes historically, we refer to an Envelope as a digital container used to send one or more documents for signature or approval to one or more recipients. Our customers have the flexibility to put a large number of documents in an Envelope. For a number of use cases, such as buying a home, multiple Envelopes could be used.

Our Technology, Infrastructure, and Operations

The core functions of our platform are e-signature and transaction processing, digital identity proofing, and legally valid execution of digital agreements. The architecture, design, deployment and management of our platform is therefore centered on innovation in the following areas:

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Global security and privacy management. DocuSign’s foundation is built on industry-standard algorithms and patented cryptographic protocols. Distributed transactions are digitally signed and hash-validated for consistency. Our service protocols and operations meet or exceed some of the most stringent U.S., EU and global security standards. DocuSign is ISO27001 and SSAE 18, SOC 1 Type 2, SOC 2 Type 2, PCI, BCR, and FedRAMP Certified. Control sets are actively being updated to comply with GDPR and the Australian Signals Directorate’s Information Security Registered Assessors program.

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High availability and enterprise-class manageability. Recognizing that our customers often depend on DocuSign for their day-to-day operations, we are committed to providing best-in-class availability. As such, we have delivered over 99.99% availability to our customers and users worldwide over the past 24 months, and we have required no downtime or maintenance windows. Our services are designed as an always-on, geographically redundant and distributed cloud solution that runs in SSAE 18 audited data centers in the United States and European Union. We offer near real-time secure data replication and encrypted archival. Additional best practices and technologies are employed to protect customer data, including secure, private SSL 256 bit viewing sessions, application-level Advanced Encryption Standard 256-bit encryption, anti-tampering controls and digital certificate technology. Digital certificate issuance, document storage and display services can be performed either in the DocuSign cloud service or in a hybrid configuration using a DocuSign Signature Appliance hosted on-site or by partners in our network. DocuSign’s own internal systems and operations include physically and logically separate networks; two-factor encrypted VPN access; professional, commercial-grade firewalls and border routers; and distributed Denial of Service mitigation. A proprietary production telemetry system aids in active monitoring and alerting based on billions of points of operational data each day. In the near future, we intend to leverage the public cloud infrastructure in certain select international locations.

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Extensible identity proofing model. DocuSign provides a range of options for authenticating users and proving their identities. We support single-sign-on and two-factor authentication for access to the platform. And for the agreement process, we enable the rapid validation of first-time signers who are not account holders. As a result, the certificate of completion—which is court-admissible and contains

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identity evidence and forensics—is available for all parties. To be compliant with regulations in different countries, DocuSign offers identity proofing for e-signatures, advanced electronic signatures, and qualified electronic signatures, or QES. For QES, the identity certificate can be issued by DocuSign or a third-party trust service provider. And for customers in highly regulated industries, it can be generated using our proprietary on-premises solution. This solution offers customers the choice to deploy from a hybrid cloud model or behind their firewall, integrated with the most popular ID management systems for strong identity verification.

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Scalable e-signature and transaction processing. At the heart of our solution is an e-signature capture experience that is underpinned by a robust, proprietary digital transaction-processing platform. That platform is designed to convert even the most complicated documents from different formats into one encrypted and consistent form. Signatures can then be captured in our web application, mobile app for iOS, Android and Windows Phone, or via signing experiences embedded in custom applications. In addition to signatures, DocuSign ‘tags’ also permit the capture of user input during the signing and sending process, and integrate deeply with business or third-party partner systems via dynamic data binding. And we do all this at global scale, dynamically routing, rendering, versioning and storing more than 1.5 million documents per day in the year ended January 31, 2018.

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Integration into companies’ systems and processes. Companies can incorporate DocuSign into the fabric of their business systems and processes by using one of more than 300 pre-built connectors, or via a custom integration using our API. For a custom integration, the DocuSign Developer Center offers mobile or web app developers with software development kits and technical documentation for our comprehensive representational state transfer API—helping them to integrate signing or sending experiences into their own applications. They can also use DocuSign Connect—a real-time transactional event delivery service—to initiate specific actions when Envelopes originate, a workflow advances, or signing completes. In addition, solutions are available from other partners that provide vaulting, reporting and data storage extensions, if needed.

Research and Development

Since inception, we have invested more than $300 million to build the leading e-signature solution as the core part of our broader platform for automating the agreement process. Our platform and solution engineering team is responsible for the design, development, testing and certification of our solutions. Research and development expenses were $89.7 million and $92.4 million for the years ended January 31, 2017 and January 31, 2018, respectively, and $22.7 million and $70.9 million for the three months ended April 30, 2017 and 2018, respectively.

Our Customers

Today, we have over 425,000 paying customers globally, serving the needs of largest enterprises and governmental organizations down to sole proprietors and individual end users. Our solutions meet the needs of all manner of industry categories—including real estate, financial services, insurance, health care, life sciences, government, higher education, communications, retail, manufacturing, travel, and nonprofit—as well as the diverse number of customer-facing and back-office use cases within organizations—including sales, marketing, services, procurement, human resources, IT, legal and others. Currently, 7 of the top 10 global technology companies, 18 of the top 20 global pharmaceutical companies, and 10 of the top 15 global financial services companies are DocuSign customers.

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Representative Customers

Financial Services Bank of America Charles Schwab Deutsche Bank Finastra Nasdaq Silicon Valley Bank Visa	Technology Dropbox LinkedIn Salesforce SAP Stripe Workday	Business Services Authorize.net Bluewolf Braintree Randstad TriNet	Healthcare & Life Sciences Allergan AstraZeneca Ideal Image Millennium Health Tidewell Hospice	Telco CenturyLink Comcast Deutsche Telekom Telstra T-Mobile Verizon Vodafone

Real Estate BHHS Fox & Roach Coldwell Banker Elite Ellie Mae JB Goodwin Leading RE National Association of Realtors NextHome	Education Arizona State University Kaplan University Purdue South New Hampshire University	Government City of Palo Alto San Francisco Office of the Treasurer & Tax Collector Mississippi Department of Human Services QTC Management Tri-Counties Regional Ctr	Non-Profits Bay Area Discovery Museum New Story Opportunity Int’l PATH Team Rubicon Techbridge Girls	Other AppDirect FedEx HotelTonight Ingram Micro Unilever Walmart

Customer Case Studies

The following case studies are representative examples of how our customers have benefited from, and expanded their use of, DocuSign. The expanded use by the customers below is evidenced by an increase in ACV for the year ended January 31, 2018 by multiples ranging from 3x to 36x when compared to the initial ACV for such customer, with these increases occurring over a median of 5.6 years.

Salesforce

As the world’s global leader in CRM, Salesforce uses technology to give it a competitive edge wherever possible.

Before working with DocuSign, Salesforce sales reps sent out contracts by email and mail, receiving completed agreements back in an average of two days. Once the contract was finalized, the Sales Operations team had to follow up with the customer to get a Purchase Order, or PO, number for invoicing, and only once that process was complete would the customer be provisioned to use and deploy Salesforce.

To help Salesforce—as well as thousands of other companies that use its platform—solve these challenges, we built the ‘DocuSign for Salesforce’ integration. This enables an agreement to be created and populated with data from any Salesforce record, sent for signature, and executed via DocuSign directly from within Salesforce. The customer can enter additional data when signing (such as that PO number). And given the contract automatically maps back to the Salesforce record, the customer’s time to return on investment, or ROI, is accelerated, as is Salesforce’s speed to revenue. And in Salesforce’s particular case, the account is automatically provisioned for use as well.

In fiscal 2017, over 90% of Salesforce contracts were completed within the same day and 71% within an hour. Salesforce has also expanded the use of DocuSign beyond its 3,000+ sales reps enterprise-wide to include HR, purchasing/procurement and other departments. DocuSign was the #1 most downloaded e-signature solution across the Salesforce AppExchange in each of the last three years.

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T-Mobile

As the self-labelled ‘Uncarrier’, T-Mobile has been redefining the way that consumers and businesses buy wireless services for years. And while experiences with wireless providers are traditionally thought of as complex, T-Mobile’s goal is to provide current and future customers with one that is actually quite simple.

According to CIO Cody Sanford, “customers buy one thing from us: a subscription to the internet. They do talk, they do text, but they [really just] want to experience their life through their mobile device.”

With approximately 73 million customers today, satisfaction levels are vital. And to keep new customers coming through the door at retail, T-Mobile is increasingly leveraging technology for a competitive advantage. That’s where DocuSign comes in.

T-Mobile wanted all its transactions with customers to be simple. Previously, when customers bought or leased phones, they would need to read and sign more than 50 pages of paper-based documentation. As part of its work with T-Mobile over the past several years, DocuSign has enabled the company to dramatically reduce the volume of documentation. It has also simplified the complexity of completing the agreement. Customers now only have two calls to action rather than 12 prior to adoption of DocuSign’s platform. And with the reduction in the time taken to complete a transaction, in-store closure rates have increased at least 20% since adoption of DocuSign’s platform.

Coldwell Banker Elite

Coldwell Banker Elite is ranked as the #1 Coldwell Banker affiliate in Virginia, owing largely to the exceptional service it delivers across its nine office locations and over 200 agents.

Despite this fact, it historically faced a set of challenges familiar to many in the real estate industry—reams of paper documents requiring handwritten signatures, duplicate copies of documents physically stored across multiple locations, and the struggle to solve the spiraling complexity of managing those documents.

Instead of continuing to carry around suitcases full of contracts and forms, the brokerage invested in technology in the form of DocuSign’s e-signature solution, and its Transaction Rooms for Real Estate solution.

With DocuSign, Coldwell Banker Elite saw significant value, quickly – owing to its superior reliability and admin power, rich product integrations and features, and mobility benefits. Within 18 months of making the decision to use DocuSign in 2015, all agents were up and running on DocuSign and managing 100% of their transactions digitally.

Today, time spent chasing paperwork for delivery or error-correction is dramatically reduced—enabling agents to get in front of another buyer or competing agent because they get the offer there and ratified faster. With records stored in the cloud, agents are free to work remotely and independently, thereby increasing productivity. And just with the savings in paper purchasing, copying and storage, Coldwell Banker Elite has significantly reduced its expenses since adoption of DocuSign’s platform in 2015.

Randstad

The world of staffing and recruitment is transforming every year, with technology increasingly playing a role to serve candidates and companies more effectively.

Against this backdrop, the Asia-Pacific arm of global staffing and recruitment firm Randstad recognized an opportunity to innovate and engage with talent in new ways. Traditionally, its candidates had to visit the office in person to review and sign a 60-page candidate pack—an inconvenient and cumbersome process.

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Randstad turned to DocuSign to digitize the process, and ensure candidate registration, induction and referrals are streamlined digitally. The solution was developed and successfully piloted in Australia before being rolled out across New Zealand, Singapore, Hong Kong and Malaysia. It supports electronic signing and automated workflow, and integrates seamlessly into Randstad’s proprietary CRM system.

Today, more than 1,000 consultants are managing candidate registration digitally with around 20% of candidates completing digital documents from a mobile device. In their Australian business alone, since adoption of DocuSign’s platform in 2016, Randstad has saved four weeks per year per consultant, a total cost savings of approximately $1 million dollars each year, while removing approximately 1 million pieces of paper each year from the Australian business.

Comcast

In the world of telecommunications and entertainment services, customer experience is key. And for Comcast, one of the largest providers in the United States, it’s the lifeblood of its business.

The company operates a large direct sales force that works with commercial prospects and customers on a daily basis. To make their mobile technology even more effective at closing deals in minutes rather than days or weeks, Comcast turned to DocuSign. The company has DocuSign’s e-signature solution embedded as part of the sales app on its reps’ mobile devices, so they can capture prospects’ details in the field and have contracts signed in seconds (rather than losing days or weeks while prospects review those contracts).

DocuSign is also integrated into Comcast’s CRM system, so information flows automatically into it (skipping any need to rekey content), and from there into the back office ordering and provisioning system. All of which streamlines Comcast’s operations, enabling it to focus on a heightened customer experience, and better service delivery.

Sales, Marketing and Customer Success

Our sales and marketing teams are focused on driving adoption of the world’s #1 e-signature solution—as the core part of our broader platform for automating the agreement process—to customers and prospects across North America, EMEA, Australia, Southeast Asia, Japan and Latin America. We benefit greatly from our strong brand recognition given our association with the positive signing moment in millions of people’s lives—such as accepting a job or buying a house—which can create a marketing halo effect that helps influence the adoption of our solution at their companies.

Given that our platform is designed to solve the needs of companies of all sizes and across all industries and geographies, we sell to the following customer bases: enterprises, commercial businesses, and VSBs. Our go-to-market strategy leverages our direct sales force and partnerships to sell to enterprises and commercial businesses, and our web-based self-service channel to sell to VSBs, which is the most cost effective way to reach our smallest customers. We also employ tailored go-to-market strategies by industry verticals—including real estate, financial services, insurance, health care and life sciences, government, higher education, communications, retail, manufacturing, nonprofits and more. We focus on bringing value to every department inside those verticals—including sales, marketing, services, purchasing, procurement, human resources, IT, legal, among many others.

Marketing

To support the sales team in reaching this broad range of potential customers, our integrated marketing programs are architected to address the specific needs of the different market segments. They create qualified sales opportunities, and raise awareness of our leadership position in the global e-signature and broader agreement-automation space.

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In addition to account-based marketing aimed directly at our high-value customers and industry-specific marketing by our industry vertical teams, we also deploy a range of other marketing strategies and tactics. These include broader digital demand generation campaigns; corporate communications and analyst relations; first-party events, such as DocuSign Momentum, the annual gathering of customers, prospects, developers and partners; participation in third party events, such as Dreamforce; comprehensive customer evidence and advocacy programs; developer relations programs; cooperative marketing with strategic partners; and a comprehensive Webinar series, among many other things. We also believe the trial product model driven from www.docusign.com creates awareness that extends beyond the acquisition of new VSB customers.

Sales

Our go-to-market model involves a combination of direct sales, partner-assisted sales, and web-based self-service purchasing;

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Direct Sales: We sell subscriptions to our platform primarily through our direct sales force across our field offices around the world. Our account executives and account managers focus on new and existing enterprise and commercial customers. Our direct sales team focuses on companies looking to streamline front office operations (e.g., sales, services, or marketing) and back office operations (e.g., human resources, procurement, finance, or legal). By expanding within an organization, we believe we can generate large amounts of incremental revenue through the addition of new users and Envelopes, plan upgrades, and expansions to other departments or business units.

•	Partner-assisted Sales:

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Global partners: We have partnerships with some of the world’s foremost technology providers—including Google, Microsoft, Oracle, Salesforce, and SAP—that help us sell into a far greater number of accounts than we could do alone. These partnerships are multi-dimensional and involve joint investments, technology integrations, co-marketing agreements, membership of partner programs, and go-to-market commitments.

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Systems integrators: We have strong partnerships with strategic systems integrators such as Bluewolf (an IBM company), among others. These relationships are key given that those firms act as strategic technology advisors to some of the world’s most sophisticated enterprises. We have also developed relationships with some leading regional systems integrators, and intend to increase our focus on this important group in the future.

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ISV resellers: We partner with a host of leading ISVs—including our strategic partners above, and including other companies like Ellie Mae and Guidewire—to help bring the power of DocuSign to customers around the world.

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Distributors and resellers: As part of our evolving go-to-market strategy, we have distribution partnerships with global industry leaders like Ingram Micro and AppDirect, enabling us to reach tens of thousands of resellers (or “cloud solution providers”). We also have partnerships with solution providers like, Deutsche Telekom and others that have expertise in specific vertical and regional markets, enabling us to add further value directly to those markets.

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Web-based Sales: Through a strong presence that allows us to scale to individual users and small businesses around the world with low acquisition costs, we drive free 30-day trial and self-service solutions directly on our website. The web-based sales engine provides direct access to account plans with functionality to suit the needs of small businesses, sole proprietors, and individuals.

Customer support and success

We believe that customer adoption, support, and success are critical to retaining and expanding our customer base. Our customer support and success team handles the rapid onboarding of customers; offers a

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comprehensive DocuSign University that includes a range of free web-based classes on how to use, administer and customize our platform; handles general technical or service questions; and is available to customers by telephone, email or the web.

We also offer a range of professional services to help customers get to the business results they desire. DocuSign Professional Services provides expertise to quickly and successfully identify business outcomes and then design, integrate and deploy the solutions that meet a customer’s needs. We offer in-depth expertise, proven best practices and repeatable delivery methodologies designed to ensure success, regardless of the complexity of the organization or technology environment.

Employees and Culture

We believe we have built an exceptionally talented team and aim to recruit the best employees to solve complex challenges for our customers and communities. We are aided in this cause by:

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Multiple workplace awards: We were ranked 22nd on Glassdoor’s Employees’ Choice Awards for Best Places to Work in 2018. We were ranked in Business Insider’s Top 25 Tech Companies to Work For 2017. And we were ranked 4th on the Forbes Cloud 100 in 2017.

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Well-known brand: With hundreds of millions of users worldwide, we have a well-known product and brand. The fact that our brand is often associated with positive moments in people’s lives is a natural attractor for talent.

•	Helping the environment: Dramatically reducing the use of paper and helping the environment is attractive to our employees and something we take pride in as a company.

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DocuSign IMPACT: In January 2015, we established the DocuSign IMPACT Foundation, or the Foundation. In 2018, DocuSign approved a donation of $1,000,000 to the Foundation in fiscal year 2019 and also committed to donate $30,000,000 to the Foundation over a 10-year period, in either cash or shares of DocuSign common stock with a value at the time of contribution equal to $30,000,000. In 2017, DocuSign also committed to providing matching donations to charitable organizations supported by our employees up to $2,000 per employee per year.

As of July 31, 2018, we had 2,579 employees, consisting of 519 in engineering, product development and customer operations, 1,529 in sales and services, 129 in marketing and operations, and 402 in general and administrative.

Our Competition

Our primary global competitor currently is Adobe, which began to offer an electronic signature solution following its acquisition of EchoSign in 2011 (now known as Adobe Sign). Other global software companies may elect to include an electronic signature capability in their products. We also face competition from a select number of niche vendors that focus on specific industries or geographies.

We believe the principal factors that drive competition between vendors in the future will include:

•	breadth and depth of platform functionality;

•	availability and reliability;

•	security;

•	ease of use and deployment;

•	brand awareness and reputation;

•	total cost of ownership;

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•	level of customer satisfaction;

•	ability to integrate with other enterprise infrastructure and third-party applications; and

•	ability to address legal, regulatory and cultural matters associated with e-signature across jurisdictions.

We believe we compete favorably across these factors. For additional information, see the section titled “Risk Factors—We face significant competition from both established and new companies offering e-signature solutions, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.”

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of April 30, 2018, we had 27 issued patents in the United States and 36 issued patents in foreign countries, which expire between December 2019 and February 2035, and 16 patent applications pending examination and four allowed patent applications in the United States and 27 patent applications pending examination in foreign countries.

In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our international operations, and effective intellectual property, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries may own large numbers of patents, copyrights and trademarks and may frequently threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties. For additional information, see “Risk Factors—We are currently, and may in the future be, subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.”

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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Regulatory Environment

We are subject to a number of U.S. federal, state and foreign laws and regulations, including those related to electronic signatures, privacy, data protection, intellectual property, consumer protection, competition and taxation. These laws and regulations are constantly evolving and tested in courts, and may be interpreted, applied, created, or amended, in a manner that could harm our business, or which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that are subject to privacy or other new regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny. Generally, while the laws that govern the regulatory environment of electronic signatures may vary depending on the territory, the laws of the U.S. and the European Union are applicable for the majority of electronic signature transactions conducted in our service today. In the U.S., the adoption of the UETA in most states and the passage of the ESIGN Act at the federal level in 2000 solidified the legal landscape for use of electronic records and electronic signatures in commerce. Both ESIGN and UETA establish that electronic records and signatures carry the same weight and legal effect as traditional paper documents and handwritten signatures, stating that a document or signature cannot be denied legal effect or enforceability solely because it is in electronic form. The Federal Rules of Evidence and the Uniform Rules of Evidence generally allow for electronic records and their reproductions to be admissible into evidence. This applies to electronic signatures stored in a computer or server, so that any printout or output readable by sight, shown to reflect the data accurately, is considered an original. In the case of an electronic signature, then, it is important to demonstrate to the satisfaction of the courts that the appropriate level and amount of information surrounding the signing process was retained, and that the system used to retain the information is itself reliable.

In the European Union, Regulation (EU) No 910/2014 on electronic identification and trust services for electronic transactions in the internal market, or eIDAS, came into force on July 1, 2016. eIDAS repealed and replaced the e-Signatures Directive (1999/93/EC) and is directly applicable in the 28 member countries of the European Union. eIDAS is technology neutral and defines three types of electronic signature (Qualified Electronic Signature (QES), Advanced Electronic Signature (AES) and Simple Electronic Signature (SES)). Article 25(1) provides that an electronic signature shall not be denied legal effect and admissibility as evidence in legal proceedings solely on the grounds that it is in an electronic form or does not meet the requirements of a QES. Articles 25(2) and (3) give a QES the same legal effect as a handwritten signature and ensure that a QES recognized in one Member State of the EU is also recognized in other Member States. Finally, Recital 49 allows national law to set requirements regarding which type of electronic signature may be required in which circumstances.

Notwithstanding the steps we take to assist our customers by staying up-to-date on the laws and regulations that affect the definition and technical requirements around electronic signatures, we clearly inform our customers in our terms and conditions that they must still take necessary steps to comply with applicable laws and regulations that may govern the enforceability of the contract that they seek to transact and execute electronically via DocuSign Signature. Such laws would include applicable consumer protection requirements (e.g. consent to do business electronically), as well as document retention requirements. This obligation rests with the customer since we do not monitor or manage what type of transaction a customer seeks to send through the DocuSign Signature Service or who the customer is doing business with.

In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation and that as a result certain governments may seek to block or limit our solutions or otherwise impose other restrictions that may affect the accessibility or usability of any or all our solutions.

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For additional information, see “Risk Factors—We are subject to governmental regulation and other legal obligations, including those related to e-signature laws, privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our software.”

Compliance and Certification

We have been certified by a number of government regulatory authorities and international standards organizations. These certifications demonstrate our commitment to the rigorous security measures taken to protect the confidentiality of our customers’ data, ensure the integrity of our customers’ data and e-signatures during the transaction lifecycle, and maintain the high availability of our platform.

In August 2017, DocuSign was officially awarded FedRAMP authorization enabling it to sell to the U.S. Federal Government. FedRAMP is an assessment and authorization process which U.S. federal agencies have been directed to use to ensure security is in place to provide a standardized assessment process for U.S. federal agencies to evaluate, authorize, and monitor the security posture of cloud computing products and services. We are the only major e-signature provider in the FedRAMP Marketplace, which is the central repository where federal agencies can select technology solutions.

DocuSign is PCI DSS compliant which is the gold standard for the security of online credit card transactions. Payment Card Industry Data Security Standard, or PCI DSS, is a set of security standards designed to ensure all companies that accept, process, store or transmit credit card information in a secure environment. PCI DSS compliance is mandatory for all merchants in order to accept credit card payments and is also mandatory for all service providers who provide services to merchants in support of credit card related transactions. Our customers and partners require PCI DSS compliance to utilize the DocuSign Payments Feature as well as to manage related documentation workflows using our platform.

DocuSign is ISO 27001:2013 certified which is a security standard that specifies the requirements for establishing, implementing, and continually improving an Information Security Management System. ISO 27001:2013 also includes requirements for the assessment and treatment of information security risks depending on the needs of the organization. DocuSign has earned the ISO 27001:2013 certification for all areas of the enterprise, including data centers, the e-signature platform, and company operations. ISO 27001 is core to DocuSign’s Security Standard model and DocuSign’s ISO 27001 certificate is made available to customers who require the added assurance that DocuSign maintains this level of compliance.

Our products comply with Title 21 CFR Part 11 which establishes the United States Food and Drug Administration regulations on electronic records and electronic signatures. This regulation defines the criteria under which electronic records and electronic signatures are considered trustworthy, reliable, and equivalent to paper records. Many of our life sciences customers use the Part 11 module, including some of the largest pharmaceutical companies in the world.

Our products help our customers be compliant with The Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA is the government regulation that mandates security and privacy requirements to protect medical data for covered entities, such as hospitals and healthcare providers, or business associates, such as document management organizations and call centers. We enter into agreements with both covered entities and business associates providing for our platform to be used in a HIPAA compliant manner.

Our Digital Signatures Program catalogs, tracks and maintains signature-related accreditations related to our products and services such as ETSI Audits, FIPS Accreditation, Common Criteria Accreditation, and Qualified Signature Service Creation Device Accreditation. The European Union requires all Trust Service Providers obtain an accreditation of their Qualified Electronic Signature solutions.

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We comply with the guidelines set forth by The Center for Financial Industry Information Systems, or FISC, in Japan. FISC develops security guidelines for computer systems in banking and related financial institutions in Japan. These guidelines are broadly recognized and used by many Japanese financial institutions. These guidelines include security measures to be put in place while creating system architectures auditing of computer system controls, contingency planning, and developing security policies and procedures.

We are compliant with ISO 9001:2015 with respect to our signature appliance in Israel. This standard defines requirements for the establishment of a quality management system for organizations wishing to continuously improve customer satisfaction and provide compliant products and services.

Facilities

Our corporate headquarters are located in San Francisco, California, and consist of 117,231 square feet under lease agreements that expire on August 9, 2024. We maintain additional offices in multiple locations in the United States and internationally in Europe, Asia, Israel, Brazil and Australia.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors as of August 30, 2018:

Name	Age	Position(s)

Executive Officers

Daniel D. Springer	55	President, Chief Executive Officer and Director

William Neil Hudspith	60	President, Worldwide Field Operations

Michael J. Sheridan	53	Chief Financial Officer

Reginald D. Davis	55	General Counsel and Secretary

Scott V. Olrich	47	Chief Strategy and Marketing Officer

Kirsten O. Wolberg	50	Chief Technology and Operations Officer

Non-Employee Directors

Keith J. Krach	61	Chairman of the Board of Directors

Thomas H. Gonser, Jr.	55	Director

John M. Hinshaw(2)(3)	47	Director

Blake J. Irving(1)	59	Director

Louis J. Lavigne, Jr.(1)(2)	70	Director

Mary G. Meeker(3)	58	Director

Enrique T. Salem(1)(2)	52	Director

S. Steven Singh	57	Director

Peter Solvik(1)(3)*	60	Director

Inhi Cho Suh(3)	43	Director

Mary Agnes “Maggie” Wilderotter(2)	63	Director

(1)	Member of our compensation committee
(2)	Member of our audit committee
(3)	Member of our nominating and corporate governance committee
*	Lead Independent Director

Executive Officers

Daniel D. Springer has served as our Chief Executive Officer, President and member of the board of directors since January 2017. From May 2015 to January 2017, he served as an Operating Partner at Advent International Corp., a private equity investment firm. From March 2004 to March 2014, Mr. Springer served as Chairman and Chief Executive Officer of Responsys, Inc. (NASDAQ: MKTG), a marketing software company that was acquired by Oracle Corp. in 2014. Prior to joining Responsys, Inc., Mr. Springer served as the Managing Director of Modem Media, Inc., a marketing strategy and services firm, the Chief Executive Officer of Telleo, Inc., an internet services company, and Chief Marketing Officer of NextCard, Inc., a consumer credit company. Mr. Springer served on the board of directors of YuMe Inc. (NYSE: YUME), a digital advertising company, from October 2013 to July 2017. Mr. Springer holds a B.A. in Mathematics and Economics from Occidental College and an M.B.A. from Harvard University.

We believe Mr. Springer is qualified to serve on our board of directors based on his experience as our Chief Executive Officer, in addition to his senior management and board experience at other technology and software companies.

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William Neil Hudspith joined us as Chief Revenue Officer in January 2013 and currently serves as our President of Worldwide Field Operations. From June 2012 to October 2012, Mr. Hudspith served as the Senior Vice President of Human Capital Management at Oracle Corp. (NYSE: ORCL), a software company. From August 2005 to August 2012, he served in various management roles at Taleo Corp., a human resources software company that was acquired by Oracle Corp. in 2012, including Executive Vice President of Worldwide Field Operations and Chief Customer Officer.

Michael J. Sheridan has served as our Chief Financial Officer since August 2015. Mr. Sheridan previously served as the Chief Financial Officer of FireEye, Inc. (NASDAQ: FEYE), an enterprise cybersecurity company, from June 2011 to August 2015. Prior to that, Mr. Sheridan was Chief Financial Officer at Mimosa Systems, Inc., a provider of enterprise content archiving systems, from 2009 until its acquisition by Iron Mountain, Inc. in 2010. Mr. Sheridan received a B.S. in Commerce from Santa Clara University.

Reginald D. Davis has served as our General Counsel and Secretary since August 2014. From May 2009 to November 2013, Mr. Davis served as General Counsel at Zynga Inc. (NASDAQ: ZNGA), a video game company. From January 2000 to May 2009, he was employed by Yahoo! Inc. (NASDAQ: YAHOO), an internet company, where he served as Vice President, Network Quality and Search Operations from November 2007 to April 2009 and Associate General Counsel from January 2000 to November 2007. Prior to joining Yahoo!, Mr. Davis was a partner at Hancock Rothert & Bunshoft LLP (now part of Duane Morris LLP). Mr. Davis holds B.A. degrees in European History and Sociology from Harvard University and a J.D. from Tulane University Law School.

Scott V. Olrich has served as our Chief Strategy and Marketing Officer since April 2017. From March 2015 to May 2017, he served as Chairman at Heighten Software, Inc., a sales technology software company that was acquired by LinkedIn Corp. From August 2004 to May 2014, Mr. Olrich served in various management roles at Responsys, Inc. (NASDAQ: MKTG), a marketing software company, including as President from May 2013 to May 2014 and as Chief Marketing and Sales Officer from August 2005 to April 2013. Mr. Olrich received a B.S. degree in Business Administration from San Diego State University.

Kirsten O. Wolberg has served as our Chief Technology and Operations Officer since November 2017. From January 2012 to October 2017, Ms. Wolberg was a Vice President at PayPal, Inc., a technology platform and payments company and subsidiary of PayPal Holdings, Inc. (NASDAQ: PYPL), where she completed an 18-month executive rotation as Vice President, Talent from November 2015 to April 2017 and served as a Separation Executive from November 2014 to April 2017 and as Vice President, Technology from July 2012 to November 2015. She has served on the board of directors of SLM Corporation (NASDAQ: SLM), a consumer banking company, since December 2016 and served on the board of directors of Silicon Graphics International Corp., a computer hardware and software manufacturing company, from January 2016 to November 2016. Ms. Wolberg was Chief Information Officer for salesforce.com, inc. (NYSE: CRM), an enterprise software company, from 2008 to September 2011. Ms. Wolberg holds a B.S. in Business Administration with a concentration in Finance from the University of Southern California and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

Non-Employee Directors

Keith J. Krach is Chairman of our board of directors, a position he has held since 2009. Mr. Krach served as our Chief Executive Officer from 2011 to January 2017. Mr. Krach was a co-founder of Ariba, Inc. (NASDAQ: ARBA), a software and business to business electronic commerce services company, where he served as Chief Executive Officer and Chairman from October 1996 until July 2003. He was a director and chairman of the board of directors at Angie’s List, Inc. (NASDAQ: ANGI), a home services website, from April 2011 to May 2014. Mr. Krach earned a B.S. degree in Engineering from Purdue University and an M.B.A. from Harvard University.

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We believe Mr. Krach is qualified to serve on our board of directors based on his experience as our former Chief Executive Officer as well as his executive, operational and board experience at other technology companies.

Thomas H. Gonser, Jr. founded DocuSign in 2003 served in various roles, including as our Chief Strategy Officer, and has been a member of our board of directors since that time. Since August 2016, he has been an Investment Partner at Seven Peaks Ventures, a venture capital firm. Since January 2015, Mr. Gonser has been a Managing Partner at TMD Ventures, an early-stage investment firm. Mr. Gonser received a B.A. in Economics from the University of Washington.

We believe Mr. Gonser is qualified to serve on our board of directors because of his perspective and experience as a founder of DocuSign, in addition to his investment, deep technology and senior management experience at other technology companies.

John M. Hinshaw has served on our board of directors since December 2014. Mr. Hinshaw served as Executive Vice President of Hewlett Packard (NYSE: HP), an information technology company, and Hewlett Packard Enterprise (NYSE: HPE), an enterprise information technology company, from 2011 to 2016, where he served as Executive Vice President and as Chief Customer Officer. Prior to that, he was employed The Boeing Company (NYSE: BA), an aerospace design and manufacturing company, where he served as a Vice President and General Manager from 2010 to 2011 and as Chief Information Officer from 2007 to 2010. From 1993 to 2007, Mr. Hinshaw served in various senior capacities with Verizon Communications (NYSE: VZ), a telecommunications company, including as Senior Vice President and Chief Information Officer of Verizon Wireless. He has served on the board of directors of Bank of New York Mellon Corp. (NYSE: BK), a financial services company, since 2014, and currently serves as chair of its technology committee. He has also served on the board of directors of Sysco Corporation (NYSE:SYY), a global foodservice distribution company, since April 2018. Mr. Hinshaw received a B.B.A. in Computer Information Systems from James Madison University.

We believe Mr. Hinshaw is qualified to serve on our board of directors because of his technology and management expertise and his leadership experience in the operations of large, complex companies.

Blake J. Irving has served on our board of directors since August 2018. From January 2013 to January 2018, he was the Chief Executive Officer of GoDaddy, Inc. (NYSE: GDDY), a publicly traded domain registrar and web hosting company. From May 2014 to June 2018 Mr. Irving also served on the board of directors of GoDaddy. From May 2010 to April 2012, Mr. Irving was the Chief Product Officer at Yahoo! Inc. From January 2009 to May 2010, Mr. Irving was a Professor in the M.B.A. program at Pepperdine University. From 1992 to September 2007, Mr. Irving served in various senior and management roles at Microsoft Corporation (NYSE: MSFT), including most recently as Corporate Vice President of the Windows Live Platform Group. Mr. Irving holds a Bachelor of Arts in Fine Arts from San Diego State University and an M.B.A. from Pepperdine University.

We believe Mr. Irving is qualified to serve as a member of our board of directors because of his significant public company leadership experience as both a board member and an executive officer.

Louis J. Lavigne, Jr. has served on our board of directors since July 2013. From 2005 to the present, Mr. Lavigne has been a Managing Director of Lavrite, LLC, a management consulting firm. He has been a Managing Director of Spring Development Group, LLC, a strategic investor, since 2011. From 1983 to 2005, Mr. Lavigne served in various executive capacities with Genentech, Inc. (NYSE: DNA), a biotechnology company, including as Executive Vice President and Chief Financial Officer from 1997 to 2005. He has served on the boards of directors of Zynga Inc. (NASDAQ: ZNGA), a video game company, since 2015, including as audit committee chairman and compensation committee member since 2015 and Lead Director since 2017; Depomed, Inc. (NASDAQ: DEPO), a specialty pharmaceutical company, since 2013, including as compensation

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committee chairman since January 2018 and audit committee member since July 2013; NovoCure Limited (NASDAQ: NVCR), a radiation oncology company, since 2012, including as audit committee chairman since January 2013; Accuray Inc. (NASDAQ: ARAY), a radiation oncology company, since 2009, including as chairman of the board of directors since April 2010 and as chairman of the compensation committee since February 2010. Mr. Lavigne served as a director of Allergan, Inc. (NYSE: AGN), a healthcare company, from 2005 to 2015, when it was acquired by Actavis plc (NYSE: ACT). He served as a director of BMC Software, Inc. (NASDAQ: BMC), an enterprise systems software company, from 2004 to 2007 and from 2008 to 2013, when it was acquired by a private investor group. Mr. Lavigne holds a B.S. in Finance from Babson College and an M.B.A. from Temple University.

We believe Mr. Lavigne is qualified to serve on our board of directors based on his substantial board of directors, corporate governance, strategy, accounting and finance and operational experience.

Mary G. Meeker has served on our board of directors since July 2012. Since December 2010, Ms. Meeker has served as a managing member of Kleiner Perkins Caufield & Byers. From 1991 to 2010, Ms. Meeker worked at Morgan Stanley as a Managing Director and Research Analyst. Ms. Meeker currently serves on the boards of directors of LendingClub Corp. (NYSE: LC), a personal finance software company, since June 2012, and Square, Inc. (NYSE: SQ), a mobile payment company, since June 2011. Ms. Meeker holds a B.A. in Psychology from DePauw University and an M.B.A. from Cornell University.

We believe Ms. Meeker is qualified to serve on our board of directors because of her extensive experience investing in the technology industry and serving on the boards of directors of technology companies.

Enrique T. Salem has served on our board of directors since August 2013. Since July 2014, Mr. Salem has been a Managing Director at Bain Capital Ventures, a venture capital firm. From April 2009 to July 2012, Mr. Salem was President, Chief Executive Officer and a director at Symantec Corp. (NASDAQ: SYMC), an information storage, security and systems management software company. Mr. Salem held various roles at Symantec, including most recently Chief Operating Officer from January 2008 to April 2009. Mr. Salem has been a member of the board of directors and chairman of the compensation committee of FireEye, Inc. (NASDAQ: FEYE), an enterprise cybersecurity company, since February 2013 and has served as the chairman of the board of directors since March 2017. Mr. Salem has also served on the board of ForeScout Technologies, Inc. (NASDAQ: FSCT), a network security software company since September 2013 and the board of directors of Atlassian Corp. Plc (NASDAQ: TEAM), an enterprise software company, since July 2013. Mr. Salem served on the board of directors of Automatic Data Processing, Inc. (NASDAQ: ADP) from 2010 to November 2013. Mr. Salem holds an A.B. in Computer Science from Dartmouth College.

We believe Mr. Salem is qualified to serve on our board of directors because of his substantial board of directors experience in addition to his investment, management and senior leadership experience at technology companies.

S. Steven Singh has served on our board of directors since August 2018 Since May 2017, Mr. Singh has served as Chairman and Chief Executive Officer of Docker, Inc., a cloud software company. From December 2014 to April 2017, Mr. Singh served on the Executive Board of SAP SE and as President of Business Networks and Applications a division of SAP SE (NYSE: SAP), an enterprise applications software company. From February 1996 to December 2014, Mr. Singh was Chief Executive Officer and Chairman of the Board of Concur Technologies, Inc., a business travel and expense management software company, which was acquired by SAP SE in 2014. He has served on the board of directors of Talend SA (NASDAQ: TLND), a provider of cloud integration solutions, since October 2016 and has been chairman of the board since December 2017. Mr. Singh has served on the board of directors of Washington Federal, Inc. (NASDAQ: WAFD), a bank holding company, since August 2018.

We believe Mr. Singh is qualified to serve on our board of directors because of his knowledge of the technology industry and his leadership experience in the operation of large, complex companies.

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Peter Solvik has served on our board of directors since 2006. Since 2015, Mr. Solvik has been a Managing Director at Jackson Square Ventures, formerly Sigma West, a venture capital firm. Since 2002, Mr. Solvik has been a Managing Director at Sigma Partners, a venture capital firm. Mr. Solvik was a Managing Director of Sigma West, an investment firm, from August 2011 to August 2015. Mr. Solvik was previously Chief Information Officer and Senior Vice President at Cisco Systems, Inc. (NASDAQ: CSCO), an information technology and networking company, where he was employed from January 1993 to March 2003. Mr. Solvik holds a B.S. in Business Administration from the University of Illinois at Urbana-Champaign College of Business.

We believe Mr. Solvik is qualified to serve on our board of directors based on his extensive experience investing in and serving in leadership positions at technology companies in our industry.

Inhi Cho Suh has served on our board of directors since August 2018. Since January 2018, Ms. Suh has served as the General Manager of Watson Customer Engagement at IBM (NYSE: IBM). She previously held other roles at IBM including General Manager for IBM Collaboration Solutions from February 2016 to January 2018, Vice President, Strategy and Business Development from December 2014 to January 2016, and General Manager, Big Data from July 2013 to December 2014. From May 2010 to July 2013, Ms. Suh served as Vice President, Product Management and Strategy, Information Management Software at IBM and as Vice President, Marketing for Information Management Software from December 2007 to May 2010. Ms. Suh received a B.S. in Biology, History and Women’s Studies from Duke University and a J.D. from North Carolina Central University School of Law.

We believe Ms. Suh is qualified to serve on our board of directors because of her technology and management expertise and her leadership experience in the operations of large, complex companies.

Mary Agnes “Maggie” Wilderotter has served on our board of directors since March 2018. Since August 2016, Ms. Wilderotter has been Chairman and Chief Executive Officer of the Grand Reserve Inn, a luxury resort and vineyard. From November 2004 to April 2016, she served in a number of roles at Frontier Communications Corp. (NASDAQ: FTR), a public telecommunications company, including as Executive Chairman of the board of directors from April 2015 to April 2016, Chairman and Chief Executive Officer from January 2006 to April 2015, and President, Chief Executive Officer and a director from 2004 to 2006. Ms. Wilderotter has served on the boards of directors of Costco Wholesale Corp. (NASDAQ: COST), a wholesale retailer, since October 2015; Hewlett Packard Enterprise Co. (NYSE: HPE), a technology company, since February 2016; and Cadence Design Systems (NASDAQ: CDNS), an electronic design automation software and engineering services company, since June 2017. She was previously a director of Xerox Corp. (NYSE: XRX), a technology company, from 2005 to October 2015, DreamWorks Animation SKG Inc. (NASDAQ: DWA), an entertainment company, from October 2015 to November 2016, The Procter & Gamble Company (NYSE: PG), a consumer products company, from 2009 to October 2015, and Juno Therapeutics, Inc. (NASDAQ: JUNO), a biopharmaceutical company, from November 2014 to March 2018. Ms. Wilderotter received a B.A. in Economics from the College of the Holy Cross.

We believe Ms. Wilderotter is qualified to serve on our board of directors because of her significant public company leadership experience as both a board member and an officer, as well as her broad-ranging corporate experiences, including senior leadership positions in the areas of marketing and technology.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of twelve members.

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In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our board of directors is divided into the following classes:

•	Class I, which will consist of Ms. Meeker and Messrs. Irving, and Springer, whose terms will expire at our first annual meeting of stockholders to be held in 2019;

•	Class II, which will consist of Messrs. Singh, Hinshaw, and Lavigne, whose terms will expire at our second annual meeting of stockholders to be held in 2020; and

•	Class III, which will consist of Mses. Wilderotter and Suh and Messrs. Salem, and Solvik, whose terms will expire at our third annual meeting of stockholders to be held in 2021.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently twelve members, and may be changed only by resolution by a majority of the board of directors. We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Mmes. Meeker, Suh, and Wilderotter and Messrs. Hinshaw, Irving, Lavigne, Salem, Singh, and Solvik, representing nine of our twelve directors, are “independent directors” as defined under current rules and regulations of the SEC and the listing standards of the Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our corporate governance guidelines will provide that in the event that the chairman of the board of directors is not an independent director, our independent directors will designate one of the independent directors to serve as lead independent director, and if the chairman of the board of directors is an independent director, our board of directors may determine whether it is appropriate to appoint a lead independent director. The corporate governance guidelines will provide that if our board of directors elects a lead independent director, currently Mr. Solvik, such lead independent director will preside over meetings of our independent directors, coordinate activities of the independent directors, oversee, with our nominating and corporate governance committee, the self-evaluation of our board of directors, including committees of our board of directors, and preside over any portions of meetings of our board of directors at which the performance of our board of directors is presented or discussed, be available for consultation and director communication with stockholders as deemed appropriate, and perform such additional duties as our board of directors may otherwise determine and delegate.

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Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business. Each committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq. Copies of each charter are posted on our website at www.DocuSign.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee consists of four directors, Ms. Wilderotter and Messrs. Hinshaw, Lavigne and Salem. Our board of directors has determined that all of our members satisfy the independence requirements for audit committee membership under the listing standards of the Nasdaq and Rule 10A-3 of the Exchange Act. Each member of our audit committee meets the financial literacy requirements under the rules and regulations of the Nasdaq and the SEC. Mr. Lavigne is the chairman of the audit committee, and our board of directors has determined that he is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•

helping our board of directors oversee our corporate accounting and financial reporting processes, systems of internal control, and financial statement audits, and the integrity of our financial statements;

•

managing the selection, engagement terms, fees, qualifications, independence, and performance of qualified firms to serve as independent registered public accounting firms to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firms, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing and reviewing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

•	overseeing our risk identification, assessment and management practices, processes and policies in all areas of our business, including financial and accounting;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firms, at least annually, that describes the firm’s internal quality-control procedures, any material issues with such procedures, and any steps taken to address such issues when required by applicable law; and

•

approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firms.

Compensation Committee

Our compensation committee consists of five directors, Messrs. Irving, Lavigne, Salem, Solvik, and Singh. Our board of directors has determined that each of the compensation committee members is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. Mr. Salem is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under the current listing standards of the Nasdaq and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensatory arrangements of our executive officers and other senior management;

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•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity award plans, compensation plans and similar programs;

•	evaluating and adopting compensation plans and programs and evaluating and recommending to our board of directors for approval the modification or termination of our existing plans and programs; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation strategy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of four directors, Messes. Meeker and Suh and Messrs. Hinshaw, and Solvik. Mr. Solvik is the chairman of the nominating and corporate governance committee. The composition of our nominating and governance committee meets the phase-in requirements for independence under the current listing standards of the Nasdaq and current SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	reviewing the performance of our board of directors, including committees of the board of directors, and management;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	instituting plans or programs for the continuing education of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•

reviewing plans for succession to the offices of our executive officers and making recommendations to our board of directors regarding selection of appropriate individuals to succeed to these positions.

Code of Conduct

We currently have a Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.DocuSign.com. The audit committee of our board of directors is responsible for reviewing the results of management’s efforts to monitor compliance with our programs and policies designed to ensure adherence to applicable laws and regulations, including the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website at www.DocuSign.com as required by applicable law or the listing standards of the Nasdaq. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Director Compensation

Historically, we have provided equity-based compensation to our independent directors who are not employees or affiliated with our largest investors for the time and effort necessary to serve as a member of our

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board of directors. In addition, our non-employee directors are entitled to reimbursement of ordinary, necessary and reasonable out-of-pocket travel expenses incurred in connection with attending in-person meetings of our board of directors or committees thereof.

No equity or cash compensation was paid to our non-employee directors during the year ended January 31, 2018. In March 2018, in connection with Ms. Wilderotter’s appointment to the board, our board of directors approved an RSU award covering 20,898 shares of our common stock to Ms. Wilderotter. The grant to Ms. Wilderotter vests in a series of 12 equal quarterly installments over a three-year period measured from the date of grant. Daniel D. Springer, our Chief Executive Officer, is also member of our board of directors, but did not receive any additional compensation for service as a director. Mr. Springer’s compensation as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table for Fiscal Year Ended January 31, 2018.”

In March 2018, our board of directors approved a director compensation policy for non-employee directors, which became effective in connection with our IPO. Pursuant to this policy, our non-employee directors will receive the following compensation.

Cash Compensation

Each non-employee director is entitled to receive the following cash compensation for services on our board and its committees as follows:

•	$37,500 annual cash retainer for services as Chairman or Lead Independent Director and $33,500 annual cash retainer for service as a board member;

•	$20,000 per year for service as chair of the audit committee and $10,000 per year for service as a member of the audit committee;

•	$13,500 per year for service as chair of the compensation committee and $6,600 per year for service as a member of the compensation committee; and

•	$7,800 per year for service as chair of the nominating and corporate governance committee and $4,000 per year for service as a member of the nominating and corporate governance committee.

The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarters. All annual cash fees are vested upon payment.

Equity Compensation

In addition, any person who is elected or appointed as a non-employee director for the first time will, upon the date of his or her initial election or appointment, receive an RSU award for a number of shares having a value of $400,000, or the Initial Grant. The Initial Grant will vest in a series of 12 equal quarterly installments over a three-year period measured from the date of such Initial Grant. Each non-employee director will also be granted an RSU award for a number of shares having a value of $200,000, or the Annual Grant, on the date in 2018 upon which annual stock grants are made to executive officers and, beginning in fiscal year 2020, on the date of each annual meeting of stockholders commencing in the fiscal year ending 2020. A director who is elected for the first time less than nine months prior to the date such grants were made to executive officers or the date of such annual meeting of stockholders shall not be eligible to receive such Annual Grant. Each Annual Grant will vest in a series of four successive equal quarterly installments over the one-year period measured from the date of such Annual Grant. All options granted to our non-employee directors under the policy will vest in full upon the completion of a change in control.

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Expenses

We will reimburse each eligible non-employee director for ordinary, necessary and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our board of directors and any committee of the board.

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EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers as of January 31, 2018, were:

•	Daniel D. Springer, President and Chief Executive Officer;

•	Scott V. Olrich, Chief Strategy and Marketing Officer; and

•	Kirsten O. Wolberg, Chief Technology and Operations Officer.

Summary Compensation Table for Fiscal Year Ended January 31, 2018

The following table sets forth information regarding compensation earned by or paid to our named executive officers for the fiscal year ended January 31, 2018.

Name and Principal Position	Salary ($)	Bonus ($)(1)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Daniel D. Springer	$360,769	—		—	—	$430,500	$4,887	$796,156
President and Chief Executive Officer

Scott V. Olrich	$242,308	—		$9,854,400	$4,431,480	$161,800	$291	$14,690,279
Chief Strategy and Marketing Officer

Kirsten O. Wolberg(3)	$71,385	$100,000	(2)	$3,828,000	—	$49,664	$127	$4,049,176
Chief Technology and Operations Officer

(1)

These columns reflect the aggregate grant date fair value of options and RSUs without regard to forfeitures granted during the year measured pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). The valuation assumptions we used in calculating the fair value of options and RSUs are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” The amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)	Consists of $100,000 paid as a one-time signing bonus.
(3)	Ms. Wolberg joined us in November 2017.

Outstanding Equity Awards as of January 31, 2018

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of January 31, 2018.

		Option Awards(1)				Stock Awards(1)
		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2)
Name	Grant Date	Vested	Unvested
Daniel D. Springer	1/23/2017	500,230	1,500,690	$18.02	1/22/2027	3,218,871	$61,609,191
Scott V. Olrich	4/17/2017	—	600,000	$16.21	4/16/2027	840,000	$16,077,600
Kirsten O. Wolberg	12/22/2017	—	—	—	—	200,000	$3,828,000

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(1)

All option and RSU awards listed in this table were granted pursuant to our 2011 Plan and are subject to acceleration of vesting as described in “—Employment, Severance and Change in Control Arrangements” below.

(2)	Represents the market value of the shares underlying the RSUs as of January 31, 2018, based on an assumed fair market value of our common stock of $19.14 per share on January 31, 2018.

We may in the future, on an annual basis or otherwise, grant additional equity awards to our executive officers pursuant to our 2018 Equity Incentive Plan, as amended, or the 2018 Plan, the terms of which are described below under “—Equity Incentive Plans—2018 Equity Incentive Plan.”

Emerging Growth Company Status

As an emerging growth company we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our President and Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended January 31, 2018.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended January 31, 2018.

Employment, Severance and Change in Control Arrangements

We have entered into offer letters with each of our executive officers. The offer letters generally provide for at-will employment and set forth the executive’s initial base salary, target variable compensation, eligibility for employee benefits, the terms of initial equity grants, and in some cases severance benefits on a qualifying termination. We have also entered into separate retention agreements with certain of our executive officers. Each of our executive officers has also executed our standard form of proprietary information agreement. The key terms of employment with our named executive officers, as well as any potential payments and benefits due upon a termination of employment or a change of control of us, are further described below. For purposes of the description of severance benefits below, we refer to a qualifying termination that occurs within the period beginning three months prior to and ending 12 months following a change in control as the “change in control period.” Payment of any of the severance benefits described below is conditioned on the named executive officer’s delivery and non-revocation of a general release of claims in our favor.

Daniel D. Springer

We entered into an amended and restated offer letter with Daniel D. Springer, our Chief Executive Officer, dated March 27, 2018, which sets forth the terms and conditions of his employment with us. Mr. Springer’s current base salary is $350,000 per year. Mr. Springer is also eligible to receive an annual target bonus of up to 100% of his base salary.

In connection with his employment, we issued to Mr. Springer certain equity awards covering our common stock, including a stock option to purchase 2,000,920 shares, an RSU award covering 2,000,920 shares, and a

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performance stock unit, or PSU, award covering 1,217,951 shares. The options vest over a four-year period. The RSUs vest upon the satisfaction of a service-based requirement that is satisfied over a four-year period, and the occurrence of a liquidity event requirement, which will occur when the registration statement, of which this prospectus forms a part, is declared effective. The PSUs vest subject to the achievement of certain performance conditions involving our stock price following the expiration of the lock-up agreements with our underwriters in connection with our IPO or in connection with a change in control transaction. 50% of the PSUs vest if, prior to January 23, 2021, either: (i) our common stock price equals or exceeds $28.74 per share based on a volume weighted average price over 60 consecutive trading days; or (ii) our common stockholders receive at least $28.74 per share in net proceeds in a change in control transaction. In addition, 50% of the PSUs vest if, prior to January 23, 2022, either of the following events occur: (i) our common stock price equals or exceeds $45.98 per share based on a volume weighted average price over 60 consecutive trading days; or (ii) our common stockholders receive at least $45.98 per share in net proceeds in a change in control transaction. Any unvested PSUs will expire if they have not vested on or prior to the applicable deadline noted above, and will not be eligible for any accelerated vesting benefits in connection with a termination of employment or a change in control. Our board of directors approved the PSU award to Mr. Springer to motivate him to achieve financial milestones that would align with sustained growth of our business and benefit our stockholders.

Our offer letter agreement with Mr. Springer provides that upon the termination of his employment by us other than for cause, or by Mr. Springer with good reason, he will be entitled to receive the following severance benefits:

•	12 months of his then-current base salary and 100% of his target annual bonus for the year of termination;

•	company-paid COBRA premiums for up to 18 months following the termination date; and

•	an additional 12 months’ worth of vesting of his then-outstanding equity awards (excluding performance-vested awards).

Our offer letter agreement with Mr. Springer also provides that upon the termination of his employment by us other than for cause, or by Mr. Springer with good reason during the change in control period, he will be entitled to receive the following severance benefits:

•	12 months of his then-current base salary;

•	company-paid COBRA premiums for up to 12 months following the termination date; and

•	100% accelerated vesting of his then-outstanding equity awards (excluding performance-vested awards).

In addition, he is entitled to accelerated vesting as to 50% of any then-unvested equity awards (excluding the PSUs) on a change in control, if he remains employed by us through the closing.

Scott V. Olrich

We entered into an offer letter with Scott V. Olrich, our Chief Strategy and Marketing Officer, dated March 31, 2017. Mr. Olrich’s current base salary is $300,000 per year. Mr. Olrich is also eligible to receive target variable compensation of up to 50% of his base salary.

We have also entered into an amended and restated Retention Agreement with Mr. Olrich, effective March 27, 2018, which provides that upon the termination of his employment by us without cause or by Mr. Olrich with good reason, he will be eligible to receive the following severance benefits:

•	six months of his then-current base salary and 50% of his target annual bonus;

•	company-paid COBRA premiums for up to six months following his termination date; and

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•	an additional six months’ worth of vesting of his then-outstanding equity awards (excluding performance-vested awards).

Mr. Olrich’s Retention Agreement also provides that upon the termination of his employment by us without cause or by Mr. Olrich with good reason during the change in control period, he will be eligible to receive the following severance benefits:

•	twelve months of his then-current base salary;

•	company-paid COBRA premiums for up to twelve months following his termination date; and

•	100% accelerated vesting of his then-outstanding equity awards (excluding performance-vested awards).

In addition, he is entitled to accelerated vesting as to 25% of any then-unvested equity awards (excluding performance-vested awards) on a change in control, if he remains employed by us through the closing.

Kristen O. Wolberg

We entered into an offer letter with Kirsten O. Wolberg, our Chief Technology and Operations Officer, dated October 5, 2017. Ms. Wolberg’s current base salary is $320,000 per year. Ms. Wolberg is also eligible to receive an annual target bonus of up to 40% of her base salary.

We have also entered into a Retention Agreement with Ms. Wolberg, effective March 27, 2018, which provides that upon the termination of her employment by us without cause or by Ms. Wolberg with good reason, she will be eligible to receive the following severance benefits:

•	six months of her then-current base salary and 50% of her target annual bonus;

•	company-paid COBRA premiums for up to six months following her termination date; and

•	an additional 6 months’ worth of vesting of her then-outstanding equity awards (excluding performance-vested awards).

Ms. Wolberg’s Retention Agreement also provides that upon the termination of her employment by us without cause or by Ms. Wolberg with good reason within the change in control period, she will be eligible to receive the following severance benefits:

•	twelve months of her then-current base salary;

•	company-paid COBRA premiums for up to twelve months following her termination date; and

•	100% accelerated vesting of her then-outstanding equity awards (excluding performance-vested awards).

In addition, she is entitled to accelerated vesting as to 25% of any then-unvested equity awards (excluding performance-vested awards) on a change in control, if she remains employed by us through the closing.

Equity Incentive Plans

2018 Equity Incentive Plan

Our board of directors adopted our 2018 Plan in February 2018 and our stockholders approved our 2018 Plan in April 2018. The 2018 Plan became effective in connection with our IPO.

Our 2018 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance-based stock awards, and other stock awards, or collectively, stock awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

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Authorized Shares. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under our 2018 Plan after it becomes effective is the sum of (1) 19,000,000 shares, plus (2) any shares subject to outstanding stock options or other stock awards that were granted under our 2011 Plan (as defined below) that are forfeited, terminated, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2018 Plan will automatically increase on February 1 of each calendar year for 10 years, starting on February 1, 2019 (assuming the 2018 Plan becomes effective in calendar year 2018) and ending on and including February 1, 2028, in an amount equal to 5% of the total number of shares of our capital stock outstanding on January 31st immediately preceding the date of the automatic increase, or a lesser number of shares determined by our board of directors.

Shares subject to stock awards granted under our 2018 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2018 Plan. Additionally, shares become available for future grant under our 2018 Plan if they were issued under stock awards under our 2018 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Non-Employee Director Limit. The maximum number of shares of our common stock subject to stock awards granted under the 2018 Plan during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on our board of directors, will not exceed $600,000 in total value.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2018 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. Under our 2018 Plan, our board of directors has the authority to determine and amend the terms of awards, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the fair market value of a share of our common stock;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable upon exercise or settlement of the award.

Under our 2018 Plan, our board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase or strike price of any outstanding award;

•	the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash or other consideration; or

•	any other action that is treated as a repricing under GAAP.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2018 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2018 Plan is equal to 78,000,000, subject to capitalization adjustments.

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Restricted Stock Unit Awards. RSU awards are granted pursuant to RSU award agreements adopted by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any other form of legal consideration (including future services) that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance-Based Awards. Performance-based awards may contain vesting criteria set by our plan administrator that are subject to the satisfaction of one or more performance goals. The performance criteria on which such goals are based may be any one of, or combination of, the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) bookings; (34) the number of subscribers, including but not limited to unique subscribers; (35) employee retention; and (36) any other measures of performance selected by our plan administrator.

Other Stock Awards. The Plan administrator may grant other awards based in whole or in part by reference to our common stock. The Plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and the maximum number of shares reserved for issuance under our 2018 Plan, (2) the class and the maximum number of shares by which the share reserve may increase automatically each year, (3) the class and the maximum number of shares that may be issued upon the exercise of ISOs, and (4) the class and the number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2018 Plan provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than

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50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the plan administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder. The plan administrator may take one of the following actions with respect to such awards:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment or no payment, as determined by our board of directors; or

•

make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise, multiplied by the number of shares subject to the stock award. Any escrow, holdback, earnout or similar provisions in the definitive agreement for the transaction may apply to such payment to the holder of a stock award to the same extent and in the same manner as such provisions apply to holders of our common stock.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, awards granted under our 2018 Plan will not receive automatic acceleration of vesting and/or exercisability, although this treatment may be provided for in an award agreement or in any other written agreement between us and the participant. Under our 2018 Plan, a change in control generally will be deemed to occur in the event: (1) the acquisition by any a person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity; (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; or (4) an unapproved change in the majority of our board of directors.

Transferability. A participant generally may not transfer stock awards under our 2018 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2018 Plan.

Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2018 Plan. No stock awards may be granted under our 2018 Plan while it is suspended or after it is terminated.

2018 Employee Stock Purchase Plan

Our board of directors adopted in February 2018 and our stockholders approved in April 2018 our 2018 Employee Stock Purchase Plan, or ESPP. The ESPP became effective in connection with our IPO. The purpose

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of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of Internal Revenue Code of 1986, as amended, or the Code, for U.S. employees. In addition, the ESPP authorizes grants of purchase rights that do not comply with Section 423 of the Code under a separate non-423 component. In particular, where such purchase rights are granted to employees who are employed or located outside the United States, our board of directors may adopt rules that are beyond the scope of Section 423 of the Code.

Share Reserve. The ESPP authorizes the issuance of 3,800,000 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on February 1 of each calendar year, beginning on February 1, 2019 (assuming the ESPP becomes effective in calendar year ending December 31, 2018) and ending on and including February 1, 2028, by the lesser of (1) 1% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2) 3,800,000 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

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Corporate Transactions. In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Amended and Restated 2011 Equity Incentive Plan

General. Our board of directors adopted our 2011 Equity Incentive Plan, or our 2011 Plan, in January 2011, and our stockholders approved our 2011 Plan in April 2011. Our 2011 Plan was most recently amended in March 2018. Our 2011 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, and RSU awards, or collectively, stock awards.

Our 2018 Plan became effective in connection with our IPO. As a result, we do not expect to grant any additional awards under our 2011 Plan following that date. Any outstanding stock awards granted under our 2011 Plan will remain subject to the terms of such plan and applicable award agreements.

Authorized Shares. As of April 30, 2018 options to purchase 17,922,275 shares of common stock, at exercise prices ranging from $0.58 to $18.87 per share, or a weighted-average exercise price of $12.04 per share, were outstanding under our 2011 Plan.

Plan Administration. Our board of directors, or the compensation committee of our board of directors, has administered our 2011 Plan since its adoption. The compensation committee of our board of directors generally administers our 2011 Plan. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2011 Plan. Our board of directors may modify or amend stock awards, with the discretionary authority to extend the post-termination exercisability period of stock awards. In addition, our board of directors may institute and determine the terms and conditions of an exchange program.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares of our common stock that may be delivered under our 2011 Plan and/or the number, class, and price of shares covered by each outstanding stock award.

Corporate Transactions. In the event of a merger or change in control, the plan administrator may take one or more of the following actions with respect to stock awards granted under our 2011 Plan:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	upon written notice to a participant, arrange for the termination of a participant’s stock awards upon or immediately prior to the consummation of such transaction;

•

accelerate the vesting or arrange for the lapse of restrictions applicable to a stock award, in whole or in part, prior to or upon consummation of such merger or change in control, and terminate upon or immediately prior to the effectiveness of such merger or change in control;

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•

arrange for the termination of a stock award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such stock award or realization of the participant’s rights as of the date of the occurrence of the transaction; or

•	arrange for the replacement of such stock award with other rights or property selected by the plan administrator in its sole discretion.

A change in control is defined to include: (1) the sale or disposition of more than 50% of the voting power of our outstanding securities, excluding certain financing transactions; (2) a change in the effective control involving the replacement of at least a majority of members of the Board during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; and (3) a change in ownership of our assets, where a person acquires within a 12-month period at least 50% of the total gross fair market value of our assets.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

If the successor corporation does not assume or substitute for the stock award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding stock options and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse, and, with respect to stock awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Transferability. A participant may not transfer stock awards under our 2011 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2011 Plan.

Amendment or Termination. Our board of directors has the authority to amend, alter, suspend or terminate our 2011 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval our stockholders. No stock awards may be granted under our 2011 Plan while it is suspended or after it is terminated.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. We have not historically made discretionary contributions to the 401(k) plan for the benefit of employees. Employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

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•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses (including, among other things, attorneys’ fees), judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

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Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since February 1, 2015 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Management-Director Compensation” and “Executive Compensation.”

Series F Convertible Preferred Stock Financing

Between April and August 2015, we sold 15,884,865 shares of our Series F convertible preferred stock to 77 accredited investors at a price of $19.0931 per share, for aggregate proceeds of approximately $303.3 million. The following table summarizes the purchases of shares of our Series F convertible preferred stock by our directors, executive officers and holders of more than 5% of any class of our capital stock:

Related Party	Shares of Series F Preferred Stock (#)	Total Purchase Price ($)
Keith J. Krach Trust Dated 12/22/04(1)	52,374	999,982
Bain Capital Venture Coinvestment Fund, L.P.(2)	1,006,252	19,212,470
Bain Capital Venture Fund 2014, L.P.(2)	1,700,473	32,467,301
BCIP Venture Associates(2)	288,047	5,499,710
BCIP Venture Associates-B(2)	16,787	320,516

(1)	Keith J. Krach, our chairman and a member of our board of directors, is trustee of the Keith J. Krach Trust Dated 12/22/04.
(2)

Enrique Salem, a member of our board of directors, is affiliated with Bain Capital Venture Coinvestment Fund, L.P., Bain Capital Venture Fund 2014, L.P., BCIP Venture Associates and BCIP Venture Associates-B.

Stock Transfers

2015 Stock Repurchases

In June 2015, we repurchased 1,259,026 shares of common stock from employees, including shares underlying then-unexercised vested options, at a purchase price of $19.09310 per share for total cash consideration of $24,038,709, of which 52,000 shares of common stock were repurchased from William Neil Hudspith, an executive officer, for an aggregate purchase price of $881,561.20.

In June 2015, we repurchased 512,000 shares of our common stock from Thomas H. Gonser, Jr., a member of our board of directors, at a purchase price of $19.0931 per share, for an aggregate purchase price of $9,775,667.

2016 Stock Transfers

In April 2016, we and Peter Solvik, a member of our board of directors, entered into a stock purchase and sale agreement pursuant to which Mr. Solvik agreed to purchase, and the seller agreed to sell, an aggregate of 24,000 shares of our common stock at a purchase price of $11.00 per share, for an aggregate purchase price of $264,000, in addition to a $1,000 transaction fee paid to us by Mr. Solvik on behalf of the seller.

In April 2016, we and Thomas Howard Gonser, Jr., a member of our board of directors, and Ellen M. Gonser, Co-Trustees of the Thomas Howard Gonser, Jr. and Ellen M. Gonser Living Trust entered into stock purchase and sale agreements pursuant to which the trust agreed to sell, and the purchasers agreed to purchase, an aggregate of 172,000 shares of our common stock at a purchase price of $19.09 per share, less a $2,000 transaction fee paid to us, for an aggregate purchase price of $3,283,480.

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Pursuant to 17 C.F.R. Section 200.83

Employment of an Immediate Family Member

William Hudspith, the son of William Neil Hudspith, one of our executive officers, is employed by us as a Commercial Sales Account Executive. During the year ended January 31, 2018, William Hudspith received total cash compensation of approximately $127,000. William Hudspith’s cash compensation was determined based on external market compensation data for similar positions and internal pay equity when compared to the compensation paid to employees with similar experience serving in similar positions who were not related to a member of our board of directors. In July 2014, William Hudspith received options to purchase up to 6,000 shares of our common stock at an exercise price of $10.41 per share, subject to certain vesting conditions. In March 2015, William Hudspith received an option to purchase up to 111 shares of our common stock at an exercise price of $13.43 per share, subject to certain vesting conditions. In 2016, William Hudspith received 1,500 RSUs and 100 PSUs, subject to certain vesting conditions. In 2017, William Hudspith received 1,790 RSUs, subject to certain vesting conditions. William Hudspith has received and continues to be eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who are not related to a member of our board of directors.

Gordon Lavigne, the son of Louis J. Lavigne, Jr., a member of our board of directors, was previously employed by us as a Mid-Market Account Executive. During the year ended January 31, 2018, Gordon Lavigne received total cash compensation of approximately $90,000. Gordon Lavigne’s cash compensation was determined based on external market compensation data for similar positions and internal pay equity when compared to the compensation paid to employees with similar experience serving in similar positions who were not related to a member of our board of directors. In addition, Gordon Lavigne received 465 RSUs in connection with his employment.

Supply Agreements

We entered into a Strategic Alliance Agreement with the National Association of Realtors, or NAR, dated November 14, 2009. From February 1, 2015 to January 31, 2018, we have paid NAR a total of $0.9 million in connection with a service and joint promotion arrangement. As part of the agreement, DocuSign is the official and exclusive provider of electronic signature services under NAR’s Realtor Benefits Program, which provides preferred pricing on various services to NAR members. This is an important part of our real estate business. Dale Stinton, a former member of our board of directors, was the Chief Executive Officer of NAR at the time the agreement was executed, but he stepped down from this position in August 2017.

We entered into a Master Partner Agreement with zipLogix dated March 7, 2010. From February 1, 2015 to January 31, 2018, we have paid a total of $4.9 million in connection with a shared revenue and marketing arrangement. NAR holds over 10% of the outstanding equity of zipLogix.

We believe that our transactions with the NAR and zipLogix were on commercially reasonable terms no less favorable to us than could have been obtained from unaffiliated third parties. The terms of our transactions with NAR and zipLogix have been ratified and approved by our audit committee, without the participation of Mr. Stinton.

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements

In connection with our convertible preferred stock financings, we entered into investors’ rights, management rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. The parties to these agreements include Mr. Solvik and Mr. Hinshaw, both directors, entities affiliated with Mr. Lavigne, a director, an entity affiliated with Mr. Salem, a director, and entities affiliated with Mr. Krach, a director and holder of five percent of our capital stock, Sigma Partners, Ignition Partners and Frazier Technology Ventures II, L.P. These stockholder agreements terminated upon the closing of our IPO, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Stockholder Registration Rights.”

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Employment Arrangements

We have entered into offer letter agreements and retention agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Employment, Severance and Change in Control Arrangements.”

Equity Grants to Directors and Executive Officers

We have granted stock options and RSUs to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see “Management—Director Compensation” and “Executive Compensation.”

Indemnification Agreements

Our amended and restated bylaws and the indemnification agreements require us to indemnify our directors and executive officers to the fullest extent permitted by law. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transactions Policy

We currently have a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not considered related party transactions under this policy. A transaction, arrangement or relationship in which a related person’s participation is solely due to such related person’s position as a director of an entity that is participating in such transaction, arrangement or relationship would not be considered a related party transaction under this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things: all of the parties to the transaction; the material facts of the proposed transaction; the interests, direct and indirect, of the related persons; the purpose of the transaction; the benefits to us of the transaction; whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally; and management’s recommendation with respect to the proposed transaction. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy.

In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Certain of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of August 30, 2018 for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

The percentage ownership information shown in the table prior to this offering and after this offering is based upon              shares of common stock outstanding as of August 30, 2018.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before October 29, 2018, which is 60 days after August 30, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Except as otherwise noted below, the address for persons listed in the table is c/o DocuSign, Inc., 221 Main St., Suite 1000, San Francisco, California 94105.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares Being Sold	Shares Beneficially Owned After this Offering
	Number	Percentage		Number	Percentage
5% or greater stockholders and selling stockholders:
Entities affiliated with Sigma Partners(1)	16,425,384
Entities affiliated with Ignition Partners(2)	14,912,156
Frazier Technology Ventures II, L.P.(3)	9,203,071
All Other Selling Stockholders ( persons)(4)

Named executive officers and directors:
Daniel D. Springer(5)	875,402	*	—	875,402	*
Scott Olrich(6)	225,000	*	—	225,000	*
Kirsten Wolberg(7)	—	—	—	—	—
Keith J. Krach(8)	8,370,708
Thomas H. Gonser, Jr.(9)	2,169,229		—	2,169,229
John M. Hinshaw(10)	102,658	*	—	102,658	*
Blake J. Irving	—	—	—	—	—
Louis J. Lavigne, Jr.(11)	176,842	*	—	176,842	*
Mary G. Meeker(12)	—	—	—	—	—
Enrique T. Salem(13)	195,880	*	—	195,880	*
S. Steven Singh	—	—	—	—	—
Peter Solvik(14)	16,534,885
Inhi Cho Suh	—	—	—	—	—
Mary Agnes Wilderotter(15)	6,483	*	—	6,483	*
All current directors and executive officers as a group (20 persons)(19)	31,299,204

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (a)(i) 13,706,202 shares held by Sigma Partners 7, L.P., (ii) 861,896 shares held by Sigma Associates 7, L.P., and (iii) 159,856 shares held by Sigma Investors 7, L.P., or collectively, the Sigma 7 Entities, (b)(i) 1,565,077 shares held by Sigma Partners 8, L.P., (ii) 56,947 shares held by Sigma Associates 8, L.P., and (iii) 16,813 shares held by Sigma Investors 8, L.P., or collectively, the Sigma 8 Entities, (c) 3,342 shares held by Jackson Square Associates I, L.P., and (d) 55,251 shares held by Jackson Square Ventures I, L.P. Sigma Management 8, L.L.C., or Sigma Management 8, the general partner of the Sigma 8 Entities, has sole voting and dispositive power over the shares held by the Sigma 8 Entities. Sigma Management 7, L.L.C., or Sigma Management 7, the general partner of the Sigma 7 Entities, has sole voting and dispositive power over the shares held by the Sigma 7 Entities. Mr. Solvik, Robert Davoli, Fahri Diner, Paul Flanagan, Lawrence Fitch, Gregory Gretsch, John Mandile, Robert Spinner, and Wade Woodson are managing members of Sigma Management 7 and Sigma Management 8, and Mr. Solvik has voting and dispositive power with respect to the shares held by the Sigma 7 Entities and Sigma 8 Entities. Jackson Square Ventures, LLC is the managing member of Jackson Square Associates I, L.P. and Jackson Square Ventures I, L.P., or together, the JSV Funds. Mr. Solvik, Josh Breinlinger, Gregory Gretsch, and Robert Spinner are managing members of Jackson Square Ventures, LLC, and Mr. Solvik has share voting and dispositive power with respect to the shares held by the JSV Funds. The principal business address for each of these entities is 2105 S. Bascom Avenue, Suite 370, Campbell, California, 95008.

(2)

Consists of (a) 742,758 shares held by Ignition Managing Directors Fund II, LLC and (b) 14,169,398 shares held by Ignition Venture Partners II, L.P. Ignition GP II, LLC possesses all voting and dispositive power with respect to shares held by Ignition Venture Partners II, L.P. A board of nine managing directors controls all voting and dispositive power with respect to Ignition GP II, LLC, including with respect to shares held by Ignition Venture Partners II, L.P. and Ignition Managing Directors Fund II, LLC. The board is comprised

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

of Jonathan Roberts, Jon Anderson, John Connors, Robert Headley, Steve Hooper, Cameron Myhrvold, Brad Silverberg, Rich Tong and John Zagula. The principal business address for each of these entities is 350 106th Avenue NE, 1st Floor, Bellevue, Washington 98004.
(3)

Consists of 9,203,071 shares held by Frazier Technology Ventures II, L.P, or FTV II. FTVM II, L.P., or FTVM II, is the sole general partner of FTV II. Scott Darling, Len Jordan and Frazier Management LLC are all of the members of Frazier Technology Management, L.L.C., the sole general partner of FTVM II, and therefore share voting and dispositive power with respect to the shares held by FTV II. The members disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares, The principal business address for each of these entities is 601 Union Street, Suite 3200, Seattle, Washington 98101.

(4)	Represents shares held by selling stockholders not listed above, who, as a group, own less than 1% of our outstanding common stock prior to this offering.
(5)

Consists of 875,402 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Springer holds 2,108,420 shares issuable pursuant to RSUs, 882,120 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018. Mr. Springer also holds 1,379,201 shares issuable pursuant to PSUs, none of which will be vested or settled within 60 days of August 30, 2018.

(6)

Consists of 225,000 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Olrich holds 400,000 shares issuable pursuant to RSUs, 150,000 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018. Mr. Olrich also holds 440,000 shares issuable pursuant to PSUs, none of which will be vested or settled within 60 days of August 30, 2018.

(7)	Ms. Wolberg holds 250,000 shares issuable pursuant to RSUs, 3,125 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.
(8)

Consists of (a) 7,406,018 shares held directly by Mr. Krach, (b) 671,967 shares held in trust for which Mr. Krach is trustee and (c) 237,988 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Krach holds 187,602 shares issuable pursuant to RSUs, 150,942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.

(9)

Consists of (a) 1,469,092 shares in trust for which Thomas Howard Gonser, Jr. and Ellen M. Gonser are co-trustees and (b) 700,137 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Gonser holds 43,770 shares issuable pursuant to RSUs, 33,442 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.

(10)

Consists of (a) 63,492 shares held by Mr. Hinshaw and (b) 39,166 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Hinshaw holds 3,770 shares issuable pursuant to RSUs, 942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.

(11)

Consists of (a) 35,633 shares held by Louis J. Lavigne, Jr. and Nancy Rothman, (b) 44,905 shares held in trust for which Mr. Lavigne is trustee, (c) 47,346 shares held by Spring Development Group, LLC and (d) 48,958 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Lavigne holds 3,770 shares issuable pursuant to RSUs, 942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018. Mr. Lavigne is the managing member of Spring Development Group, LLC and has sole voting and dispositive power over the shares held by Spring Development Group, LLC.

(12)	Ms. Meeker holds 3,770 shares issuable pursuant to RSUs, 942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.
(13)

Consists of (a) 57,111 shares held directly by Mr. Salem, (b) 89,811 shares held by NPI Capital, LLC, and (c) 48,958 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Mr. Salem holds 3,770 shares issuable pursuant to RSUs, 942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018. Mr. Salem is a managing member of NPI Capital, LLC, and has sole voting and dispositive power over the shares held by

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

NPI Capital, LLC. Excludes 5,295,905 shares held by funds affiliated with Bain Capital Venture Investors, LLC. Mr. Salem is a Managing Director of Bain Capital Venture Investors, LLC and as a result may be deemed to share beneficial ownership of the shares held by funds affiliated with Bain Capital Venture Investors, LLC. The principal business address for Bain Capital Venture Investors, LLC, Mr. Salem and NPI Capital, LLC is the John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(14)

Consists of (a) 103,043 shares held directly by Mr. Solvik, (b) 6,458 shares held directly by or jointly with Becky Christian and (c) 16,425,384 shares held by entities affiliated with Sigma Partners. Mr. Solvik holds 3,770 shares issuable pursuant to RSUs, 942 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.

(15)

Consists of 3,000 shares issuable upon exercise of options exercisable within 60 days of August 30, 2018. Ms. Wilderotter holds 3,770 shares issuable pursuant to RSUs, 3,482 of which will be vested within 60 days of August 30, 2018, all of which are expected to settle within 60 days of August 30, 2018.

(19)

Includes (a) 26,450,719 shares held by the directors and executive officers (or their affiliated funds) and (b) 4,787,196 shares issuable pursuant to stock options exercisable within 60 days of August 30, 2018. The directors and executive officers hold 7,710,288 shares issuable pursuant to RSUs, 2,984,695 of which will be vested within 60 days of August 30, 2018, but none of which are expected to settle within 60 days of August 30, 2018.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Common Stock

Our amended and restated certificate of incorporation authorizes us to issue up to 500 million shares of our common stock, $0.0001 par value per share, and 10 million shares of preferred stock, $0.0001 par value per share.

As of July 31, 2018, there were 156,785,672 shares of our common stock outstanding held by 968 stockholders of record.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.

Stock Options

As of April 30, 2018, options to purchase an aggregate of 17,922,275 shares of common stock were outstanding under our 2011 Plan and 19,229,375 additional shares of common stock were available for future grant under our 2018 Plan. For additional information regarding the terms of this plan see the section titled “Executive Compensation—Equity Incentive Plans.”

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Restricted Stock Units (RSUs)

As of April 30, 2018, we had outstanding RSUs that may be settled for an aggregate of 15,001,265 shares of our common stock granted pursuant to our 2011 Plan and our 2018 Plan. For additional information regarding the terms of this plan, see the section titled “Executive Compensation—Equity Incentive Plans.” For additional information, see “Risk Factors—We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs. The manner in which we fund these expenditures may have an adverse effect on our financial condition.”

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of April 30, 2018, a warrant to purchase 22,468 shares of our common stock was outstanding, with an exercise price of $0.8829 per share.

The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain equipment advances, stock dividends, stock splits, reorganizations, reclassifications, consolidations, or similar events affecting our common stock, and diluting issuances. The holder of the shares issuable upon exercise of the warrant is entitled to piggyback registration rights with respect to such shares as described in greater detail below in the section titled “—Registration Rights.”

Stockholder Registration Rights

Certain holders of shares of our common stock, including substantially all of our former preferred stockholders, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors, are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investors’ rights agreement described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire (i) five years after the effective date of the registration statement, of which this prospectus forms a part, (ii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period, or (iii) upon termination of the investors’ rights agreement.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Demand Registration Rights

The holders of the registrable securities are entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Shares Eligible for Future Sale” at any time beginning on the earlier of April 2018 or 180 days following the closing of our IPO, the holders of at least 25% of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $5,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities are entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and our amended and amended and restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our amended and restated bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

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The combination of these provisions make it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could delay or impede the success of any attempt to change our control.

These provisions are intended to facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies. These provisions could discourage potential takeover attempts. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “DOCU.”

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

A total of 156,785,672 shares of our common stock were outstanding as of July 31, 2018. Of these shares, the 24,955,000 shares sold in our IPO, along with the shares of common stock to sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act.

The remaining shares of our common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 or 701 promulgated under the Securities Act.

Based on the number of shares outstanding as of July 31, 2018, under these various lock-up agreements, subject to volume and other restrictions of Rule 144 or Rule 701, shares will be released and become available for sale in the public market as follows:

•

approximately             million shares held by non-executive employees beginning on October 24, 2018, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701; provided, however, that these employees are subject to our insider trading policy, which prohibits trading in our capital stock until the second business day after we release earnings for the quarter ending October 31, 2018, which we currently expect to occur in the second week of December 2018;

•	approximately million shares held by non-employee stockholders that are not participating in this offering on October 24, 2018; and

•

approximately              million shares held by our directors, executive officers and the selling stockholders in this offering beginning on the earlier of (i) 91 days after the date of this prospectus and (ii) the day following two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

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•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1.5 million shares immediately after the closing of this offering based on the number of shares outstanding as of July 31, 2018; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are subject to the expiration of the lock-up agreements and market standoff provisions described below.

Form S-8 Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement are eligible for sale in the public market without restriction under the Securities Act, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

Lock-Up Agreements and Market Standoff Provisions

In connection with our IPO, we, the selling stockholders in our IPO, our directors and officers, and the holders of substantially all of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock are subject to market standoff agreements with us or have entered into lock-up agreements with the underwriters agreeing, subject to certain exceptions, not to offer, sell, or transfer any such common stock or securities for our common stock until October 24, 2018 without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters in our IPO.

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Pursuant to 17 C.F.R. Section 200.83

In connection with this offering, subject to certain exceptions described in the section titled “Underwriters,” we have agreed with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters that, for a period of 90 days following the date of this prospectus, we will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, on behalf of the underwriters. In addition, subject to certain exceptions described in the section titled “Underwriters,” our directors, our executive officers and the selling stockholders in this offering have agreed with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters that, until the earlier of (i) 90 days following the date of this prospectus and (ii) two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018, they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, on behalf of the underwriters. See the section titled “Underwriters” for a more complete description of the lock-up agreements with the underwriters.

Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain the market stand-off provisions referenced above, which impose restrictions on the ability of such security holders to offer, sell or transfer our equity securities for the period ending October 24, 2018, which is the 180th day following the date of the prospectus for our IPO.

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our IPO described above.

Registration Rights

The holders of approximately                  million shares of our common stock, or their transferees, are entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Stockholder Registration Rights” for additional information.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

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Pursuant to 17 C.F.R. Section 200.83

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an

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applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding

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was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our common stock after December 31, 2018.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

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UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders:	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

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The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “DOCU.”

We, the selling stockholders and all directors and officers are subject to lock-up agreements with the underwriters agreeing that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus in our case, and during the period ending on the earlier of (i) 90 days after the date of this prospectus and (ii) two full trading days after the public dissemination of our earnings results for the quarter ending October 31, 2018 in the case of our directors, our officers and the selling stockholders (as applicable, the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to our directors, officers or certain other holders of our common stock in certain circumstances, including the (i) transfers of our common stock acquired in open market transactions after the completion of this offering provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (ii) transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iii) distributions of our common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, or to an entity controlled or managed by an affiliate provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iv) distributions of our common stock to the stockholders, partners or members of such holders provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (v) the exercise of options, settlement of RSUs or other equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, or the exercise of warrants outstanding described in this prospectus provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made within 60 days after the date of the final prospectus; (vi) transfers of our common stock to us for the net exercise of options, settlement of RSUs or warrants granted pursuant to our equity incentive plans or to cover tax withholding for grants pursuant to our equity incentive plans, provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made within 60 days after the date of the final prospectus; (vii) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act provided that such plan does not provide for the transfer of common stock during the restricted period; (viii) transfers of our common stock pursuant to a domestic order, divorce settlement or other court order; (ix) transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares; (x) sale of our common stock to the underwriters pursuant to the underwriting agreement; and (xi) transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The lock-up restrictions described above do not apply to us with respect to certain customary transactions, including in connection with our issuance of up to 5% of our outstanding shares of common stock immediately following the closing of this offering in acquisitions or other similar strategic transactions.

Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates are our customers or have been customers from time to time and may be customers in the future. Certain of the underwriters and their respective affiliates own or have owned shares of our capital stock.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Chile

The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i. the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii. the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Cooley LLP is representing us in this offering. Davis Polk & Wardwell LLP, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of DocuSign, Inc. as of January 31, 2017 and 2018 and for each of the three years in the period ended January 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.DocuSign.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DocuSign, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DocuSign, Inc. and its subsidiaries as of January 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for each of the three years in the period ended January 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 3, 2018

We have served as the Company’s auditor since 2009.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONSOLIDATED BALANCE SHEETS

	January 31		Pro Forma January 31, 2018
(in thousands, except share and per share data)	2017	2018
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$190,556	$256,867	$256,867
Restricted cash	688	569	569
Accounts receivable	95,673	123,750	123,750
Contract assets—current	7,415	14,260	14,260
Prepaid expenses and other current assets	19,791	23,349	23,349

Total current assets	314,123	418,795	418,795
Property and equipment, net	63,679	63,019	63,019
Goodwill	35,782	37,306	37,306
Intangible assets, net	22,971	14,148	14,148
Deferred contract acquisition costs—noncurrent	56,019	75,535	75,535
Other assets—noncurrent	7,064	11,170	11,170

Total assets	$499,638	$619,973	$619,973

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$19,043	$23,713	$23,713
Accrued expenses	10,550	15,734	15,734
Accrued compensation	41,793	50,852	50,852
Contract liabilities—current	187,326	270,188	270,188
Deferred rent—current	1,447	1,758	1,758
Other liabilities—current	9,714	11,574	11,574

Total current liabilities	269,873	373,819	373,819
Contract liabilities—noncurrent	2,825	7,736	7,736
Deferred rent—noncurrent	23,523	23,044	23,044
Deferred tax liability—noncurrent	2,437	2,511	2,511
Other liabilities—noncurrent	2,295	4,010	3,565

Total liabilities	300,953	411,120	410,675

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock; $0.0001 par value; 100,603,444 shares authorized; 100,226,099 shares issued and outstanding as of January 31, 2017 and 2018; $548,910 liquidation preference as of January 31, 2017 and 2018; no shares outstanding as of January 31, 2018, pro forma	546,040	547,501	—
Stockholders’ (deficit) equity
Common stock, $0.0001 par value; 185,000,000 shares authorized; 29,439,051 and 35,699,843 shares outstanding as of January 31, 2017 and 2018; 136,049,851 shares outstanding as of January 31, 2018, pro forma	3	4	14
Additional paid-in capital	105,432	160,265	949,482
Accumulated other comprehensive income (loss)	(2,746)	3,403	3,403
Accumulated deficit	(450,044)	(502,320)	(743,601)

Total stockholders’ (deficit) equity	(347,355)	(338,648)	209,298

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$499,638	$619,973	$619,973

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended January 31,
(in thousands, except share and per share data)	2016	2017	2018
Revenue:
Subscription	$229,127	$348,563	$484,581
Professional services and other	21,354	32,896	33,923

Total revenue	250,481	381,459	518,504

Cost of revenue:
Subscription	48,656	73,363	83,834
Professional services and other	25,199	29,114	34,439

Total cost of revenue	73,855	102,477	118,273

Gross profit	176,626	278,982	400,231

Operating expenses:
Sales and marketing	170,006	240,787	277,930
Research and development	62,255	89,652	92,428
General and administrative	63,669	64,360	81,526

Total expenses	295,930	394,799	451,884

Loss from operations	(119,304)	(115,817)	(51,653)
Interest expense	(780)	(611)	(624)
Interest income and other income (expense), net	(3,508)	1,372	3,135

Loss before provision for (benefit from) income taxes	(123,592)	(115,056)	(49,142)
Provision for (benefit from) income taxes	(1,033)	356	3,134

Net loss	$(122,559)	$(115,412)	$(52,276)

Net loss per share attributable to common stockholders, basic and diluted	$(4.76)	$(4.17)	$(1.66)

Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	26,052,441	28,019,818	32,293,729
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.37)
Weighted-average number of shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			140,058,280

Other comprehensive loss:
Foreign currency translation gains (losses), net of tax	(1,980)	651	6,149

Comprehensive loss	$(124,539)	$(114,761)	$(46,127)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balances at January 31, 2015	84,094,978	$240,125	26,510,972	$3	$51,588	$(1,417)	$(212,073)	$(161,899)
Exercise of stock options	—	—	2,715,007	—	6,700	—	—	6,700
Repurchase of shares from employees	—	—	(1,791,026)	—	(34,192)	—	—	(34,192)
Compensation expense in relation to tender offer	—	—	—	—	4,327	—	—	4,327
Employee stock-based compensation expense	—	—	—	—	27,745	—	—	27,745
Non-employee stock-based compensation expense	—	—	—	—	907	—	—	907
Issuance of Series F preferred stock, net of issuance costs of $469	15,884,865	302,823	—	—	—	—	—	—
Accretion of preferred stock	—	1,410	—	—	(1,410)	—	—	(1,410)
Exercise of preferred stock warrants	246,256	226	—	—	3,798	—	—	3,798
Vesting of early exercise liability	—	—	—	—	2,418	—	—	2,418
Net loss	—	—	—	—	—	—	(122,559)	(122,559)
Foreign currency translation adjustment	—	—	—	—	—	(1,980)	—	(1,980)

Balances at January 31, 2016	100,226,099	544,584	27,434,953	3	61,881	(3,397)	(334,632)	(276,145)
Exercise of stock options	—	—	2,043,682	—	8,122	—	—	8,122
Repurchase of shares from employees	—	—	(39,584)	—	(85)	—	—	(85)
Employee stock-based compensation expense	—	—	—	—	34,310	—	—	34,310
Non-employee stock-based compensation expense	—	—	—	—	1,276	—	—	1,276
Accretion of preferred stock	—	1,456	—	—	(1,456)	—	—	(1,456)
Vesting of early exercise liability	—	—	—	—	1,384	—	—	1,384
Net loss	—	—	—	—	—	—	(115,412)	(115,412)
Foreign currency translation adjustment	—	—	—	—	—	651	—	651

Balances at January 31, 2017	100,226,099	546,040	29,439,051	3	105,432	(2,746)	(450,044)	(347,355)
Exercise of stock options	—	—	6,260,792	1	26,432	—	—	26,433
Employee stock-based compensation expense	—	—	—	—	28,496	—	—	28,496
Non-employee stock-based compensation expense	—	—	—	—	1,366	—	—	1,366
Accretion of preferred stock	—	1,461	—	—	(1,461)	—	—	(1,461)
Net loss	—	—	—	—	—	—	(52,276)	(52,276)
Foreign currency translation adjustment	—	—	—	—	—	6,149	—	6,149

Balances at January 31, 2018	100,226,099	$547,501	35,699,843	$4	$160,265	$3,403	$(502,320)	$(338,648)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,
(in thousands)	2016	2017	2018
Cash flows from operating activities:
Net loss	$(122,559)	$(115,412)	$(52,276)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	11,625	18,144	21,677
Deferred income taxes	(1,166)	12	(996)
Amortization of deferred contract acquisition costs	14,838	22,332	28,643
Amortization of intangible assets	5,995	10,325	10,043
Stock-based compensation expense	32,664	35,443	29,747
Revaluation of warrants to fair value	802	32	26
Net (gain) loss on disposal of property and equipment	—	257	(414)
Foreign currency (gain) loss	3,500	(2,054)	(1,458)
Changes in operating assets and liabilities
Accounts receivable	(34,696)	(17,454)	(28,077)
Contract assets	(1,500)	(7,111)	(6,934)
Prepaid expenses & other current assets	(11,792)	1,565	(3,004)
Deferred contract acquisition costs	(31,652)	(34,075)	(48,716)
Other assets	(2,684)	(346)	(2,635)
Accounts payable	7,955	4,890	2,864
Accrued expenses	440	(2,596)	5,992
Accrued compensation	11,403	9,532	9,168
Contract liabilities	40,104	60,440	87,774
Deferred rent	7,136	14,979	(168)
Other liabilities	1,592	(3,693)	3,723

Net cash (used in) provided by operating activities	(67,995)	(4,790)	54,979

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(51,860)	—	(299)
Proceeds from sale of short-term investments	—	1,785	—
Proceeds from sale of business held for sale	—	665	467
Purchases of property and equipment	(28,305)	(43,330)	(18,929)

Net cash used in investing activities	(80,165)	(40,880)	(18,761)

Cash flows from financing activities:
Proceeds from issuance of Series F preferred stock, net of offering costs	302,823	—	—
Proceeds from the exercise of stock options	4,851	8,122	26,433
Repurchase of shares from employees	—	(85)	—
Repurchase of common stock in tender offer	(32,344)	—	—
Proceeds from the exercise of preferred stock warrants	154	—	—
Proceeds from debt facilities, net of issuance costs	34,444	—	—
Principal payments on debt facilities	(35,072)	—	—
Payment of holdback from a prior acquisition	—	—	(390)
Payment of deferred offering costs	—	—	(315)

Net cash provided by financing activities	274,856	8,037	25,728

Effect of foreign exchange on cash, cash equivalents and restricted cash	(1,483)	(334)	4,246

Net increase (decrease) in cash, cash equivalents and restricted cash	125,213	(37,967)	66,192

Cash, cash equivalents and restricted cash at beginning of year	103,998	229,211	191,244

Cash, cash equivalents and restricted cash at end of year	$229,211	$191,244	257,436

Supplemental disclosure:
Cash paid for interest	$744	$602	$599
Cash paid for taxes	263	229	617

Non-cash activity:
Fixed assets received but not paid for as of year-end	$1,606	$3,325	$3,967
Net settlement repurchase of common stock in tender offer	1,848	—	—
Accretion of preferred stock	1,410	1,456	1,461
Vesting of early exercised stock options	2,418	1,384	—
Deferred offering costs accrued, unpaid	—	—	1,381

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

Organization and Description of Business

DocuSign, Inc. (“we,” “our,” or “us”) was incorporated in the State of Washington on April 2, 2003. In March 2015, we reincorporated in the state of Delaware.

We provide a platform that enables businesses of all sizes to digitally prepare, execute and act on agreements, thereby simplifying and accelerating the process of doing business.

Certain prior year amounts have been reclassified to conform to current year presentation. These amounts were not material to any of the periods presented.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements include those of DocuSign, Inc. and our subsidiaries, after elimination of all intercompany accounts and transactions. We have prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our fiscal year ends on January 31. References to fiscal 2018, for example, are to the fiscal year ended January 31, 2018.

2.	Summary of Significant Accounting Policies

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of January 31, 2018, assumes all shares of our convertible preferred stock had automatically converted into an aggregate of 100,350,008 shares of our common stock upon the completion of a qualifying initial public offering (“IPO”). The shares of common stock issuable and the proceeds we expect to receive upon the completion of a qualifying IPO are excluded from such pro forma financial information. The unaudited pro forma balance sheet information also assumes the conversion of outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock and the resultant reclassification of the warrant liability of $0.4 million to additional paid-in capital upon the completion of the IPO.

We granted certain employees restricted stock units (“RSUs”) with both service-based and performance-based vesting conditions. The performance-based requirement is satisfied on the earlier of: (1) a change in control or (2) the effective date of an IPO. The RSUs vest on the first date upon which both the service-based and performance-based requirements are satisfied. If the RSUs vest, we will deliver one share of common stock for each vested RSU on the applicable settlement date. We will record stock-based compensation expense relating to RSUs that vest upon the IPO on the effectiveness of our IPO. Accordingly, the unaudited pro forma balance sheet information as of January 31, 2018 gives effect to stock-based compensation expense of approximately $241.3 million associated with all the RSUs for which the service-based condition was fully satisfied as of January 31, 2018. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. No RSUs have been included in the unaudited pro forma balance sheet disclosure of shares outstanding as the settlement of these shares will take place subsequent to the IPO. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. We are required to withhold taxes on such value at applicable minimum statutory rates. We are unable to quantify these obligations as of

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

January 31, 2018 and will remain unable to quantify them until the settlement of the RSUs, as the withholding obligations will be based on the value of the shares on the settlement date.

Unaudited Pro Forma Loss Per Share Attributable to Common Stockholders

The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability as the warrants will be converted into warrants to purchase common stock and the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital in conjunction with the IPO.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed to give effect to the automatic conversion of 100,226,099 shares of our outstanding convertible preferred stock into 100,350,008 shares of common stock in connection with the IPO. We used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

The pro forma share amounts include shares of common stock issued for the RSUs granted to employees with both service-based and performance-based conditions, for which the service-based condition was fully satisfied as of January 31, 2018. These RSUs will vest upon the satisfaction of the performance condition in connection with the IPO. Stock-based compensation expense associated with these RSUs is excluded from the pro forma presentation. If the IPO had occurred on January 31, 2018, we would have recorded $241.3 million to stock-based compensation related to these RSUs.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include those related to the allocation of revenue between recognized and deferred amounts, allowance for bad debts, goodwill, and intangible assets, deferred contract acquisition costs, customer benefit period, fair value of financial instruments, valuation of stock-based compensation, valuation of common stock, valuation of warrant liabilities, and the valuation allowance for deferred income taxes.

Concentration of Credit Risk

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Although we deposit our cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. We have not experienced any losses on our deposits of cash and cash equivalents. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists.

No customer individually accounted for more than 10% of our revenues for the years ended January 31, 2016, 2017 and 2018. One of our customers accounted for 13% and 10% of our accounts receivable as of January 31, 2017 and 2018, respectively. We perform ongoing credit evaluations of our customers, do not require collateral and maintain allowances for potential credit losses on customers’ accounts when deemed necessary.

Revenue Recognition

We elected to early adopt Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers, effective February 1, 2017, using the full retrospective transition method. Under this method, we are presenting the consolidated financial statements for the years ended January 31, 2016, 2017 and 2018 as if ASC 606 had been effective for those periods. We applied a practical expedient not to disclose the amount of the transaction price allocated to the remaining performance obligations for contracts with an original expected duration of one year or less.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. To achieve the core principle of this new standard, we apply the following steps:

1.	Identification of the contract, or contracts, with the customer

We consider the terms and conditions of the contract and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract is approved, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2.	Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services and the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Our performance obligations consist of (i) subscription services, (ii) professional services, (iii) on-premises solutions, and (iv) maintenance and support for on-premises solutions.

3.	Determination of the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

4.	Allocation of the transaction price to the performance obligation in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”).

5.	Recognition of the revenue when, or as, we satisfy a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized when control of the service is transferred to the customer, in an amount that reflects the consideration that we expect to receive in exchange for those services. We generate all our revenue from contracts with customers.

Subscription Revenue

We generate revenue primarily from sales of subscriptions to access our platform and related subscriptions of our customers. Subscription arrangements with customers do not provide the customer with the right to take possession of our software operating our platform at any time. Instead, customers are granted continuous access to our platform over the contractual period. A time-elapsed method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to subscription revenue is generally recognized on a straight-line basis over the contract term beginning on the date access to our platform is provided, as long as other revenue recognition criteria have been met.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The typical subscription term is one to three years. Most of our contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if we fail to perform in accordance with the contractual terms. Some of our customers have the option to purchase additional subscription services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above our SSP and, as such, would not result in a separate performance obligation.

Professional Services and Other Revenue

Professional services and other revenue consists of fees associated with consulting and training services from assisting customers in implementing and expanding the use of our platform. These services are distinct from subscription services. Professional services do not result in significant customization of the subscription service. Revenue from professional services provided on a time and materials basis is recognized as the services are performed. Other revenue includes amounts derived from the sale of our on-premises solutions, which are recognized upon passage of control, which occurs upon shipment of the product. The maintenance and support on the on-premises solutions is a stand-ready obligation to perform this service over the term of the arrangement and, as a result, is accounted for ratably over the term of the arrangement.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple performance obligations that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP is consistent with our overall pricing objectives, taking into consideration the type of subscription services and professional and other services. SSP also reflects the amount we would charge for that performance obligation if it were sold separately in a standalone sale, and the price we would sell to similar customers in similar circumstances.

Variable Consideration

Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

If our services do not meet certain service level commitments, our customers are entitled to receive service credits, and in certain cases, refunds, each representing a form of variable consideration. We have historically not experienced any significant incidents affecting the defined levels of reliability and performance as required by our subscription contracts. Accordingly, the amount of any estimated refunds related to these agreements in the consolidated financial statements is not material during the periods presented.

Deferred Contract Acquisition Costs

We capitalize sales commissions, certain parts of the company bonus, and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract.

Sales commissions for renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rates between new and renewal contracts. Commissions paid upon the initial acquisition of a

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

contract are amortized over an estimated period of benefit of five years while commissions paid related to renewal contracts are amortized over an estimated period of benefit of two years. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. Commissions paid on professional services are typically amortized in accordance with the associated revenue as the commissions paid on new and renewal professional services are commensurate with each other. We determine the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration our initial estimated customer life and the technological life of our platform and related significant features. We determine the period of benefit for renewal subscription contracts by considering the average contractual term for renewal contracts. Amortization of deferred contract acquisition costs is primarily included in the “Sales and marketing” expense in the consolidated statements of operations and comprehensive loss.

We periodically review these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no material impairment losses recorded during the periods presented.

Deferred Contract Fulfillment Costs

We capitalize third-party costs to fulfill contracts with a customer in “Prepaid expenses and other current assets” and “Other assets-noncurrent” on our consolidated balance sheets. We amortize these costs consistent with the ratable revenue recognition of the performance obligations in the associated contracts. We assess these costs for impairment at the end of each reporting period.

Cost of Revenue

“Subscription” cost of revenue primarily consists of personnel and related costs to support the platform, amortization expense associated with capitalized internally developed software and intangible assets, property and equipment depreciation, allocated overhead expenses, merchant processing fees, and server hosting costs.

“Professional services and other” cost of revenue consists primarily of personnel costs for our professional services delivery team, travel-related costs, and allocated overhead.

Advertising

Advertising costs are expensed as incurred and are included in “Sales and marketing” expense in our consolidated statements of operations and comprehensive loss. Advertising expense was $17.9 million, $23.6 million and $19.3 million for the years ended January 31, 2016, 2017 and 2018, respectively.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. They also include amortization associated with acquired intangible assets and allocated overhead.

Stock-Based Compensation

Compensation cost for all stock-based awards, including stock options and RSUs, is measured at fair value on the date of grant and recognized over the service period. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of RSUs is estimated on the date of grant based on the fair value of our underlying common stock.

We recognize compensation expense for stock options on a straight-line basis over the requisite service period. Compensation expense for RSUs is amortized on a graded basis over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur. As this condition was not probable as of January 31, 2018, we have not recognized any stock-based compensation expense for the

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

RSUs granted to date. On the date the satisfaction of the performance condition becomes probable, we will record a cumulative stock-based compensation expense using the accelerated attribution method for all the RSUs, for which the service condition has been fully satisfied as of such date. The remaining unrecognized stock-based compensation expense related to the RSUs will be recorded over their remaining requisite service periods.

Compensation expense is recognized net of forfeitures that are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to non-employees at fair value of the consideration received or fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. Compensation expense related to options issued to non-employees was $0.9 million, $1.3 million and $1.4 million for the years ended January 31, 2016, 2017 and 2018, respectively.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. These foreign jurisdictions have different statutory tax rates than the United States. We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. As a result, we may record unrecognized tax benefits in the future. Our policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

We had an immaterial amount of unremitted earnings related to certain foreign subsidiaries that were indefinitely reinvested. Since these unremitted earnings have been indefinitely reinvested, deferred taxes were not provided. The unrecognized deferred tax liability associated with these unremitted earnings is immaterial.

Foreign Currency

The functional currency of our foreign entities is generally the local currency. The functional currency of our branches is the U.S. dollar. For branches where the U.S. dollar is the functional currency, foreign currency denominated monetary assets and liabilities are re-measured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are re-measured into U.S. dollars at historical

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

exchange rates. We recognize gains and losses from transaction adjustments within “Interest Income and Other income (expense), net” in the consolidated statements of operations and comprehensive loss in the period of occurrence. We recorded a foreign currency transaction loss of $2.3 million for the year ended January 31, 2016 and a foreign currency transaction gain of $2.0 million and $2.2 million for the years ended January 31, 2017 and 2018.

We present our financial statements in U.S. dollars. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on our consolidated statements of comprehensive loss, net of tax. All assets and liabilities denominated in a foreign currency are translated at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using the historical exchange rate.

Net Loss Per Share Attributable to Common Stockholders

In periods when we have net income, we compute basic and diluted net loss per share in conformity with the two-class method required for participating securities. The undistributed earnings are allocated between common stock and participating securities as if all earnings had been distributed during the period presented. We consider all series of convertible preferred stock to be participating securities as the holders of such stock are entitled to receive noncumulative dividends on a pari passu basis in the event that a dividend is paid on common stock. We also consider any shares issued on the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of convertible preferred stock and early exercised shares do not have a contractual obligation to share in our losses. As such, our net losses for the years ended January 31, 2016, 2017 and 2018 were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potential shares of common stock, including common stock underlying our convertible preferred stock, our warrants to purchase common stock, and convertible preferred stock, early exercised stock options and outstanding stock options, to the extent they are dilutive. Since we have reported net losses for all periods presented, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders. Dilutive common shares are not assumed to have been issued as their effect would have been antidilutive.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Marketable debt securities are classified as trading securities and are carried at fair value in the consolidated balance sheet, with all unrealized gains and losses reflected in “Interest income and other income (expense), net” in the consolidated statements of operations and comprehensive loss.

Restricted Cash

Restricted cash primarily consists of a money market account and certificates of deposits collateralizing our operating lease agreements for office space.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Fair Value of Financial Instruments

We measure assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying values of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable approximate their respective fair values due to the short period of time to maturity, receipt or payment.

Accounts Receivable, Unbilled Accounts Receivable, and Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts billed currently due from customers. Our accounts receivable are subject to collection risk. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of our customers to make required payments. It is an estimate and is regularly evaluated for adequacy by taking into consideration a combination of factors. To determine whether a provision for doubtful accounts should be recorded, we look at such factors as past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions. The allowance for doubtful accounts was not material as of January 31, 2017 and $0.3 million as of January 31, 2018. We do not have any off-balance-sheet credit exposure related to our customers.

Unbilled accounts receivable represent amounts for which we have recognized revenue, pursuant to our revenue recognition policy, for professional services already performed, but billed in arrears. The unbilled accounts receivable balance was $0.9 million and $0.8 million as of January 31, 2017 and 2018, respectively.

We do not typically offer right of refund in our contracts. The allowance for doubtful accounts reflect our best estimate of probable losses inherent in our receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. We have not experienced significant credit losses from our accounts receivable. We perform a regular review of our customers’ payment histories and associated credit risks and do not require collateral from our customers. Changes in the allowance for doubtful accounts were not material for the years ended January 31, 2016, 2017 and 2018.

Deferred Offering Costs

Our deferred offering costs consist of direct legal, accounting, and other fees relating to our IPO. These costs are capitalized as incurred in “Other assets—noncurrent” and will be offset against the offering proceeds. We deferred $1.7 million of offering costs as of January 31, 2018. No amounts were deferred as of January 31, 2017.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Property and Equipment

Property and equipment, including costs incurred to bring to the location and condition necessary for intended use, are recorded at cost and depreciated over their estimated useful lives using the straight-line method and the following estimated useful lives:

Estimated Useful Life
Computer and network equipment	2-3 years
Software, including capitalized software development costs	3 years
Furniture and office equipment	3-4 years
Leasehold improvements	Lesser of lease term or 10 years

Disposals are removed at cost less accumulated depreciation, and any gain or loss from disposition is reflected in the statement of operations in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the acquisition method of accounting and is not amortized. We test goodwill for impairment at least annually, in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the purposes of impairment testing, we have determined that we have one operating segment and one reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2016, 2017 and 2018.

Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. Purchased intangible assets with indefinite lives are not amortized but assessed for potential impairment annually or when events or circumstances indicate that their carrying amounts might be impaired. The estimated useful lives of intangible assets, estimated based on our expected period of benefit, are as follows:

Estimated Useful Life
Customer contracts & related relationships	5 years
Certifications	5 years
Maintenance contracts & related relationships	5 years
Existing technology	3 years
Non-competition agreements	2 years
Tradenames/trademarks	2 years

Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Such events and changes may include: significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. We determined that there were no events or changes in circumstances that indicated our long-lived assets were impaired during the years ended January 31, 2016, 2017 and 2018.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Software Development Costs

Qualifying internally-developed software development costs incurred during the application development stage are capitalized and reported at the lower of unamortized cost or net realizable value of each product, as long as it is probable the project will be completed and the software will be used to perform the function intended. Capitalization of such costs ceases once the project is substantially complete and ready for its intended use. Capitalized software development costs are included in “Property and equipment, net” on our consolidated balance sheets and are amortized on a straight-line basis over their expected useful lives of approximately three years. We recorded amortization expense related to capitalized software development costs of $1.9 million, $4.6 million and $3.6 million for the years ended January 31, 2016, 2017 and 2018, respectively.

Business Combinations

We account for our acquisitions using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer is our CODM. Our CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have determined that we operate in one operating and one reportable segment.

Legal Contingencies

We expect to periodically evaluate developments in our legal matters that could affect the amount of liability that we accrue, if any, and adjust, as appropriate. Until the final resolution of any such matter for which we may be required to record a liability, there may be a loss exposure in excess of the liability recorded and such amount could be significant. We expense legal fees as incurred.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Codification (“ASC”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue. Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to Topic 606 and Subtopic 340-40 as the “new standard.”

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We early adopted the requirements of the new standard as of February 1, 2017, utilizing the full retrospective method of transition. Adoption of the new standard resulted in changes to our accounting policies for revenue recognition, accounts receivable and deferred costs.

In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (Topic 718), which revises aspects of current guidance related to accounting for stock-based compensation. This guidance relates to income tax consequences, classification of awards as equity or liabilities, and classification on the statement of cash flows. The updated standard is effective for annual and interim reporting periods beginning after December 15, 2016 for public entities. Early adoption is permitted. We adopted the standard prospectively as of February 1, 2017. The adoption of the standard did not have a material impact on our consolidated financial statements and is a disclosure item only.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods within those years for public entities. The guidance will generally be applied retrospectively. Early adoption is permitted. We early adopted the standard as of February 1, 2017. The adoption of the standard did not have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The updated standard is effective for annual periods beginning after December 15, 2017 including interim periods within those annual reporting periods, for public entities and is to be applied using a modified retrospective approach. Early adoption is permitted. We early adopted the standard as of February 1, 2017. The adoption of the standard did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in the new revenue standard. The standard update is effective for annual periods beginning after December 15, 2017, and interim periods within those years, for public entities. The ASU will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted. We early adopted the standard as of February 1, 2017. The adoption of the standard did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued No. ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which eliminates step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e. measure the charge based on today’s Step 1). This update is effective for annual and interim impairment tests performed in periods beginning after December 15, 2017, including interim periods within those annual reporting periods, for public entities. Early adoption of the standard is permitted. We early adopted the standard as of February 1, 2017. The adoption of the standard did not have a material impact on our consolidated financial statements.

Other	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes current guidance related to accounting for leases. This guidance is intended to increase transparency and comparability

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard is effective for annual and interim reporting periods beginning after December 15, 2018 for public entities. Early adoption is permitted. The ASU is required to be adopted using the modified retrospective approach. We are evaluating the new guidance and assessing the potential impact on our consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (“TCJA”). As the amendments only relate to the reclassification of the income tax effects of the TCJA, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The standard is effective for annual and interim reporting periods beginning after December 15, 2018 for all entities. The amendments are to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the TCJA is recognized. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on our consolidated financial statements.

3.	Revenue and Performance Obligations

Subscription revenue is recognized over time and accounted for approximately 91% of our revenue for each of the years ended January 31, 2016 and 2017 and 93% of our revenue for the year ended January 31, 2018.

The typical subscription term is one to three years. Most of our subscription contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause, if we fail to perform. As of January 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $409.5 million, which consists of both billed and unbilled consideration that we expect to recognize as subscription revenue. We expect to recognize 51% of the transaction price in the year ending January 31, 2019 in our consolidated statement of operations and comprehensive loss, with the remainder recognized thereafter.

4.	Fair Value Measurements

The following table summarizes our assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

(in thousands)	Level 1	Level 2	Level 3	Total
January 31, 2017
Cash and cash equivalents
Money market funds	$134,596	—	—	$134,596
Other liabilities—noncurrent
Warrant liabilities	—	—	419	419
January 31, 2018
Cash and cash equivalents
Money market funds	$122,663	—	—	$122,663
Other liabilities—noncurrent
Warrant liabilities	—	—	445	445

Money market funds consist of cash equivalents with remaining maturities of three months or less at the date of purchase. We use quoted prices in active markets for identical assets or liabilities to determine fair value of our Level 1 investments in money market funds.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Warrant liabilities consist of outstanding warrants to purchase 22,468 shares of our Series B-1 preferred stock. These warrants were issued in connection with a certain loan and securities agreement previously entered into with Silicon Valley Bank. We estimate the fair value of our warrant liability using the Black-Scholes pricing model. The significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrant. The fair value was $0.4 million as of both January 31, 2017 and 2018 with minimal changes to fair values during the periods. We record gains and losses from revaluation of warrants to fair value in “Interest income and other income (expense), net” on our consolidated statements of operations and comprehensive loss.

5.	Property and Equipment, Net

Property and equipment consisted of the following:

	January 31
(in thousands)	2017	2018
Computer and network equipment	$41,851	$54,087
Software, including capitalized software development costs	19,906	24,270
Furniture and office equipment	8,451	9,692
Leasehold improvements	32,283	37,494

	102,491	125,543
Less: Accumulated depreciation	(44,417)	(66,160)

	58,074	59,383
Work in progress	5,605	3,636

	$63,679	$63,019

Depreciation expense associated with property and equipment was $11.3 million, $18.1 million and $21.7 million for the years ended January 31, 2016, 2017 and 2018, respectively.

6.	Business Combinations

We made three acquisitions during the year ended January 31, 2016, as detailed below, and accounted for them as business combinations using the acquisition method of accounting. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition date. Fair values were determined using the valuation performed by management. Excess purchase price consideration was recorded as goodwill. Factors contributing to a purchase price that resulted in goodwill include, but are not limited to, the acquired workforce, the establishment of a stronger presence in the acquired company’s primary geographic location, the opportunity to cross-sell products to existing customers, and the positive reputation of each of these companies in the market.

We engaged third party valuation specialists to aid our analysis of the fair value of the acquired intangibles. All estimates, key assumptions, and forecasts were either provided by or reviewed by us. While we chose to utilize a third-party valuation specialist for assistance in most cases, the fair value analysis and related valuations reflect the conclusions of management and not those of any third party. The purchase price allocations were subject to change within the respective measurement periods but were all finalized within one year from the acquisition date. No material measurement period adjustments were recorded in connection with these acquisitions.

We included the results of operations of each acquisition in our consolidated statements of operations from their respective acquisition dates.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Algorithmic Research Ltd.

In May 2015, we completed the acquisition of Algorithmic Research Ltd. (“ARL”), a privately held digital signature company based in Israel. ARL, with its CoSign line of products, offers important compliance certifications critical for customers in Europe, the Americas and Asia. Our acquisition of ARL further accelerates our worldwide expansion. The total purchase consideration of the acquisition was approximately $35.1 million in cash. The acquisition also included a delayed obligation of up to $11.7 million, of which $2.3 million was paid into an escrow account. The delayed obligation amount is payable to existing ARL employees over a three-year period beginning on the anniversary of the closing date of the acquisition, on the condition of such employees’ continuous employment with us. This amount was excluded from the purchase consideration and is being recognized as post-acquisition expense over the employees’ requisite service periods. As of January 31, 2018, the remaining unpaid amount was $2.0 million, of which $1.6 million will be paid out of the remaining balance held in the escrow account.

The following table summarizes the acquisition date fair values of assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	May 1, 2015
Cash	$9,911
Other tangible assets	1,957
Current and noncurrent liabilities	(8,113)
Contract liabilities	(1,636)
Intangible assets	20,200
Goodwill	12,735

Net assets acquired	$35,054

None of the goodwill recognized upon acquisition is deductible for U.S. federal income tax purposes.

The estimated useful lives, primarily based on the expected period of benefit to us, and fair values of the identifiable intangible assets at acquisition date were as follows:

(in thousands, except years)	Estimated Fair Value	Expected Useful Life
Existing technology	$7,800	3 years
In-process technology	2,800	N/A
Tradenames / trademarks	1,000	5 years
Customer contracts & related relationships	3,800	5 years
Maintenance contracts & related relationships	1,300	5 years
Certifications	3,500	5 years

	$20,200

In-process technology projects with a fair value of $2.8 million were considered identifiable intangible assets as of the acquisition date. Those assets were considered to have indefinite useful lives until research and development efforts associated with the projects were completed during the year ended January 31, 2017. Upon successful completion of the development period, we began amortizing the technology over a useful life of three years.

Estate Assist, Inc.

In September 2015, we purchased the assets of Estate Assist, Inc. (“Estate Assist”), a privately held digital solutions company in California. Estate Assist offers an online solution for securing, organizing and sharing important online and offline account information, logins and documents. We acquired Estate Assist primarily for

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

the assembled workforce. Total consideration of the acquisition was $3.9 million, $3.5 million of which was paid at the close of the acquisition and $0.4 million was held back for indemnification purposes and paid out in the year ended January 31, 2018. In allocating the purchase consideration based on fair values, we recorded $0.4 million of intangible assets consisting of existing technology, and $3.5 million of goodwill. Goodwill recognized upon acquisition was deductible for U.S. federal income tax purposes.

OpenTrust

In November 2015, we completed the acquisition of OpenTrust & Sign SAS (“OpenTrust”), a privately-held company in France, for an aggregate purchase price of approximately $21.4 million in cash. OpenTrust is a leading European provider of software and cloud trust services that protects the identities of people and devices and for securing electronic documents and transactions. This acquisition strengthened our position in the European digital transaction market.

Total allocation of the purchase price was as follows:

(in thousands)	November 2, 2015
Tangible assets	$3,219
Current and noncurrent liabilities	(2,601)
Contract liabilities	(2,304)
Intangible assets	13,119
Goodwill	9,935

Net assets acquired	$21,368

None of the goodwill recognized upon acquisition was deductible for U.S. federal income tax purposes.

The estimated useful lives, primarily based on the expected period of benefit to us, and fair values of the identifiable intangible assets are as follows:

(in thousands, except years)	Estimated Fair Value	Expected Useful Life
Existing technology	$2,646	3 years
Tradenames / trademarks	110	2 years
Customer contracts & related relationships	5,953	5 years
Maintenance contracts & related relationships	221	5 years
Non-competition agreements	772	2 years
Certifications	3,417	5 years

	$13,119

Additional Information

We did not record any adjustments to purchase price allocation subsequent to the year ended January 31, 2016 for any of our acquisitions.

In May 2017, we sold our Digital Certificates business in Brazil for total consideration of $0.5 million. We recorded a gain of $0.4 million in connection with this sale.

In December 2017, we completed the acquisition of Appuri, Inc. for total consideration of $0.5 million in cash, of which $0.3 million was held back for indemnification purposes for six months. In allocating the purchase consideration based on fair values, we recorded $0.4 million of intangible assets consisting of existing technology, and $0.1 million of goodwill, which was deductible for U.S. federal income tax purposes.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have not provided unaudited pro forma results of operations assuming the above acquisitions had taken place at the beginning of each period because the historical operating results of the acquired entities were not material and pro forma results would not be materially different from reported results for the periods presented.

7.	Goodwill and Intangible Assets, Net

The changes in the carrying amount of goodwill for the years ended January 31, 2016, 2017 and 2018 are as follows (in thousands):

Balance at January 31, 2016	$34,026
Foreign currency translation	1,756

Balance at January 31, 2017	35,782

Goodwill additions	139
Foreign currency translation	1,385

Balance at January 31, 2018	$37,306

The carrying value of intangible assets as of January 31, 2017 and 2018 were as follows:

	As of January 31, 2017
(in thousands)	Estimated Fair Value	Accumulated Amortization	Acquisition- related Intangibles, Net
Existing technology	$19,188	$(10,416)	$8,772
Tradenames / trademarks	1,919	(898)	1,021
Customer contracts & related relationships	11,606	(4,165)	7,441
Certifications	6,917	(2,079)	4,838
Maintenance contracts & related relationships	1,498	(507)	991
Non-competition agreements	772	(482)	290

	$41,900	$(18,547)	23,353

Cumulative translation adjustment			(382)

Total			$22,971

	As of January 31, 2018
(in thousands)	Estimated Fair Value	Accumulated Amortization	Acquisition- related Intangibles, Net
Existing technology	$19,694	$(15,953)	$3,741
Tradenames / trademarks	1,919	(1,294)	625
Customer contracts & related relationships	11,582	(6,411)	5,171
Certifications	6,917	(3,462)	3,455
Maintenance contracts & related relationships	1,498	(804)	694
Non-competition agreements	772	(772)	—

	$42,382	$(28,696)	13,686

Cumulative translation adjustment			462

Total			$14,148

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Amortization of finite-lived intangible assets for the years ended January 31, 2016, 2017 and 2018, is classified in the consolidated statements of operations and comprehensive loss as follows:

	Year Ended January 31,
(in thousands)	2016	2017	2018
Cost of revenue—Subscription	$4,030	$6,940	6,793
Sales and marketing	1,965	3,385	3,250

	$5,995	$10,325	10,043

As of January 31, 2018, future amortization of finite-lived intangibles that will be recorded in cost of revenue and operating expenses is estimated as follows, excluding cumulative translation adjustment:

Years Ending January 31, (in thousands)
2019	$7,526
2020	4,227
2021	1,933

Total	$13,686

As of January 31, 2017 and 2018, the weighted-average remaining useful life for intangible assets was approximately 2.7 years and 2.1 years, respectively.

8.	Balance Sheet Components

Components of current other assets and liabilities on our consolidated balance sheets are as follows:

	January 31
(in thousands)	2017	2018
Prepaid expenses and other current assets
Prepaid expenses	$13,753	$16,062
Other current assets	6,038	7,287

Total prepaid expenses and other current assets	$19,791	$23,349

Other current liabilities
Refund liability	$5,350	$5,019
Other current liabilities	4,364	6,555

	$9,714	$11,574

9.	Contract Balances

Contract assets represent amounts for which we have recognized revenue, pursuant to our revenue recognition policy, for contracts that have not yet been invoiced to our customers where there is a remaining performance obligation, typically for multi-year arrangements. Total contract assets were $9.2 million and $16.1 million as of January 31, 2017 and 2018, respectively, of which $1.8 million and $1.9 million were noncurrent and included within “Other assets—noncurrent” on our consolidated balance sheets. The increase in contract assets reflects the difference in timing between our satisfaction of remaining performance obligations, and our contractual right to bill our customers.

Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are generally recognized as revenue over the contractual period. For the years

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

ended January 31, 2016, 2017 and 2018, we recognized revenue of $81.3 million, $123.4 million and $180.4 million, respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented.

We receive payments from customers based upon contractual billing schedules. We record accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically 30 days.

10.	Deferred Contract Acquisition and Contract Fulfillment Costs

The following table represents a rollforward of our deferred contract acquisition costs:

	January 31
(in thousands)	2017	2018
Beginning balance	$45,528	$57,271
Additions to deferred contract acquisition costs	34,075	48,716
Amortization of deferred contract acquisition costs	(22,332)	(28,643)

Ending balance	$57,271	$77,344

Deferred contract acquisition costs, current	$1,252	$1,809
Deferred contract acquisitions costs, noncurrent	56,019	75,535

Total	$57,271	$77,344

The following table represents our contract fulfillment costs, which include third-party service fees:

	January 31
(in thousands)	2017	2018
Beginning balance	$139	$788
Additions to deferred contract fulfillment costs	686	4,262
Amortization of deferred contract fulfillment costs	(37)	(1,734)

Ending balance	$788	$3,316

Deferred contract fulfillment costs, current	$78	$1,575
Deferred contract fulfillment costs, noncurrent	710	1,741

Total	$788	$3,316

Current deferred contract fulfillment costs are included in “Prepaid expense and other current assets” and noncurrent costs are included in “Other assets—noncurrent” on our consolidated balance sheets.

11.	Debt

In May 2015, we signed a Senior Secured Credit Agreement with Silicon Valley Bank (“SVB”) and a syndicate of banks (“Credit Agreement”) for a revolving loan facility of up to $80.0 million (“Credit Facility”), with a letter of credit sub-facility of up to $15.0 million (as a sublimit of the revolving loan facility) and a swingline sub-facility of up to $5.0 million (as a sublimit of the revolving loan facility). The Credit Facility expires in May 2018. Our obligations under this agreement are secured by substantially all of our assets. Immediately upon closing, we borrowed $35.0 million under the Credit Facility. We repaid the amount borrowed in August 2015.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Borrowings under the facility bear interest at a base rate, as defined in the Credit Agreement, plus a margin of 2.5% to 4.0%, payable monthly in arrears. We are obligated to pay ongoing commitment fees at a rate between 0.3% and 0.3375%, payable quarterly in arrears. Interest rate margins and commitment fees are based on our liquidity. We may use amounts borrowed under the agreement for working capital, capital expenditures, and other general corporate purposes, including permitted acquisitions. We may borrow amounts under the Credit Facility at any time during the term of the Credit Agreement, subject to certain conditions. We may also prepay borrowings under the Credit Agreement, in whole or in part, at any time without premium or penalty, subject to certain conditions.

There were no outstanding borrowings held under the Credit Facility as of January 31, 2017 and 2018. We continue to pay a fee on the undrawn amount of the Credit Facility.

The Credit Agreement contains certain affirmative and negative covenants, including a minimum liquidity covenant; a consolidated adjusted Earnings Before Interest, Taxes, Depreciation and Amortization covenant; a limit on our ability to incur additional indebtedness, dispose of assets, make investments, pay dividends or distributions; and certain other specifically-defined restrictions on our activities. The Credit Agreement limits our ability to pay and declare dividends to $250,000 during any fiscal year, as long as no event of default as defined in the Credit Agreement has occurred or will occur because of such payment.

We were in compliance with the Credit Agreement covenants as of January 31, 2017 and 2018.

12.	Commitments and Contingencies

Operating Leases

We lease office space under noncancelable operating lease agreements that expire at various dates through June 2027. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance and property taxes. We recognize rent expense on a straight-line basis over the defined lease periods. Rent expense under operating leases amounted to $10.4 million, $15.8 million and $17.7 million for the years ended January 31, 2016, 2017 and 2018, respectively.

The future minimum annual lease payments as of January 31, 2018, related to the lease agreements were as follows:

Year Ending January 31 (in thousands)
2019	$17,930
2020	17,779
2021	15,984
2022	14,871
2023	15,298
Thereafter	38,871

Total minimum lease payments	$120,733

Other Obligations

As of January 31, 2018, we had unused letters of credit outstanding associated with our various operating leases totaling $10.0 million.

In May 2017, we entered in an enterprise partnership arrangement with a cloud infrastructure provider through the year ending January 31, 2021. Total noncancelable amounts under this agreement are $2.8 million in each of the years ending January 31, 2019 and 2020 and $1.4 million in the year ending January 31, 2021.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Indemnification

We enter into indemnification provisions under our agreements with other companies in the ordinary course of business, including business partners, contractors and parties performing our research and development. Pursuant to these arrangements, we agree to indemnify and defend the indemnified party for certain claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of our activities. The duration of these indemnification agreements is generally perpetual. The maximum potential amount of future payments we could be required to make under these indemnifications is not determinable. Historically, we have not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these indemnification agreements is not material as of January 31, 2017 and 2018. We maintain commercial general liability insurance and product liability insurance to offset certain of our potential liabilities under these indemnification agreements.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

Claims and Litigation

From time to time, we may be subject to legal proceedings, claims, and litigations made against us in the ordinary course of business. We are not currently a party to any legal proceedings or are aware of any pending or threatened litigations, that would have a material adverse effect to our financial condition, results of operations, or cash flows, should such litigation be resolved unfavorably.

13.	Redeemable Convertible Preferred Stock

In April 2015, our Board of Directors authorized an increase in the number of preferred shares from 84,367,215 to 100,603,444. Between April and August 2015, we issued 15,884,865 shares of Series F preferred stock to new and existing investors for total cash proceeds of $303.3 million.

The following table summarizes our redeemable convertible Series A, Series A-1, Series B, Series B-1, Series C, Series D, Series E, and Series F preferred stock (collectively referred to as the “Preferred Stock”) as of January 31, 2017 and 2018 (in thousands, except share and per share amounts):

			Per Share
	Shares Authorized	Issued and Outstanding	Issue Price	Conversion Price	Dividend	Carrying Value as of January 31,		Liquidation Value
						2017	2018
Series A	5,650,759	5,650,759	$0.7829	$0.7661	$0.0626	$4,448	$4,451	$4,424
Series A-1	2,212,389	2,212,389	0.6780	0.6780	0.0542	1,498	1,500	1,500
Series B	31,053,324	31,049,814	0.8829	0.8829	0.0706	27,412	27,422	27,414
Series B-1	11,522,655	11,500,187	0.8829	0.8829	0.0706	10,077	10,114	10,154
Series C	12,875,817	12,875,817	2.3365	2.3365	0.1869	29,604	29,834	30,084
Series D	12,295,308	12,295,308	4.6393	4.6393	0.3711	57,147	57,197	57,042
Series E	8,756,960	8,756,960	13.1324	13.1324	1.0506	112,910	113,965	115,000
Series F	16,236,232	15,884,865	19.0931	19.0931	1.5274	302,944	303,018	303,292

	100,603,444	100,226,099				$546,040	$547,501	$548,910

The Preferred Stock has the following characteristics:

Voting

Generally, the holders of Preferred Stock have the same voting rights as the holders of common stock and are entitled to notice of any stockholders’ meeting in accordance with our bylaws. The holders of common stock

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

and the Preferred Stock shall vote together as a single class on all matters, except as set forth in our Certificate of Incorporation. Each holder of common stock is entitled to one vote for each share of common stock held. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted. Fractional votes are not permitted. Any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). We may not undertake certain corporate changes and transactions without the approval of 65% of the then-outstanding shares of Preferred Stock, voting together as a separate class.

Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends, in an amount per share disclosed in the above table (as adjusted for stock splits, stock dividends, and reclassifications) per year, payable quarterly when, as, and if declared by our Board of Directors. No dividends will be declared by our Board of Directors on the shares of common stock unless and until an equal or greater dividend (on an as-converted basis) has been declared and paid on the preferred stock. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such preferred stock into common stock). Through January 31, 2018, we have not declared or paid any dividends.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the company, the holders of Preferred stock shall be entitled to receive, prior and in preference to any distribution of our assets to the holders of common stock, an amount per share equal to their respective original issue prices (as adjusted for stock splits, stock dividends, and reclassifications), plus all declared and unpaid dividends.

If we do not have enough assets and funds legally available for distribution to meet this requirement, all our assets and funds available shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

If we still have assets and funds available for distribution once this requirement is met, the remaining assets shall be distributed with equal priority and pro rata among the holders of Preferred Stock and common stock in proportion to the number of shares of common stock held, with the shares of Preferred Stock being treated for this purpose as if they had been converted into shares of common stock at the then-applicable conversion rate, until each holder of Preferred Stock has received an amount equal to 1.5 times original issue price for each share held, as well as all declared and unpaid dividends, starting with holders of Series F, followed by Series E, followed by Series D, followed by Series C, followed by Series B-1, followed by Series B, followed by Series A-1, followed by Series A.

Thereafter, any assets still available for distribution shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the number of shares of common stock held by them.

Redemption

The holders of (i) at least a majority of the outstanding shares Preferred Stock voting together as a single class on an as-converted basis, (ii) at least 65% of the outstanding shares of Series C preferred stock, voting together as a separate class (iii) at least 65% of the outstanding shares of Series D preferred stock, voting together as a separate class, (iv) at least a majority of the outstanding shares of Series E preferred stock, voting together as a separate class, and (v) at least a majority of the outstanding shares of Series F preferred stock, voting together as a separate class, may, at any time after April 30, 2020, require us to redeem their shares of Preferred Stock at their original issue prices per share, plus all declared and unpaid dividends.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Due to the redemption features described above, shares of Preferred Stock have not been included in stockholders’ deficit and are presented as redeemable convertible stock as of January 31, 2017 and 2018.

In conjunction with the terms of Preferred Stock, we are accreting its carrying value to its liquidation value over the period ending April 30, 2020. The accretion relates to the issuance costs associated with each preferred stock financing transaction.

Conversion

Each share of Preferred Stock is convertible into common stock as determined by dividing its original share price by the conversion price in effect at the time. The initial conversion price per share of each series of Preferred Stock is equal to its respective original price per share, except for Series A preferred stock as indicated in the table above. The initial conversion price per share for each series of Preferred Stock is subject to adjustment in accordance with anti-dilution provisions contained in our Certificate of Incorporation.

The Series A, Series A-1, Series B, Series B-1, and Series C preferred stock will be automatically converted into common stock at the applicable conversion rate immediately upon the earlier of (1) the closing of an underwritten public offering in which the public offering price equals or exceeds of not less than $4.41 per share of common stock (adjusted to reflect subsequent stock dividends, stock splits, or recapitalization), and the aggregate proceeds raised exceeds $40.0 million, or (2) the date specified by written consent or agreement of the holders of (a) at least a majority of the outstanding shares of preferred stock voting together as a single class, on an as converted to common stock basis, and (b) at least 65% of the then outstanding shares of Series C preferred stock voting together as a separate class.

The Series D preferred stock will be automatically converted into common stock at the applicable conversion price immediately upon the earlier of (1) the closing of an underwritten public offering in which the public offering price equals or exceeds $6.9589 per share of common stock (adjusted to reflect subsequent stock dividends, stock splits or recapitalization), and the aggregate proceeds raised exceeds $40.0 million or (2) the date specified by written consent or agreement of the holders of at least 65% of the outstanding shares of Series D preferred stock voting together as a separate class.

Each of the Series E and Series F preferred stock will be automatically converted into common stock at the applicable conversion price immediately upon the earlier of (1) the closing of an underwritten public offering in which the aggregate proceeds raised exceeds $100.0 million or (2) the date specified by written consent or agreement of the holders of at least a majority of the outstanding shares of Series E and Series F preferred stock, respectively, voting together as a single separate class.

14.	Common Stock

Common Stock Reserved for Future Issuance

We have reserved shares of common stock, on an as-if converted basis, for future issuance as of January 31, 2018:

Conversion of outstanding convertible preferred stock	100,350,008
Warrants to purchase convertible preferred stock	22,468
Warrants to purchase common stock	18,061
Options issued and outstanding	19,831,715
RSUs outstanding	23,080,543
Remaining shares available for future issuance under the 2011 Plan	709,263

Total shares of common stock reserved	144,012,058

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Equity Award Plans

In 2003 and 2011 we adopted the Amended and Restated 2003 Stock Plan (“2003 Plan”) and Amended and Restated 2011 Equity Incentive Plan (“2011 Plan”) for the purpose of granting stock-based awards to our employees, officers, consultants and advisors. With the establishment of the 2011 Plan, shares available for grant under the 2003 Plan, subject to share cap of 16,616,223, were transferred to the 2011 Plan. Options granted under the 2003 and 2011 Plans may be either incentive stock options or nonstatutory stock options as determined by the Board of Directors. Generally, options granted under the 2003 and 2011 Plans vest over four years from the date of grant and have a 10-year contractual term. Certain options have been granted to employees that are immediately exercisable. During the year ended January 31, 2016, we began granting RSUs under the 2011 Plan. The equity awards available for grant for the periods presented were as follows:

	Year Ended January 31,
	2017	2018
Available at beginning of fiscal year	363,832	500,358
Awards authorized	10,285,961	5,250,000
Options granted	(3,103,240)	(649,000)
Options canceled/expired(1)	3,896,909	1,858,162
RSUs granted	(12,013,428)	(8,180,020)
RSUs cancelled	1,070,324	1,929,763

Available at end of fiscal year	500,358	709,263

(1)	Included in options canceled/expired are 39,584 shares which were repurchased from one employee during the year ended January 31, 2017 for an aggregate amount of $0.1 million.

Stock Options

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the periods presented:

	Year Ended January 31,
	2016	2017	2018
Risk-free interest rate	1.29% - 1.94%	1.25% - 2.19%	1.86% - 2.17%
Expected dividend yield	—	—	—
Expected life of option (in years)	4.58 - 6.06	6.05	6.05
Expected volatility	46.79% - 48.11%	45.77% - 48.58%	44.99% - 45.53%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected life of the award. Our computation of expected life was based on safe harbor rules as prescribed by the “simplified” method for estimating expected term. We have assumed a 0% dividend yield. Our computation of expected volatility is based on a calculation using the historical stock information of companies deemed comparable to us, for the period matching the expected term of each option and with an end date matching each of the various measurement dates. Determination of these assumptions involves management’s best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately the expense that will be recognized over the life of the option.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Option activity for the years ended January 31, 2017 and 2018, was as follows:

	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Balances at January 31, 2016	30,099,436	8.92	7.96	272,510
Options granted	3,103,240	18.21
Options exercised	(2,043,682)	3.98
Options canceled/expired	(3,857,325)	12.07

Balances at January 31, 2017	27,301,669	9.89	6.80	222,445
Options granted	649,000	16.25
Options exercised	(6,260,792)	4.23
Options canceled/expired	(1,858,162)	14.74

Balances at January 31, 2018	19,831,715	$11.44	6.62	152,754

Vested and expected to vest at January 31, 2018	19,522,105	$11.36	6.59	151,812
Exercisable at January 31, 2018	14,032,241	9.37	6.07	137,138

Our stock options outstanding as of January 31, 2018 were as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$0.15 to $2.14	3,940,939	4.52	$1.55	3,890,938	$1.54
$4.05 to $7.55	3,257,909	5.97	5.95	3,174,861	5.95
$10.41 to $12.86	2,756,953	6.23	12.16	2,266,346	12.12
$13.43 to $16.65	5,169,468	7.31	16.11	2,632,045	15.94
$17.34 to $18.87	4,706,446	8.41	17.95	2,068,051	17.95

	19,831,715	6.62	$11.44	14,032,241	$9.37

The estimated weighted-average grant date fair value for stock options granted during the years ended January 31, 2017 and 2018 was $8.43 and $7.41, respectively. The decrease in the value was primarily driven by an increase in the time-to-liquidity estimate, changes in industry trends and prices at which our common stock was transacted between third parties, such as employees, existing and outside investors. All such options were granted with an exercise price equal to the estimated fair value of our common stock at the date of grant. As of January 31, 2018, our total unrecognized compensation cost related to stock option grants was $35.3 million, which will be recognized over the remaining weighted-average period of approximately 2.0 years. The aggregate intrinsic value of options exercised during the years ended January 31, 2016, 2017 and 2018 was $39.7 million, $28.9 million and $83.6 million, respectively. The total grant date fair value of options vesting during the years ended January 31, 2016, 2017 and 2018 was $19.2 million, $38.8 million and $33.6 million, respectively.

Stock options granted under our stock option plans provide employee option holders, if approved by our Board of Directors, the right to elect to exercise unvested options in exchange for restricted common stock, which is subject to a repurchase right held by us at the original issuance price in the event the option holder’s employment is terminated. Any repurchased shares are returned to the available share pool for future stock option grants. The shares purchased by the employees pursuant to the early exercise of stock options are deemed to be outstanding. Early exercises of options are not deemed to be substantive for accounting purposes. Accordingly, amounts received for early exercises are recorded on the consolidated balance sheets as a liability.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

These amounts are reclassified to additional paid-in capital as the underlying options vest. We had no such liability as of January 31, 2017 and 2018.

During the years ended January 31, 2016, 2017 and 2018, we modified the stock option agreements of seven employees whose employment ceased. The terms of the modification agreements accelerated the time-based vesting requirements of these employees’ unvested equity holdings, and extended their time to exercise the vested stock options from the separation date. Total incremental compensation cost resulting from these modifications was $0.5 million, $4.1 million and $0.3 million for the years ended January 31, 2016, 2017 and 2018, respectively.

Stock-based Compensation Expense

Stock-based compensation expense for stock options awards for the years ended January 31, 2016, 2017 and 2018 was as follows:

	Year Ended January 31,
(in thousands)	2016	2017	2018
Cost of revenue	$2,371	$2,211	$1,887
Sales and marketing	10,617	11,187	9,386
Research and development	8,221	10,161	4,896
General and administrative	11,455	11,884	13,578

	$32,664	$35,443	$29,747

RSUs

As described in Note 2, we have granted RSUs that vest upon the satisfaction of both a service-based and a performance-based requirement. The service condition is typically a four-year service period, whereby for newly hired employees, 25% of the total number of RSUs awarded will have the requirement satisfied after 12 months of service, followed by 12 quarterly incremental service periods. For RSUs granted to existing employees, the requirement is satisfied in 16 quarterly incremental service periods. The performance-based condition is a liquidity event requirement which will be satisfied as to any then-outstanding RSUs on the first to occur of: (1) a change in control; or (2) the effective date of an IPO. The RSUs vest on the first date upon which both the service-based and performance-based requirements are satisfied. If the RSUs vest, we will deliver one share of common stock for each vested RSU on the settlement date. If the liquidity event requirement is met due to a change in control, the settlement date shall take place immediately before the change in control. If the liquidity event requirement is met due to an IPO, the settlement for vested RSUs shall occur upon the later of: (1) the next Quarterly Settlement Date (March 15, June 15, September 15 and December 15) or (2) the third Quarterly Settlement Date that follows an IPO (the IPO Settlement Date). Certain RSUs granted to our CEO, however, provide that the IPO Settlement Date will instead be the earlier of (1) March 15th of the year following an IPO, and (2) the expiration of the 180-day lock-up period following an IPO. If a change in control occurs after an IPO, any then-vested RSUs will be settled as of immediately prior to the closing of the change in control.

We have also granted 1,217,951 RSUs to our CEO during the year ended January 31, 2017, which may vest and settle in up to two equal tranches if certain milestones are achieved based on our common stock value following the expiration of the 180-day lock-up period following an IPO, or upon a change in control, and subject to our CEO’s continued service with us as of each such vesting date. These RSUs will expire if the corresponding milestone has not been met on or before the fourth or fifth anniversary of the grant date, as applicable. We valued these awards using a lattice model on the date of grant, and this value is amortized on a graded basis over the requisite service period as long as the achievement of the milestones are probable to occur.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

A summary of RSUs outstanding and unvested under the 2011 Plan for the years ended January 31, 2016, 2017 and 2018, was as follows:

	Number of Units	Weighted- Average Grant Date Fair Value
Outstanding and unvested at January 31, 2016	5,887,182	$17.21
RSUs granted	12,013,428	18.04
RSUs cancelled	(1,070,324)	17.31

Outstanding and unvested at January 31, 2017	16,830,286	17.80
RSUs granted	8,180,020	17.04
RSUs cancelled	(1,929,763)	17.71

Outstanding and unvested at January 31, 2018	23,080,543	$17.54

As of January 31, 2018, we concluded that the liquidity event performance condition described above for the RSUs was not probable of being satisfied at such time. As a result, we have not recognized any compensation cost to date for any RSUs granted. In the quarter in which the performance based condition is achieved, we will begin recording stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSUs.

Had the performance-based condition been probable as of January 31, 2018, we would have recognized $241.3 million of stock-based compensation expense for all RSUs with a performance condition that had satisfied the service-based condition on that date. The 7,414,543 RSUs are the number of awards that had satisfied the service condition (fully service vested) as of January 31, 2018. The $241.3 million of stock-based compensation is related to 23,080,543 RSUs that have fully or partially service vested as of January 31, 2018 using the accelerated attribution method.

We estimate that the remaining unrecognized share-based compensation expense relating to RSUs would be approximately $131.4 million as of January 31, 2018 net of estimated forfeitures. It represents the remaining expense to be recognized from February 2017 through January 2022, had the service and performance obligation requirements been met on January 31, 2018.

Tender Offer

In May 2015, we initiated a tender offer to all equity holders who were also employees at the time, whereby we would purchase for cash, up to an aggregate of 3,100,000 shares of common stock from our employees with the maximum aggregate offer price of up to $60.0 million. We agreed to repurchase 1,791,026 outstanding shares of our common stock, at $19.0931 per share, which is the purchase price per share paid to us for shares of Series F convertible preferred stock. The purchase price per share in the tender offer represented an excess to the fair value of our outstanding common stock, as determined by our most recent valuation of our common stock at time of the transaction. At the time of the tender offer, the fair value of our common stock was $16.65 per share. At the close of the transaction in June 2015, we recorded $4.3 million of compensation expense related to the excess of the selling price per share of common stock paid to our employees over the fair value of the tender share. The 1,791,026 shares we repurchased were all retired. The excess of the purchase price of the repurchased shares over par value increased additional paid-in capital.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

15.	Net Loss per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for periods presented:

	Year Ended January 31,
(in thousands, except share and per share data)	2016	2017	2018
Numerator:
Net loss	$(122,559)	(115,412)	(52,276)
Less: preferred stock accretion	(1,410)	(1,456)	(1,461)

Net loss attributable to common stockholders	$(123,969)	$(116,868)	(53,737)

Denominator:
Weighted-average common shares outstanding	26,052,441	28,019,818	32,293,729
Net loss per share attributable to common stockholders:
Basic and diluted	$(4.76)	$(4.17)	(1.66)

Potentially dilutive securities that were excluded from the diluted per share calculations because they would have been antidilutive are as follows:

	Year Ended January 31,
	2016	2017	2018
Convertible preferred stock as-converted	100,350,008	100,350,008	100,350,008
Stock options	30,099,436	27,301,669	19,831,715
Warrants to purchase convertible preferred stock	22,468	22,468	22,468
Warrants to purchase common stock	18,061	18,061	18,061
Shares subject to repurchase	609,375	—	—

Total antidilutive securities	131,099,348	127,692,206	120,222,252

The table above does not include 5,887,182, 16,830,286 and 23,080,543 RSUs outstanding as of January 31, 2016, 2017 and 2018, respectively, as these RSUs are subject to a performance condition that was not considered probable as of those periods.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Pro Forma Net Loss per Share Attributable to Common Stockholders (Unaudited)

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for periods presented:

(in thousands, except share and per share data)	January 31, 2018
Numerator:
Net loss attributable to common stockholders	$(53,737)
Pro forma adjustment for preferred stock accretion	1,461
Pro forma adjustment for remeasurement gains/losses related to preferred stock warrant liability	26

Pro forma net loss attributable to common stockholders, basic and diluted	$(52,250)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	32,293,729
Pro forma adjustment to reflect assumed conversion of convertible preferred stock into common stock	100,350,008
Pro forma adjustment to reflect assumed vesting of RSUs with service condition satisfied	7,414,543

Weighted-average number of shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	140,058,280

Pro forma net loss per share
Basic and diluted	$(0.37)

16.	Employee Benefit Plan

In 2004, we established a defined contribution savings plan (the “Plan”) that meets the requirements under Section 401(k) of the Internal Revenue Code. This Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the Plan may be made at the discretion of the Board of Directors. Through January 31, 2018, we have not made any contributions to the Plan.

17.	Income Taxes

The domestic and foreign components of pre-tax loss were as follows:

	Year Ended January 31,
(in thousands)	2016	2017	2018
United States	$(113,305)	$(109,669)	$(54,485)
International	(10,287)	(5,387)	5,343

Loss before income taxes	$(123,592)	$(115,056)	$(49,142)

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The components of our income tax provision (benefit) were as follows:

	Year Ended January 31,
(in thousands)	2016	2017	2018
Current
Federal	$—	$—	$37
State	34	28	(46)
Foreign	99	316	4,139

Total current	133	344	4,130

Deferred
Federal	33	80	(110)
State	1	4	15
Foreign	(1,200)	(72)	(901)

Total deferred	(1,166)	12	(996)

Provision for (benefit from) income taxes	$(1,033)	$356	$3,134

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

	Year Ended January 31,
	2016	2017	2018
U.S statutory rate	34.00%	34.00%	32.90%
State taxes	(0.03)	(0.03)	10.87
Foreign tax rate differential	(2.91)	(1.86)	(7.33)
Stock-based compensation	(1.57)	(4.61)	38.30
Change in valuation allowance	(31.41)	(28.20)	28.24
Overall impact of federal tax rate change from 34% to 21%	—	—	(121.12)
Research and development credits	—	—	2.30
Other	2.76	0.39	9.46

	0.84%	(0.31)%	(6.38)%

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The significant components of net deferred tax balances were as follows:

	January 31
(in thousands)	2017	2018
Deferred tax assets
Net operating loss carryforwards	$133,630	$115,555
Accruals and reserves	4,696	2,800
Stock-based compensation	9,777	7,846
Property and equipment and intangibles	3,596	4,306
Deferred rent	8,857	5,918
Research and development credits	—	4,977
Other	778	1,720

Total deferred tax assets	161,334	143,122
Deferred tax liabilities
Property and equipment and intangibles	(3,171)	(810)
Contract and other liabilities	(6,735)	(4,115)
Unrealized gain on foreign exchange	—	(1,251)
Deferred contract acquisition costs	(20,386)	(19,234)

Total deferred tax liabilities	(30,292)	(25,410)

Less: Valuation allowance	$(133,479)	$(119,153)

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of U.S. earnings history, the net U.S. deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $41.8 million and $29.6 million during the years ended January 31, 2016 and 2017, respectively, and decreased by $14.3 million during the year ended January 31, 2018.

In December 2017, the TCJA was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease to 21% effective January 1, 2018. This change in tax rate resulted in a reduction in our net U.S. deferred tax assets before valuation allowance by $59.5 million, which was fully offset by a reduction in our valuation allowance. We do not expect the other provisions of the TCJA, including the one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings, to have a material impact on our financial statements as of January 31, 2018.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The impact of the change in tax rate is based on reasonable estimates of our net U.S. deferred tax assets before valuation allowance as of January 31, 2018. Additionally, potential further guidance may be forthcoming from the FASB, as well as regulations, interpretations and rulings from federal and state tax agencies, which could result in additional impacts. We are continuing to gather additional information to determine the final impacts.

As of January 31, 2018, we had an immaterial amount of unremitted earnings related to certain foreign subsidiaries that were indefinitely reinvested. Any unrecognized deferred tax liability associated with these unremitted earnings is not material.

As of January 31, 2018, we had accumulated federal and state net operating loss carryforwards of $479.0 million and $170.0 million, respectively. The federal and state net operating loss carryforwards will begin to expire in 2023 and 2024 respectively. As of January 31, 2018, we also had total foreign net operating loss

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

carryforwards of $14.7 million, which do not expire under local law. As of January 31, 2018, we had accumulated U.S. federal and state research tax credits of $7.0 million and $3.0 million, respectively. The U.S. federal research tax credits will begin to expire in 2033. The U.S. state research tax credits do not expire.

Available net operating losses may be subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code, as amended (“Code”), and similar state provisions. Under Section 382 of the Code, substantial changes in our ownership and the ownership of acquired companies may limit the amount of net operating loss carryforwards that are available to offset taxable income. We conducted an analysis through January 31, 2017 to determine whether an ownership change had occurred since inception. The analysis indicated that, because an ownership change occurred in a prior year, federal and state net operating losses were limited pursuant to IRC Section 382. This limitation has been accounted for in calculating the available net operating loss carryforwards. In the event we have subsequent changes in ownership, net operating losses could be subject to further annual limitations. The annual limitation would not automatically result in the loss of net operating loss carryforwards but may limit the amount available in any given future period and, as a result, net operating loss carryforwards may expire unutilized. The foreign jurisdictions in which we operate may have similar provisions that may limit our ability to use net operating loss carryforwards incurred by entities that we have acquired. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examination from various taxing authorities.

We recognize valuation allowances on deferred tax assets if it is more likely than not that some or all the deferred tax assets will not be realized. The following table represents the rollforward of our valuation allowance:

	Year Ended January 31,
(in thousands)	2016	2017	2018
Beginning balance	$61,663	$103,416	$133,029
Valuation allowance charged to income tax provision	52,224	45,874	56,566
Adoption of new accounting principle	—	—	5,610
Valuation allowance credited as a result of TCJA	—	—	(59,520)
Valuation allowance credited to income tax provision	(10,471)	(16,261)	(16,532)

Ending balance	$103,416	$133,029	$119,153

The total amount of gross unrecognized tax benefits, including related interest and penalties, was $7.7 million as of January 31, 2018. There were no such benefits as of January 31, 2017. A significant portion of the unrecognized tax benefit was recorded as a reduction in our gross deferred tax assets, offset by a reduction in our valuation allowance. We have net uncertain tax positions of $2.5 million included in other liabilities on our consolidated balance sheet as of January 31, 2018. There was no such liability as of January 31, 2017.

Our policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheet. During the year ended January 31, 2018, interest expense related to uncertain tax positions was not material. Any changes to unrecognized tax benefits recorded as of January 31, 2018 that are reasonably possible to occur within the next 12 months are not expected to be material.

The income taxes we pay are subject to review by taxing jurisdictions globally. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. However, our future results may include adjustments to estimates in the period the audits are resolved, which may impact our effective tax rate.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our tax years from inception in 2003 through January 31, 2018 remain subject to examination by the United States and California, as well as various other jurisdictions that are not expected to result in material tax adjustments.

18.	Geographic Information

Revenue by geography is generally based on the address of the customer as specified in our master subscription agreement. Revenues by geographic area were as follows:

	Year Ended January 31,
(in thousands)	2016	2017	2018
United States	$211,559	$316,309	$428,551
International	38,922	65,150	89,953

Total revenues	$250,481	$381,459	$518,504

No single country other than the United States had revenues greater than 10% of total revenues for the years ended January 31, 2016, 2017 and 2018.

Our property and equipment by geographic area as of January 31, 2017 and 2018 were as follows:

	January 31
(in thousands)	2017	2018
United States	$55,283	$51,023
International	8,396	11,996

Total property and equipment	$63,679	$63,019

19.	Subsequent Events

In February 2018, our board authorized 19,000,000 shares to be reserved for future issuance under the 2018 Equity Incentive Plan and 3,800,000 shares to be reserved for future issuance under the 2018 Employee Stock Purchase Plan. Both authorizations, which are subject to shareholder approval, contain provisions that automatically increase the shares reserved each year and become effective in connection with our IPO.

In February 2018, our board also approved two amendments to our Amended and Restated Certificate of Incorporation, subject to shareholder approval. The first amendment authorizes an increase in the number of shares of common stock from 185,000,000 to 205,000,000. The second amendment authorizes a total of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock upon the completion of our IPO.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share and per share data)	April 30, 2018	January 31, 2018
Assets
Current assets
Cash and cash equivalents	$269,429	$256,867
Restricted cash	367	569
Accounts receivable	104,128	123,750
Contract assets—current	12,030	14,260
Prepaid expense and other current assets	29,779	23,349

Total current assets	415,733	418,795
Property and equipment, net	60,095	63,019
Goodwill	36,074	37,306
Intangible assets, net	11,278	14,148
Deferred contract acquisition costs—noncurrent	78,401	75,535
Other assets—noncurrent	12,891	11,170

Total assets	$614,472	$619,973

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$13,269	$23,713
Accrued expenses	19,023	15,734
Accrued compensation	33,905	50,852
Contract liabilities—current	282,470	270,188
Deferred rent—current	1,811	1,758
Other liabilities—current	12,017	11,574

Total current liabilities	362,495	373,819
Contract liabilities—noncurrent	8,065	7,736
Deferred rent—noncurrent	22,862	23,044
Deferred tax liability—noncurrent	2,505	2,511
Other liabilities—noncurrent	4,419	4,010

Total liabilities	400,346	411,120

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.0001 par value; 100,603,444 shares authorized; 100,226,099 shares issued and outstanding, $548,910 liquidation preference as of April 30, 2018 and January 31, 2018	547,854	547,501
Stockholders’ deficit
Common stock, $0.0001 par value; 205,000,000 shares authorized, 36,775,658 shares outstanding as of April 30, 2018; 185,000,000 shares authorized, 35,699,843 shares outstanding as of January 31, 2018	4	4
Additional paid-in capital	438,200	160,265
Accumulated other comprehensive income	1,075	3,403
Accumulated deficit	(773,007)	(502,320)

Total stockholders’ deficit	(333,728)	(338,648)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$614,472	$619,973

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended April 30,
(in thousands, except share and per share data)	2018	2017
Revenue:
Subscription	$148,198	$106,847
Professional services and other	7,610	6,651

Total revenue	155,808	113,498

Cost of revenue:
Subscription	32,438	19,293
Professional services and other	25,856	7,831

Total cost of revenue	58,294	27,124

Gross profit	97,514	86,374

Operating expenses:
Sales and marketing	191,085	64,691
Research and development	70,870	22,708
General and administrative	103,117	18,239

Total expenses	365,072	105,638

Loss from operations	(267,558)	(19,264)
Interest expense	(193)	(151)
Interest income and other (expense), net	(2,228)	(110)

Loss before provision for (benefit from) income taxes	(269,979)	(19,525)
Provision for (benefit from) income taxes	708	(143)

Net loss	$(270,687)	$(19,382)

Net loss per share attributable to common stockholders, basic and diluted	$(7.46)	$(0.66)

Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	36,334,395	29,761,804
Other comprehensive income (loss):
Foreign currency translation gains (losses), net of tax	(2,328)	1,396

Comprehensive loss	$(273,015)	$(17,986)

Stock-based compensation expense included in costs and expenses:
Cost of revenue—subscription	$9,955	$238
Cost of revenue—professional services	16,045	235
Sales and marketing	112,481	2,705
Research and development	47,268	1,391
General and administrative	84,045	3,837

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended April 30,
(in thousands)	2018	2017
Cash flows from operating activities:
Net loss	$(270,687)	$(19,382)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	8,600	7,686
Amortization of deferred contract acquisition and fulfillment costs	9,246	7,013
Stock-based compensation expense	269,794	8,406
Deferred income taxes	(6)	(13)
Other	2,225	(803)
Changes in operating assets and liabilities
Accounts receivable	19,622	11,577
Contract assets	2,546	(38)
Prepaid expenses & other current assets	(6,519)	(5,570)
Deferred contract acquisition and fulfillment costs	(12,326)	(9,372)
Other assets	440	884
Accounts payable	(7,218)	(2,125)
Accrued expenses	3,302	(1,046)
Accrued compensation	(16,947)	(9,128)
Contract liabilities	12,611	13,027
Deferred rent	(129)	(2,202)
Other liabilities	438	389

Net cash provided by (used in) operating activities	14,992	(697)
Cash flows from investing activities:
Purchases of property and equipment	(6,184)	(6,770)

Net cash used in investing activities	(6,184)	(6,770)
Cash flows from financing activities:
Proceeds from the exercise of stock options	7,815	5,830
Payment of deferred offering costs	(2,194)	—

Net cash provided by financing activities	5,621	5,830
Effect of foreign exchange on cash, cash equivalents and restricted cash	(2,069)	484

Net increase (decrease) in cash, cash equivalents and restricted cash	12,360	(1,153)
Cash, cash equivalents and restricted cash at beginning of period	257,436	191,244

Cash, cash equivalents and restricted cash at end of period	$269,796	$190,091

Supplemental disclosure:
Cash paid for interest	$144	$142
Cash paid for taxes	1,516	171
Non-cash investing and financing activities:
Property and equipment in accounts payable and other accrued liabilities	$3,238	$1,880
Accretion of preferred stock	353	355
Deferred offering costs in accounts payable and other accrued liabilities	1,173	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

Index for Notes to the Condensed Consolidated Financial Statements

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DOCUSIGN, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.	Summary of Significant Accounting Policies

Organization and Description of Business

DocuSign, Inc. (“we,” “our,” or “us”) was incorporated in the State of Washington in April 2003. We merged with and into DocuSign, Inc., a Delaware corporation, in March 2015.

We provide a platform that enables businesses of all sizes to digitally prepare, execute and act on agreements, thereby simplifying and accelerating the process of doing business.

Basis of Presentation and Principles of Consolidation

Our condensed consolidated financial statements include the accounts of DocuSign, Inc. and our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Our condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our prospectus dated April 26, 2018, as filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (File No. 333-223990) (“Prospectus”).

Our condensed consolidated financial statements are unaudited and have been prepared on a basis consistent with that used to prepare the audited annual consolidated financial statements and, in our opinion, include all adjustments of a normal recurring nature necessary for the fair statement of our financial position, results of operations, and cash flows. The condensed consolidated balance sheet as of January 31, 2018 was derived from audited financial statements, but does not include all disclosures required by GAAP. The results of operations for the three months ended April 30, 2018 are not necessarily indicative of the results to be expected for the year ending January 31, 2019.

Our fiscal year ends on January 31. References to fiscal 2019, for example, are to the fiscal year ending January 31, 2019.

Other than described below, there have been no changes to our significant accounting policies described in our Prospectus that have had a material impact on our consolidated financial statements and related notes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include those related to the allocation of revenue between recognized and deferred amounts, allowance for bad debts, goodwill, intangible assets, deferred contract acquisition costs, customer benefit period, fair value of financial instruments, valuation of stock-based compensation, valuation of common stock, valuation of warrant liabilities and the valuation allowance for deferred income taxes.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock-Based Compensation

Compensation cost for all stock-based awards, including stock options and restricted stock units (“RSUs”), is measured at fair value on the date of grant and recognized over the service period. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of RSUs is estimated on the date of grant based on the fair value of our underlying common stock.

We recognize compensation expense for stock options on a straight-line basis over the requisite service period. Compensation expense for RSUs granted prior to January 31, 2018, is amortized on a graded basis over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur. The liquidity event condition was satisfied upon the effectiveness of our registration statement on Form S-1 (“IPO Registration Statement”) on April 26, 2018. On that date we recorded a cumulative stock-based compensation expense of $262.8 million using the accelerated attribution method for all the RSUs, for which the service condition has been fully satisfied as of April 26, 2018. The remaining unrecognized stock-based compensation expense related to the RSUs will be recorded over their remaining requisite service periods. All RSUs granted after January 31, 2018 vest on the satisfaction of service-based condition only. We recognize compensation expense for such RSUs on a straight-line basis over the requisite service period.

Compensation expense is recognized net of forfeitures that are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to non-employees at fair value of the consideration received or fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. Compensation expense related to stock-based awards issued to non-employees was $0.7 million and $0.3 million for the three months ended April 30, 2018 and 2017.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued accounting standards update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes current guidance related to accounting for leases. This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard is effective for public entities for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted. The ASU can be adopted using either full or modified retrospective approach. We are evaluating the new guidance and assessing the potential impact on our consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (“TCJA”). As the amendments only relate to the reclassification of the income tax effects of the TCJA, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The standard is effective for annual and interim reporting periods beginning after December 15, 2018 for all entities. The amendments are to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the TCJA is recognized. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on our consolidated financial statements.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 2.    Revenue and Performance Obligations

Subscription revenue is recognized over time and accounted for approximately 95% and 94% of our revenue for the three months ended April 30, 2018 and 2017.

The typical subscription term is one to three years. Most of our subscription contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause, if we fail to perform. As of April 30, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $405.7 million, which consists of both billed and unbilled consideration that we expect to recognize as subscription revenue. We expect to recognize 42% of the transaction price in the year ending January 31, 2019, in our consolidated statement of operations and comprehensive loss with the remainder recognized thereafter.

Note 3.      Fair Value Measurements

We carry certain assets and liabilities at fair value. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than the quoted prices in active markets for identical assets and liabilities; and

Level 3	Unobservable inputs for which there is little or no market data, which require us to develop assumptions of what market participants would use in pricing the asset or liability.

The following table summarizes our assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

(in thousands)	Level 1	Level 2	Level 3	Total
April 30, 2018
Cash and cash equivalents
Money market funds	$123,081	$—	$—	$123,081
Other liabilities—noncurrent
Warrant liabilities	—	—	849	849

January 31, 2018
Cash and cash equivalents
Money market funds	$122,663	$—	$—	$122,663
Other liabilities—noncurrent
Warrant liabilities	—	—	445	445

Money market funds consist of cash equivalents with remaining maturities of three months or less at the date of purchase. We use quoted prices in active markets for identical assets or liabilities to determine fair value of our Level 1 investments in money market funds.

Warrant liabilities consisted of outstanding warrants to purchase 22,468 shares of our Series B-1 preferred stock. These warrants were issued in connection with a certain loan and securities agreement previously entered into with Silicon Valley Bank. We estimate the fair value of our warrant liability using the Black-Scholes pricing model. The significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrant. The fair value was $0.8 million as of April 30, 2018 and $0.4 million as of January 31, 2018. As the pricing of our initial public offering (“IPO”) occurred on April 26, 2018, the fair value as of April 30, 2018 was based on the closing price of our publicly-traded common stock as of that date. We record gains and losses from revaluation of warrants to fair value in “Interest income and other income (expense), net” on our consolidated statements of operations and comprehensive loss.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

All warrants to purchase shares of convertible preferred stock converted into 22,468 warrants to purchase common stock in connection with the closing of our IPO on May  1, 2018, subsequent to quarter end. See Note 13 for additional information.

Note 4.    Property and Equipment, Net

Property and equipment consisted of the following:

(in thousands)	April 30, 2018	January 31, 2018
Computer and network equipment	$40,848	$54,087
Software, including capitalized software development costs	21,961	24,270
Furniture and office equipment	9,099	9,692
Leasehold improvements	36,667	37,494

	108,575	125,543
Less: Accumulated depreciation	(54,034)	(66,160)

	54,541	59,383
Work in progress	5,554	3,636

	$60,095	$63,019

Depreciation expense associated with property and equipment was $6.2 million and $5.1 million for the three months ended April 30, 2018 and 2017.

Note 5.      Goodwill and Intangible Assets, Net

The changes in the carrying amount of goodwill for the three months ended April 30, 2018 were as follows (in thousands):

Balance at January 31, 2018	$37,306
Foreign currency translation	(1,232)

Balance at April 30, 2018	$36,074

Intangible assets consisted of the following:

	As of April 30, 2018
(in thousands)	Estimated Fair Value	Accumulated Amortization	Acquisition-related Intangibles, Net
Existing technology	$19,694	$(17,299)	$2,395
Tradenames / trademarks	1,919	(1,384)	535
Customer contracts & related relationships	11,582	(6,987)	4,595
Certifications	6,917	(3,808)	3,109
Maintenance contracts & related relationships	1,498	(879)	619

	$41,610	$(30,357)	11,253

Cumulative translation adjustment			25

Total			$11,278

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of January 31, 2018
(in thousands)	Estimated Fair Value	Accumulated Amortization	Acquisition-related Intangibles, Net
Existing technology	$19,694	$(15,953)	$3,741
Tradenames / trademarks	1,919	(1,294)	625
Customer contracts & related relationships	11,582	(6,411)	5,171
Certifications	6,917	(3,462)	3,455
Maintenance contracts & related relationships	1,498	(804)	694

	41,610	(27,924)	13,686

Cumulative translation adjustment			462

Total			$14,148

Amortization of finite-lived intangible assets for the three months ended years ended April 30, 2018 and 2017 was as follows:

	Three Months Ended April 30,
(in thousands)	2018	2017
Cost of subscription revenue	$1,668	$1,697
Sales and marketing	765	840

	$2,433	$2,537

As of April 30, 2018, future amortization of finite-lived intangibles that will be recorded in cost of revenue and operating expenses is estimated as follows, excluding cumulative translation adjustment (in thousands):

Fiscal 2019, remainder	$5,093
Fiscal 2020	4,227
Fiscal 2021	1,933

Total	$11,253

Note 6.    Contract Balances

Contract assets represent amounts for which we have recognized revenue, pursuant to our revenue recognition policy, for contracts that have not yet been invoiced to our customers where there is a remaining performance obligation, typically for multi-year arrangements. Total contract assets were $13.6 million and $16.1 million as of April 30, 2018 and January 31, 2018, of which $1.6 million and $1.9 million were noncurrent and included within “Other assets—noncurrent” on our consolidated balance sheets. The change in contract assets reflects the difference in timing between our satisfaction of remaining performance obligations and our contractual right to bill our customers.

Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are generally recognized as revenue over the contractual period. For the three months ended April 30, 2018 and 2017, we recognized revenue of $112 million and $78.3 million that was included in the corresponding contract liability balance at the beginning of the periods presented.

We receive payments from customers based upon contractual billing schedules. We record accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically 30 days.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 7.    Deferred Contract Acquisition and Fulfillment Costs

The following table represents a rollforward of our deferred contract acquisition costs:

	Three Months Ended April 30,
(in thousands)	2018	2017
Beginning balance	$77,344	$57,271
Additions to deferred contract acquisition costs	11,969	7,657
Amortization of deferred contract acquisition costs	(8,788)	(6,503)

Ending balance	$80,525	$58,425
Deferred contract acquisition costs, current	$2,124	$1,185
Deferred contract acquisitions costs, noncurrent	78,401	57,240

Total	$80,525	$58,425

The following table represents our contract fulfillment costs, which include third-party service fees:

	Three Months Ended April 30,
(in thousands)	2018	2017
Beginning balance	$3,316	$788
Additions to deferred contract fulfillment costs	357	1,715
Amortization of deferred contract fulfillment costs	(458)	(510)

Ending balance	$3,215	$1,993
Deferred contract fulfillment costs, current	$1,188	$1,060
Deferred contract fulfillment costs, noncurrent	2,027	933

Total	$3,215	$1,993

Current deferred contract fulfillment costs are included in “Prepaid expense and other current assets” and noncurrent costs are included in “Other assets—noncurrent” on our consolidated balance sheets.

Note 8.    Commitments and Contingencies

Operating Leases

We lease office space under noncancelable operating lease agreements that expire at various dates through June 2027. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance and property taxes. We recognize rent expense on a straight-line basis over the defined lease periods. Rent expense under operating leases amounted to $4.4 million for each of the three months ended April 30, 2018 and 2017.

The future minimum annual lease payments as of April 30, 2018, related to the lease agreements were as follows (in thousands):

Fiscal 2019, remainder	$13,457
Fiscal 2020	17,727
Fiscal 2021	16,067
Fiscal 2022	14,955
Fiscal 2023	15,298
Thereafter	38,871

Total minimum lease payments	$116,375

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Obligations

As of April 30, 2018, we had unused letters of credit outstanding associated with our various operating leases totaling $9.9 million.

In May 2017, we entered in an enterprise partnership arrangement with a cloud infrastructure provider through the year ending January 31, 2021. Total noncancelable amounts under this agreement are $2.1 million in the remainder of fiscal 2019, $2.8 million in fiscal 2020 and $1.4 million in fiscal 2021.

Indemnification

We enter into indemnification provisions under our agreements with other companies in the ordinary course of business, including business partners, contractors and parties performing our research and development. Pursuant to these arrangements, we agree to indemnify and defend the indemnified party for certain claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of our activities. The duration of these indemnification agreements is generally perpetual. The maximum potential amount of future payments we could be required to make under these indemnifications is not determinable. Historically, we have not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these indemnification agreements is not material as of April 30, 2018 and 2017. We maintain commercial general liability insurance and product liability insurance to offset certain of our potential liabilities under these indemnification agreements.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

Claims and Litigation

From time to time, we may be subject to legal proceedings, claims, and litigations made against us in the ordinary course of business. We are not currently a party to any legal proceedings or are aware of any pending or threatened litigations, that would have a material adverse effect to our financial condition, results of operations, or cash flows, should such litigation be resolved unfavorably.

Note 9.    Stockholders’ Deficit

Equity Incentive Plans

We maintain three stock-based compensation plans: the 2018 Equity Incentive Plan (“2018 Plan”), the Amended and Restated 2011 Equity Incentive Plan (“2011 Plan”) and the Amended and Restated 2003 Stock Plan (“2003 Plan”).

Our board of directors adopted and our stockholders approved the 2018 Plan during the three months ended April 30, 2018. The 2018 Plan went into effect in April 2018, upon the effectiveness of the registration statement for our IPO. This plan serves as a successor to the 2011 Plan and 2003 Plan and provides for the grant of stock-based awards to our employees, directors and consultants. No additional awards under the 2011 Plan or 2003 Plan will be made as of the effective date of the 2018 Plan. Outstanding awards under these two plans continue to be subject to the terms and conditions of the respective plans.

Shares available for grant under the 2011 Plan that were reserved but not issued as of the effective date of the 2018 Plan were added to the reserves of the 2018 Plan. Any shares subject to outstanding awards originally granted under the 2011 Plan that: (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or otherwise return to the Company; or (iii) are reacquired, withheld (or not issued) to satisfy a tax withholding obligation in

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

connection with an award or to satisfy the purchase price or exercise price of a stock award shall become available for future issuance pursuant to the 2018 Plan. As of April 30, 2018, 19,231,517 shares were available for future issuance under the 2018 Plan.

The number of shares reserved under the 2018 Plan will automatically increase on the first day of each fiscal year, starting on February 1, 2019 and continuing through February 1, 2028, in an amount equal to (i) 5% of the total number of shares of our capital stock outstanding on January 31st of the preceding fiscal year or (ii) a lesser number of shares as determined by our board of directors.

Stock Options

Option activity for the three months ended April 30, 2018, was as follows:

	Number of Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Balances at January 31, 2018	19,831,715	$11.44	6.62	$152,754
Options granted	—
Options exercised	(1,075,815)	7.19
Options canceled/expired	(278,500)	11.24

Balances at April 30, 2018	18,477,400	$11.69	6.52	$497,823

Vested and expected to vest at April 30, 2018	17,998,946	$11.54	6.48	$487,637
Exercisable at April 30, 2018	13,867,931	$9.96	6.07	$397,652

As of April 30, 2018, our total unrecognized compensation cost related to stock option grants was $27.6 million. We expect to recognize this expense over the remaining weighted-average period of approximately 1.8 years.

RSUs

Substantially all the RSUs that we have issued through January 31, 2018 vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based condition is typically satisfied over a four -year service period. The performance-based condition related to these awards was satisfied upon the effectiveness of our IPO Registration Statement on April 26, 2018. On that date we recorded a cumulative stock-based compensation expense of $262.8 million using the accelerated attribution method for all the RSU with service condition fully satisfied. All RSUs granted after January 31, 2018 vest on the satisfaction of a service-based condition only.

RSU activity for the three months ended April 30, 2018, was as follows:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested at January 31, 2018	23,080,543	$17.54
Granted	1,036,698	29.00
Vested	(8,662,938)	17.61
Canceled	(453,038)	17.79

Unvested at April 30, 2018	15,001,265	$18.66

As of April 30, 2018, our total unrecognized compensation cost related to RSUs was $125.4 million. We expect to recognize this expense over the remaining weighted-average period of approximately 1.5 years.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

2018 Employee Stock Purchase Plan

During the three months ended April 30, 2018, our board of directors adopted and our stockholders approved the 2018 Employee Stock Purchase Plan (“2018 ESPP”). In April 2018, the 2018 ESPP went into effect upon the effectiveness of our IPO Registration Statement. A total of 3,800,000 shares of common stock were reserved for issuance under the 2018 ESPP. As of April 30, 2018, no shares of our common stock have been purchased under the 2018 ESPP. The number of shares reserved under the 2018 ESPP will automatically increase on the first day of each fiscal year, starting on February 1, 2019 and continuing through February 1, 2028, in an amount equal to the lesser of (i) 1% of the total number of shares of our common stock outstanding on January 31 of the preceding fiscal year, (ii) 3,800,000 shares, or (iii) a lower number determined by our board of directors.

Note 10.    Net Loss per Share Attributable to Common Stockholders

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for periods presented:

	Three Months Ended April 30,
(in thousands, except share and per share data)	2018	2017
Numerator:
Net loss	$(270,687)	$(19,382)
Less: preferred stock accretion	(353)	(355)

Net loss attributable to common stockholders	$(271,040)	$(19,737)

Denominator:
Weighted-average common shares outstanding	36,334,395	29,761,804
Net loss per share attributable to common stockholders:
Basic and diluted	$(7.46)	$(0.66)

Potentially dilutive securities that were excluded from the diluted per share calculations because they would have been antidilutive are as follows:

	Three Months Ended April 30,
	2018	2017
Convertible preferred stock as-converted	100,350,008	100,350,008
Stock options	18,477,400	26,065,347
Warrants to purchase convertible preferred stock	22,468	22,468
Warrants to purchase common stock	—	18,061
RSUs	15,001,265	—

Total antidilutive securities	133,851,141	126,455,884

The table above does not include 18,163,666 RSUs outstanding as of April 30, 2017, as these RSUs are subject to a performance condition that was not considered probable as of that period.

On May 1, 2018, after quarter end, we completed our IPO, in which we issued and sold 19,314,182 shares of common stock at price to the public of $29.00 per share. On that date, all our convertible preferred stock converted into 100,350,008 shares of common stock. These shares are included in our common stock outstanding as of that date. Refer to Note 13 for additional information.

Note 11.    Income Taxes

Our quarterly provision for income taxes is based on an estimated effective annual income tax rate. It includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our provision for income taxes was $0.7 million for the three months ended April 30, 2018, compared to a tax benefit of $0.1 million for the three months ended April 30, 2017. The provision was primarily due to an increase in foreign tax expense, resulting from higher year-over-year earnings in certain foreign jurisdictions as we continue to scale our foreign operations to support our ongoing international growth.

In December 2017, the TCJA was enacted into law. The new legislation contains several key tax provisions that affected us, including a reduction of the federal corporate income tax rate to 21% effective January 1, 2018. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities and our valuation allowance against our net U.S. deferred tax assets. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the 2017 Tax Cuts and Jobs Act (“SAB 118”), added by the FASB to Income taxes (Topic 740) in February 2018, which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As part of the transition to the new territorial tax system, the TCJA imposes a one-time repatriation tax on deemed repatriation of historical earnings of foreign subsidiaries. Based on the current evaluation of our operations, no repatriation tax charge is anticipated due to negative earnings and profits in our foreign subsidiaries.

We recognized provisional tax impacts related to the revaluation of deferred tax assets and liabilities and corresponding valuation allowances in our consolidated financial statements for the year ended January 31, 2018. The ultimate impact may differ from those provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take because of the TCJA. Any adjustments made to the provisional amounts under SAB 118 should be recorded as discrete adjustments in the period identified (not to extend beyond the one-year measurement provided in SAB 118). During the three months ended April 30, 2018, we did not make any adjustments to our provisional amounts included in our consolidated financial statements for the year ended January 31, 2018. Any adjustments are expected to be completed within the measurement period.

As of April 30, 2018, we were not able to reasonably estimate, and therefore have not recorded, deferred taxes for the Global Intangible Low-taxed Income (“GILTI”) provisions. We have not yet determined our policy election with respect to whether to record deferred taxes for basis differences expected to reverse because of the GILTI provisions in future periods or use the period cost method. We have, however, included an estimate of the current GILTI impact in our tax provision for fiscal 2019.

We review the likelihood that we will realize the benefit of our deferred tax assets and, therefore, the need for valuation allowances, on a quarterly basis. There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized.

As of April 30, 2018, our gross uncertain tax benefits totaled $7.8 million, including related accrued interest and penalties. As of April 30, 2018, $7.8 million of our uncertain tax benefits, including related accrued interest and penalties, would impact the effective tax rate if recognized.

We are subject to taxation in the United States and various state and foreign jurisdictions. Earnings from international activities are subject to local country income tax. The material jurisdictions where we are subject to potential examination by taxing authorities include the United States, California and Israel. We are currently under an income tax examination by the Israel Tax Authority for tax years 2013 through 2016. We are not currently under audit by the Internal Revenue Service or any similar taxing authority in any other material jurisdiction. We believe that adequate amounts have been reserved in all jurisdictions.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Note 12. Geographic	Information

We operate in one operating and one reportable segment as we only report financial information on an aggregate and consolidated basis to the Chief Executive Officer, who is our chief operating decision maker.

Revenue by geography is generally based on the address of the customer as specified in our master subscription agreement. Revenues by geographic area were as follows:

	Three Months Ended April 30,
(in thousands)	2018	2017
United States	$129,814	$96,345
International	25,994	17,153

Total revenues	$155,808	$113,498

No single country other than the United States had revenues greater than 10% of total revenues for the three months ended April 30, 2018 and 2017.

Our property and equipment by geographic area were as follows:

(in thousands)	April 30, 2018	January 31, 2018
United States	$48,783	$51,023
International	11,312	11,996

Total property and equipment	$60,095	$63,019

Note 13. Subsequent	Events

Initial Public Offering

On May 1, 2018, after this quarter end, we completed our IPO, in which we issued and sold 19,314,182 shares of common stock at price to the public of $29.00 per share, including 3,255,000 shares of common stock purchased by our underwriters from the full exercise of the over-allotment option. Certain of our existing stockholders sold an additional 5,640,818 shares at the public offering price. We received net proceeds of $524.5 million after deducting underwriting discounts and commissions of $30.8 million and other offering expenses of $4.5 million. We did not receive any proceeds from the sale of shares by our stockholders.

Upon the completion of our IPO, all 100,226,099 shares of our convertible preferred stock automatically converted into an aggregate of 100,350,008 shares of our common stock; all our outstanding warrants to purchase shares of convertible preferred stock converted into 22,468 warrants to purchase shares of common stock with the related warrant liability of $0.8 million reclassified into additional paid-in capital; and our Amended and Restated Certificate of Incorporation was filed and went in effect authorizing a total of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

The unaudited pro forma condensed consolidated balance sheet is presented as if our IPO was completed on April 30, 2018, by applying adjustments to our historical condensed consolidated balance sheet. It reflects (1) the issuance of 19,314,182 shares of common stock for estimated net proceeds of $524.5 million (of which $2.8 million of offering costs were already included in the April 30, 2018 noncurrent asset balance), (2) conversion of all our convertible preferred stock into 100,350,008 shares of common stock, and (3) reclassification of the warrant liability of $0.8 million to additional paid-in capital upon the conversion of outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase shares of common stock:

	Unaudited
(in thousands)	Actual April 30, 2018	Pro Forma Adjustments	Pro Forma April 30, 2018
Assets
Total current assets	$415,733	$527,576	$943,309
Total noncurrent assets	198,739	(3,682)	195,057

Total assets	$614,472	$523,894	$1,138,366

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Total liabilities	$400,346	$(2,578)	$397,768
Redeemable convertible preferred stock	547,854	(547,854)	—
Stockholders’ equity (deficit)
Common stock	4	12	16
Additional paid-in capital	438,200	1,074,314	1,512,514
Accumulated other comprehensive income	1,075	—	1,075
Accumulated deficit	(773,007)	—	(773,007)

Total stockholders’ equity (deficit)	(333,728)	1,074,326	740,598

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$614,472	$523,894	$1,138,366

Other

Our credit facility with Silicon Valley Bank of up to $80.0 million with a letter of credit sub-facility up to $15.0 million (as a sublimit of the revolving loan facility) and a swingline sub-facility up to $5.0 million (as a sublimit of the revolving loan facility) expired under its terms in May 2018, after this quarter end. We have not extended the credit facility as of the date of this filing.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

To our more than 425,000 customers and hundreds of millions of users, thank you. Together, we DocuSign—for new homes, job offers, business deals and almost every other type of agreement—practically anywhere in the world. This is just a sign of things to come.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

DocuSign® Nasdaq : DOCU

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange supplemental listing fee.

Amount to be Paid
SEC registration fee	$ *
FINRA filing fee	*
Exchange supplemental listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, (A) our amended and restated certificate of incorporation provides that we are authorized to indemnify our directors and officers (and any other persons whom applicable law permits) to the fullest extent permitted by Delaware law and (B) our amended and restated bylaws will provide that: (1) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

satisfaction of certain conditions, to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings; (4) the rights conferred in the amended and restated bylaws are not exclusive; (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and (6) we may secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

Our policy is to enter into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party to or participant in by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

See the undertakings set forth in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since February 1, 2015 through the date of the prospectus that is a part of this registration statement:

Issuances of RSUs and Options to Purchase Common Stock

From February 1, 2015 through the date of this registration statement, we issued under our 2011 Plan and 2018 Plan RSUs for an aggregate of 32,804,283 shares of our common stock to a total of 3,418 employees, consultants and directors. From February 1, 2015 through the date of this registration statement, we granted under our 2011 Plan options to purchase an aggregate of 13,719,264 shares of our common stock to a total of 1,790 employees, consultants and directors, having exercise prices ranging from $13.43 to $18.87 per share. Over the same period, 10,837,445 shares were issued upon the exercise of options granted under our 2011 Plan.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Issuances of Convertible Preferred Stock

Between April and August 2015, we sold 15,884,865 shares of our Series F convertible preferred stock to 46 accredited investors at a price of $19.0931 per share, for aggregate proceeds of approximately $303.3 million.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

		Incorporated by Reference
Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1+	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger, dated as of July 31, 2018, by and among DocuSign, Inc., SpringCM Inc., Sparrow Merger Sub, Inc. and TF Corporate Services LLC, as the Stockholders’ Representative.	8-K	001-38465	2.1	7/31/2018

3.1	Amended and Restated Certificate of Incorporation	S-1/A	001-38465	3.1	5/1/18

3.2	Amended and Restated Bylaws	S-1	333-223990	3.4	4/25/18

4.1	Specimen stock certificate evidencing shares of Common Stock.	S-1/A	333-223990	4.1	4/17/2018

4.2	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated April 30, 2015, as amended March 15, 2017.	S-1	333-223990	10.1	3/28/2018

4.3	Warrant to Purchase Common Stock, dated as of January 23, 2011, by and between the Registrant and Kranz & Associates, LLC.	S-1	333-223990	4.2	3/28/2018

4.4	Warrant to Purchase Series B-1 Preferred Stock, dated as of December 18, 2009, by and between the Registrant and Silicon Valley Bank.	S-1	333-223990	4.3	3/28/2018

5.1+	Opinion of Cooley LLP.

10.2	Amended and Restated 2011 Equity Incentive Plan.	S-1	333-223990	10.2	3/28/2018

10.3	Form of Option Agreement and Exercise Notice under Amended and Restated 2011 Equity Incentive Plan.	S-1	333-223990	10.3	3/28/2018

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.4	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under Amended and Restated 2011 Equity Incentive Plan.	S-1	333-223990	10.4	3/28/2018

10.5	2018 Equity Incentive Plan.	S-1	333-223990	10.5	3/28/2018

10.6	Form of Option Agreement and Exercise Notice under 2018 Equity Incentive Plan.	S-1	333-223990	10.6	3/28/2018

10.7	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2018 Equity Incentive Plan.	S-1	333-223990	10.7	3/28/2018

10.8	2018 Employee Stock Purchase Plan.	S-1	333-223990	10.8	3/28/2018

10.9	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-223990	10.9	3/28/2018

10.10	Amended and Restated Offer Letter, dated as of March 27, 2018, by and between the Registrant and Daniel D. Springer.	S-1	333-223990	10.10	3/28/2018

10.11	Offer Letter, dated as of December 12, 2012, by and between the Registrant and William Neil Hudspith.	S-1/A	333-223990	10.10.1	4/3/2018

10.12	Offer Letter, dated as of March 31, 2017, by and between the Registrant and Scott V. Olrich.	S-1	333-223990	10.10.2	4/3/2018

10.13	Offer Letter, dated as of June 16, 2014, by and between the Registrant and Reginald D. Davis.	S-1/A	333-223990	10.10.3	4/3/2018

10.14	Amended and Restated Offer Letter, dated as of April 11, 2018, by and between the Registrant and Michael J. Sheridan.	S-1/A	333-223990	10.10.4	4/3/2018

10.15	Offer Letter, dated as of October 5, 2017, by and between the Registrant and Kirsten O. Wolberg.	S-1/A	333-223990	10.10.5	4/3/2018

10.16	Transition Agreement, dated as of October 4, 2015, by and between the Registrant and Keith J. Krach.	S-1/A	333-223990	10.10.6	4/3/2018

10.17	Amended and Restated Retention Agreement, effective as of March 30, 2018, by and between the Registrant and Reginald D. Davis.	S-1/A	333-223990	10.10.7	4/17/2018

10.18	Amended and Restated Retention Agreement, effective as of March 30, 2018, by and between the Registrant and William Neil Hudspith.	S-1/A	333-223990	10.10.8	4/17/2018

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.19	Amended and Restated Retention Agreement, dated as of March 27, 2018, by and between the Registrant and Scott V. Olrich.	S-1	333-223990	10.10.9	3/28/2018

10.20	Amended and Restated Retention Agreement, dated as of March 27, 2018, by and between the Registrant and Kirsten O. Wolberg.	S-1	333-223990	10.10.10	3/28/2018

10.21	Credit Agreement, dated as of May 8, 2015, by and between the Registrant and Silicon Valley Bank.	S-1	333-223990	10.11	3/28/2018

10.22	First Amendment to Credit Agreement and Waiver, dated as of April 28, 2016, by and among the Registrant, Docusign International, Inc., Cartavi, LLC and Silicon Valley Bank.	S-1	333-223990	10.11.1	3/28/2018

10.23	Second Amendment to Credit Agreement and Waiver, dated as of July 28, 2017, by and among the Registrant, Docusign International, Inc., Cartavi LLC and Silicon Valley Bank.	S-1	333-223990	10.11.2	3/28/2018

10.24	Forbearance Agreement, dated as of March 17, 2016, by and between March 17, 2016, by and among the Registrant, Docusign International, Inc., Cartavi, LLC and Silicon Valley Bank.	S-1	333-223990	10.11.3	3/28/2018

10.25	Third Amendment to Credit Agreement and Waiver, dated as of December 22, 2017, by and among the Registrant, Docusign International, Inc., Cartavi, LLC and Silicon Valley Bank.	S-1	333-223990	10.11.4	3/28/2018

10.26	Office Lease, dated as of October 31, 2012, by and between the Registrant and 221 Main Property Owner LLC.	S-1	333-223990	10.12	3/28/2018

10.27	First Amendment to Office Lease, dated as of January 24, 2013, by and between the Registrant and 221 Main Property Owner LLC.	S-1	333-223990	10.12.1	3/28/2018

10.28	Second Amendment to Office Lease, dated as of February 11, 2015, by and between the Registrant and Columbia REIT – 221 Main, LLC (as successor of 221 Main Property Owner LLC)	S-1	333-223990	10.12.2	3/28/2018

10.29	Third Amendment to Office Lease, dated as of April 14, 2015, by and between the Registrant and Columbia REIT – 221 Main Property Owner LLC.	S-1	333-223990	10.12.3	3/28/2018

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Incorporated by Reference
Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.30	Fourth Amendment to Office Lease, dated as of March 22, 2016, by and between the Registrant and Columbia REIT – 221 Main, LLC (as successor of 221 Main Property Owner LLC).	S-1	333-223990	10.12.4	3/28/2018

10.31	Fifth Amendment to Office Lease, dated as of June 21, 2016, by and between the Registrant and Columbia REIT – 221 Main, LLC (as successor of 221 Main Property Owner LLC).	S-1	333-223990	10.12.5	3/28/2018

10.32	DocuSign, Inc. Non-Employee Director Compensation Policy.	S-1	333-223990	10.13	3/28/2018

21.1	Subsidiaries of the Registrant.	S-1	333-223990	21.1	3/28/2018

23.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2+	Consent of Cooley LLP (included in Exhibit 5.1)

24.1	Power of Attorney (reference is made to the signature page hereto)

+	To be filed by amendment.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or related notes, which are incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the                  day of                 , 2018.

DOCUSIGN, INC.

By:
Daniel D. Springer
Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel D. Springer, Michael J. Sheridan, and Reginald D. Davis, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Daniel D. Springer	Chief Executive Officer and Director (Principal Executive Officer)	, 2018

Michael J. Sheridan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018

Keith J. Krach	Director	, 2018

Thomas H. Gonser, Jr.	Director	, 2018

John M. Hinshaw	Director	, 2018

Blake J. Irving	Director	, 2018

Louis J. Lavigne, Jr.	Director	, 2018

Confidential Treatment Requested by DocuSign, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date
Mary G. Meeker	Director	, 2018

Enrique T. Salem	Director	, 2018

S. Steven Singh	Director	, 2018

Peter Solvik	Director	, 2018

Inhi Cho Suh	Director	, 2018

Mary Agnes Wilderotter	Director	, 2018